

2024 Annual Report



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-31666

First Advantage Corporation
(Exact name of Registrant as specified in its Charter)

Delaware	**84-3884690**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1 Concourse Parkway NE, Suite 200	
Atlanta, GA	**30328**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (888) 314-9761

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	FA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒   NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $812,574,408 based on the last reported sales price of the common stock as reported on Nasdaq. The number of shares of Common Stock outstanding as of February 21, 2025 was 173,512,611.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024 are incorporated herein by reference in Part III.

Table of Contents

		Page
PART I		
Item 1.	Business	6
Item 1A.	Risk Factors	18
Item 1B.	Unresolved Staff Comments	38
Item 1C.	Cybersecurity	39
Item 2.	Properties	40
Item 3.	Legal Proceedings	40
Item 4.	Mine Safety Disclosures	40
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41
Item 6.	[Reserved]	42
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	63
Item 8.	Financial Statements and Supplementary Data	64
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	64
Item 9A.	Controls and Procedures	64
Item 9B.	Other Information	65
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	65
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	66
Item 11.	Executive Compensation	66
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	66
Item 13.	Certain Relationships and Related Transactions, and Director Independence	66
Item 14.	Principal Accountant Fees and Services	66
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	67
Item 16.	Form 10-K Summary	70

Glossary of Selected Terminology

The following terms are used in this Annual Report, unless otherwise noted or indicated by the context:

- "Americas" in regards to our business, means the United States, Canada, and Latin America;

- "Enterprise customers" means our customers who contribute $500,000 or more to our revenues in a calendar year;

- "First Advantage," the "Company," "we," "us," and "our" mean the business of First Advantage Corporation and its subsidiaries;

- "gross retention rate" for the current year is a percentage, where the numerator is prior year revenues less the revenue impact of lost accounts; the denominator is prior year revenues. We calculate the revenue impact of lost accounts as the difference between the customer's current year and prior year revenues for the months after which they are identified as lost. Therefore, the attrition impact of customers lost in the current year may be partially captured in both the current and following years' retention rates depending on what point during the year they are lost. Our retention rate does not factor in revenue impact, whether growth or decline, attributable to existing customers or the incremental revenue impact of new customers;

- "International" in regards to our business, means all geographical regions outside of the United States, Canada, and Latin America;

- "Legacy First Advantage" refers to First Advantage Corporation and its subsidiaries, prior to the Sterling acquisition, encompassing its core business operations, established workforce, existing processes, and the technology systems in place;

- "Revenues attributable to the Company's acquisitions" means revenues recognized in the first year following each acquisition; and

- "Silver Lake" means Silver Lake Group, L.L.C., together with its affiliates, successors, and assignees.

Certain monetary amounts, percentages, and other figures included in this Annual Report on Form 10-K ("Annual Report") have been subject to rounding adjustments. Percentage amounts included in this Annual Report have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this Annual Report. Certain other amounts that appear in this Annual Report may not sum due to rounding.

Cautionary Notice Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. In some cases, you can identify these forward-looking statements by the use of words such as "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek," "foreseeable," the negative version of these words, or similar terms and phrases.

These forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make.

For additional information on these and other factors that could cause First Advantage's actual results to differ materially from expected results, please see "Risk Factors" in Part I, Item 1A. in this Annual Report, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov. The forward-looking statements included in this Annual Report speak only as of the date of this Annual Report, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- Macroeconomic factors beyond our control, including the state of the economy, could impact demand and the fulfillment costs for our products and solutions.

- We operate in a highly regulated industry and are subject to numerous and evolving laws and regulations.

- Continued scrutiny of collection, use, and processing of personal data and data security could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency.

- We may not be able to identify and successfully implement our growth strategies on a timely basis or at all.

- Social, ethical, and legal issues relating to the use of new and evolving technologies, such as artificial intelligence and machine learning, in our offerings may result in reputational harm and liability.

- Any damage to our reputation or our brand could adversely affect our business, financial condition, and results of operations.

- To the extent our customers reduce their operations, downsize their screening programs, or otherwise demand fewer of our products and solutions, our business could be adversely impacted.

- We operate in a penetrated and competitive market.

- We rely on third-party data and service providers. If they are unable to deliver or perform as expected, our ability to operate effectively may be impaired, and our business may be materially and adversely affected.

- Sales to government entities and higher-tier contractors to governmental customers involve unique competitive, procurement, budget, administrative and contractual risks, any of which could materially adversely impact our business, financial condition and results of operations.

- Due to the sensitive and privacy-driven nature of our products and solutions, we could face liability and legal or regulatory proceedings, which could be costly and time-consuming to defend and may not be fully covered by insurance.

- Our business, brand, and reputation may be harmed as a result of security breaches, cyber-attacks, employee or other internal misconduct, computer viruses, or the mishandling of personal data.

- Our international business exposes us to a number of risks.

- Real or perceived errors, failures, or bugs in our products could adversely affect our business, results of operations, financial condition, and growth prospects.

- Failure to realize the expected benefits of our acquisition of Sterling Check Corp. ("Sterling"), could adversely affect our business and the value of our common stock.

- We may not be able to identify attractive acquisition targets and strategic partnerships or successfully complete such transactions.

- Failure to comply with anti-corruption, economic and trade sanctions, and anti-money laundering laws and regulations could have an adverse effect on our business.

- Disruptions at our Global Operating Center and other operational sites could adversely impact our business.

- We are not guaranteed exclusivity or volumes in all of our contracts with our customers and our customers may experience major business changes that impact our current or future revenue streams.

- Disruptions with our technology and network infrastructure, including our data centers, servers, and third-party cloud and internet providers, and our migration to the cloud, could have an adverse impact on our business.

- If we fail to continue to integrate our platforms and solutions with that of human resource software providers or if our relationships with human resource software providers deteriorate, our business could be adversely affected.

- We are subject to risks relating to public opinion, which may be magnified by incidents or adverse publicity concerning our industry or operations.

- We rely on third-party vendors to carry out certain portions of our operations. If they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change, our business operations and results of operations could be materially and adversely affected.

- Our continued success depends in large part on the service of our key executives and our ability to find and retain qualified employees.

- If we are unable to obtain, maintain, protect and enforce our intellectual property and other proprietary information, or if we infringe, misappropriate or violate the intellectual property rights of others, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

- If we are unable to maintain, protect and enforce the confidentiality of our trade secrets, our business and competitive position would be harmed.

- The use of open-source software in our applications may expose us to additional risks and harm our intellectual property rights.

- Seasonality may cause our operating results to fluctuate from quarter to quarter.

- Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations, and financial condition.

- Silver Lake controls us and its interests may conflict with yours in the future.

- Our stock price may be highly volatile or may decline regardless of our operating performance, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

- We do not intend to pay dividends for the foreseeable future.

- The interpretation of tax laws may have a material adverse effect on our business.

- Our implementation cycles can be lengthy and variable, depend upon factors outside our control, and could cause us unexpected delays in generating revenues or result in lower than anticipated revenues.

- Our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations.

- We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, and financial condition.

- Our debt instruments restrict our current and future operations, particularly our ability to respond to changes or take certain actions.

- First Advantage Corporation is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Trademarks, Service Marks, and Trade names

We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States and other countries, including, for example: First Advantage, Profile Advantage, Enterprise Advantage, Insight Advantage, Verified!, HEAL, RoadReady, Corporate Screening, and Sterling among others. Unless otherwise indicated, all trademarks, trade names, and service marks appearing in this Annual Report are proprietary to us, our affiliates, and/or licensors. This Annual Report also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, trade names, and service marks referred to in this Annual Report may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, and service marks. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

PART I

Item 1. Business.

Our Company

First Advantage Corporation ("First Advantage" or the "Company") is a leading global provider of employment background screening, identity, and verification solutions. Enabled by its proprietary technology, First Advantage delivers innovative services and insights that help customers mitigate risk and hire the best talent: employees, contractors, contingent workers, tenants, and drivers.

On October 31, 2024, we completed our acquisition of Sterling Check Corp. ("Sterling"), a global provider of technology-enabled background and identity verification services. This strategic acquisition enhances our capabilities and expands our service offerings, allowing us to deliver a comprehensive hiring and risk management solution that begins with identity verification and extends through criminal background screening, credential verification, drug and health screening, and ongoing risk monitoring.

We manage one of the earliest and most important interactions between an applicant and our customer. Most applicants view their screening experience as a reflection of the hiring organization and its onboarding process. Our comprehensive product suite includes criminal background checks, drug and health screening, extended workforce screening, biometrics and identity, education and work verifications, resident screening, fleet and driver compliance, executive screening, data analytics, continuous monitoring, social media monitoring, and hiring tax incentives. We derive a substantial majority of our revenues from pre-onboarding screening and perform screens in over 200 countries and territories, enabling us to serve as a one-stop-shop provider to both multinational companies and growth companies. In 2024, as a combined company, we performed nearly 190 million screens on behalf of 80,000 customers spanning the globe and all major industry verticals, including more than two-thirds of the Fortune 100 and approximately half of the Fortune 500.

We often have multiple stakeholders within our customers, including Executive Management, Human Resources, Talent Acquisition, Compliance, Risk, Legal, Safety, and Vendor Management, who rely on our products and solutions. Our expertise and resources position us to grow market share by focusing on high-volume hiring industries and companies, increasing our share with existing customers, upselling and cross-selling new products and solutions, and winning new customers.

Our verticalized go-to-market strategy delivers highly relevant solutions for targeted industry sectors. This approach enables us to build a diversified customer portfolio and effectively serve many of the largest, most sophisticated, and fastest-growing companies in the world. We have built a powerful and efficient customer-centric sales model fueled by frequent engagement with our customers and deep subject matter expertise in industry-specific compliance and regulatory requirements, which allows us to create tailored solutions and drive consistent upsell and cross-sell opportunities. We believe the combination of our deep market expertise from our sales and support teams combined with the flexibility of our proprietary technology platforms enable us to deliver industry-relevant, highly specialized solutions to our customers in a scalable manner, driving growth and differentiating us from our competitors. This has allowed us to develop long-standing relationships and a highly trusted brand with our customers as evidenced by our industry-leading customer satisfaction scores, average 12-year tenure of our top 100 customers, and gross retention rate of approximately 96% as of December 31, 2024.

Our technology is designed to be highly configurable, scalable, and extensible. Our platform is embedded in our customers' core enterprise workflows and interfaces with more than 100 third-party Human Capital Management ("HCM") software platforms and Applicant Tracking Systems ("ATS"), providing us with real-time visibility and input into our customers' human resources processes. We leverage our proprietary internal databases—which include over 900 million criminal, education, and work history records as of December 31, 2024—and an extensive and highly curated network of thousands of automated and/or integrated third-party data providers and robotic process automation ("RPA") bots.

Our focus on innovative products and technologies has been critical to our growth. Using agile software development methodologies, we have consistently enhanced existing products and been early to market with new and innovative products, including offerings for biometrics and identity, continuous criminal monitoring, extended workforce screening, and instant oral drug testing. The integration of Sterling's advanced identity verification solutions, including its partnership with ID.me, further strengthens our position in the market.

The acquisition of Sterling marks a significant milestone in First Advantage's growth trajectory. We plan to combine our expertise and resources to deliver unparalleled screening solutions to our customers, with a focus on remaining at the forefront of innovation in the background screening industry.

Our Market Opportunity

The importance of human capital and its associated risks to brand, reputation, safety, and compliance are ever-increasing in today's interconnected, fast-paced world. Along with broader sustainability considerations, these issues have become priorities at the highest executive and oversight levels of our customers worldwide. Key constituents, including C-Suite executives, boards of directors, external auditors, business owners, property managers, educators, volunteer organizations, and franchisors, all face a heightened level of public scrutiny and accountability. Significant technological and societal trends, including fraud and cyber-attacks, sexual harassment, workplace violence, regulatory compliance, and the prevalence of social media, are impacting companies' brands and driving a significant increase in the need for screening, verifications, and ongoing monitoring. Our products and solutions are critical tools that companies depend on to assist them with their workplace safety programs as well as in some cases, assist them with maintaining compliance with regulatory requirements.

We believe several key trends are generating significant growth opportunities in our markets and increasing demand for our products and solutions:

- *Elevated voluntary employee churn:* Generational and structural shifts in the workforce have led to elevated levels of voluntary employee churn, particularly with younger workers. Millennials and Gen-Z represent a large, growing portion of the U.S. workforce and are more likely to change jobs than other generations in pursuit of earning higher wages, faster career development, and better workplace culture fit. Moreover, the generational movement away from unions and defined benefit plans reduces contractual and financial incentives to stay in a particular role, reducing switching costs for employees. The ongoing structural shift from in-office to remote work further reduces the historical geographic matching challenge employers and employees faced, further reducing switching costs for employees and expanding talent pools for employers. These trends support increasing demand for global, fast and efficient employment screening and identity verification services that only providers of scale, like First Advantage, can sufficiently address.

- *Increasing Use of Contingent and Flexible Workforces:* Contingent workers, including freelancers, independent contractors, and consultants, comprise a significant portion of the U.S. workforce as corporations increasingly adopt flexible workforce models. Companies face greater demand for employees than available talent, leading to a rise in the use of contingent workers. When these individuals have access to sensitive information or directly interact with customers, it is crucial for companies to diligently screen, verify, and monitor such personnel. The integration of Sterling's expertise in this area enhances our ability to meet the unique needs of customers utilizing contingent labor.

- *C-Suite Focus on Safety and Reputational Risks:* Screening, verifications, and compliance are becoming mission-critical and boardroom priorities for many companies due to the brand risks and potential legal liabilities associated with hiring high-risk workers. High-profile human capital-related issues have led to significant brand damage, litigation, and negative media coverage. These events reinforce the importance of our products and solutions. Companies are increasingly focusing on offerings that help mitigate potential risks and improve safety, directly addressing important social factors affecting their operations.

- *Heightened Regulatory and Compliance Scrutiny:* Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of global regulatory requirements that can vary by geography, industry vertical, and use case. Examples include the Fair Credit Reporting Act ("FCRA"), the EU and UK General Data Protection Regulation ("GDPR"), the Foreign Corrupt Practices Act ("FCPA"), the United Kingdom Bribery Act, and other US state privacy laws. These requirements that govern the delivery and use of background checks result in businesses needing background screening companies to perform more extensive checks. As a result, businesses seek to partner with screening providers that have the scale, scope, and compliance standards necessary to meet their needs. Our products and solutions help strengthen corporate governance by bolstering compliance and risk management practices.

- *Development of International Markets:* Background screening penetration remains low in many international geographies, with a significant portion of screens conducted by local providers. Multinational companies are increasingly focused on systematizing and elevating their human resources policies and screening procedures globally, driving demand for technology-driven, high-quality, compliant screening providers. Many international companies are initiating screening programs for the first time and are seeking reliable, compliant, and high-quality providers, positioning First Advantage, especially now with Sterling's additional scale, to capture this growing demand.

- *Growth in Post-Onboarding Solutions:* Companies are expanding their screening programs beyond the traditional "one-and-done" pre-onboarding measures. Our investments in post-onboarding products and solutions, enhanced by Sterling's capabilities, position us to capture share in this growing market, allowing organizations to mitigate ongoing risk effectively.

- ***Investment in Enterprise Software:*** As companies increasingly invest in enterprise software solutions, including next-generation software-as-a-service for HCM, we anticipate a rise in demand for screening, verification, and compliance solutions that can interface with these systems in an automated fashion. Our product suite is designed to provide a seamless applicant and user experience, delivering valuable insights through data analytics.

- ***Proliferation of Relevant Data Sources:*** U.S. government agencies, third-party vendors, and professional organizations are improving the quality and digitization of data in areas such as criminal records, education, healthcare credentials, and motor vehicle records ("MVRs"). This increasing availability of data drives customers to rely on large-scale, sophisticated providers like First Advantage, who can efficiently access and create insights from diverse data sources.

- ***Advances in Analytics to Increase Value of Data:*** The growing accessibility of robust datasets, supplemented by machine learning technologies, is driving demand for integrated screening insights and analytics. Customers often lack the internal resources to develop analytical and visualization tools, increasing the need for providers like First Advantage that offer cutting-edge integrated data analytics capabilities.

Our Growth Strategy

We intend to continue to grow our business profitably by pursuing the following strategies:

- ***Continue to Win New Customers:*** We are focused on acquiring new customers across various industry verticals, particularly those high-volume, high-velocity hirers with attractive long-term hiring outlooks, such as e-commerce, essential retail, healthcare, transportation, and home delivery. We are also prioritizing sectors that increasingly require deeper, more frequent checks with high compliance standards, such as healthcare. Our emphasis on Enterprise customers, who are well-positioned for durable, long-term growth and have complex global operations, drives the highest demand for our products and solutions. We believe our innovative and differentiated offerings, high-performing Sales and Customer Success teams, operational excellence, and industry-leading reputation will enable us to successfully expand our customer base.

- ***Growth within Our Existing Customer Base through Upselling and Cross-selling:*** Our customers often begin their relationship with us by implementing a few core products and subsequently expand their usage of our solutions platform over time to build a more comprehensive approach to screening and risk management. We drive upsell as customers extend our products and solutions to new divisions and geographies, perform more extensive screens, and purchase additional complementary pre- and post-onboarding products. We also cross-sell additional risk mitigation and compliance solutions, such as hiring tax credits and fleet solutions. Our deeply entrenched, verticalized Customer Success teams work closely with our customers to develop robust compliance and risk management programs. We believe that our total revenue opportunity with current customers can substantially increase the size of our current revenue base when considering cross-selling and upselling opportunities. Revenues from cross-sell and upsell added approximately five, five, and four percentage points to our revenue growth rate in 2024, 2023, and 2022, respectively. We will continue to focus on our sales and marketing efforts to increase product penetration within our existing customer base.

- ***Continue to Innovate Our Product Offerings:*** We plan to continue expanding our data solutions and adjacent product revenues. For example, we are investing in criminal and verification data products and identity services. We are also developing innovative solutions utilizing automation that align with our capabilities in areas such as biometric verification, fraud mitigation, and remote drug testing. The integration of Sterling's advanced identity verification solutions, including its partnership with ID.me, enhances our ability to deliver cutting-edge offerings. We will continue to invest significantly in our technology to sustain and advance our product leadership.

- ***Grow Internationally:*** We believe we are well-positioned to continue to grow internationally. As multinational corporations increasingly systematize and elevate their human resources policies and screening providers globally, while navigating a growing set of local requirements, we are uniquely positioned to address their global risk management and compliance needs. The majority of Enterprise customers do not currently have a single global provider but are actively evaluating opportunities to consolidate their screening programs. We will continue to invest internationally to win these expansion opportunities and drive broader industry adoption, including leveraging Sterling's established presence in certain international markets.

- ***Leverage Proprietary Data:*** With over 45 years of industry experience, we have the know-how to obtain data from robust and trusted sources, access to historical data, and the resources to put data to work. We will explore opportunities to develop, augment, and acquire proprietary data sets that could be used to fuel our existing core business and create new opportunities in various ways, including improving the speed and quality of our services, creating cost efficiencies, and building unique products.

Our Differentiated Technology

Background screening involves complex workflows, disparate internal and external data sources, and numerous integrations with third-party software providers. We believe our differentiated technology provides us with a strong competitive advantage. Our front-end technology, including our powerful UI/UX design, creates a superior applicant and customer experience, leveraging artificial intelligence ("AI") and machine learning to optimize workflows and minimize applicant data capture errors and missing information. Our back-end technology and processing engines seamlessly integrate interactions with customer HCM platforms and other software, government, and third-party data sources, as well as internal Operations and Customer Care teams. We have been, and will continue to be, pioneers in using automation and intelligent routing technologies to optimize turnaround times, quality, and touchless end-to-end screening. Our compliance functionality governs all aspects of our technology and is designed to meet ever-changing global regulatory and compliance requirements.

Legacy First Advantage's Technology and Operating Platform

The Legacy First Advantage background screening experience allows customers and their applicants to access our technology through intuitive, easy-to-use user interfaces, including Profile Advantage, Enterprise Advantage, and Insight Advantage, which are complemented by Sterling's robust technology offerings.

- *Profile Advantage:* Our applicant-facing technology, available in 19 languages, offers intuitive design with chatbot and AI support, liveness detection techniques, and ID verification for a streamlined applicant experience. Profile Advantage provides a modern, easy-to-use experience, which is critical to accelerating time to hire. It is often the first and one of the most important early interactions between an applicant and our customers. Profile Advantage can be accessed through a computer, tablet, or mobile device and is built for Web Content Accessibility Guidelines ("WCAG") 2.1 to be easily accessed by everyone. We believe that applicants view this experience as an important reflection of the customer. As such, customers can extend their branding to Profile Advantage to help improve applicant engagement. With its embedded AI, machine learning, and powerful features, Profile Advantage drives significant time savings for both applicants and customers and enables fast time-to-hire.

- *Enterprise Advantage:* Our core, proprietary, global end-to-end customer ordering and processing technology, Enterprise Advantage, enables our customers to order any of our products and solutions at scale. It has an average of 99.9% uptime due to our robust architecture design and seamlessly integrates with our customers' business processes and workflows, third-party enterprise software systems such as HCM and ATS platforms, and third-party data sources. Through Enterprise Advantage, our customers can easily manage their screening programs, either through centralized processes or by region or division, create customized screening packages, manage screening criteria, and administer adverse action letters. The integration of Sterling's technology enhances our capabilities, providing additional flexibility and scalability to meet diverse customer needs.

- *Insight Advantage:* Our innovative, dynamic data visualization tool offers our customers data analytics, dashboards, and near real-time reporting to assess their screening programs' underlying drivers and make data-driven decisions. We leverage the customer's unique applicant and screening data collected through Profile Advantage and Enterprise Advantage to create insights presented in dynamic dashboards. Customers have the ability to customize their dashboards and perform scenario analysis with our intuitive and flexible tools. Customers can also overlay key metrics from industry peer groups to discover and benchmark leading practices, optimizing their screening programs to deliver best-in-class performance.

We have designed the Legacy First Advantage technology architecture for extensibility. We receive data directly from the applicant through Profile Advantage and from our customers through their third-party HCM and ATS software platforms. This data is supplemented by our proprietary internal databases and external data sources as we perform screenings and verifications. Our proprietary internal databases of over 900 million records include our National Criminal Records File, which includes more than 780 million criminal records with thousands of new records added daily, and Verified!, our repository of over 120 million records, primarily consisting of prior employment and education verification records. These proprietary internal databases allow us to complete our processes quickly and cost-effectively, which accelerates the onboarding process for our customers and improves the applicant experience. We also obtain data directly from federal, state, and local government entities, laboratories and collection sites, credit bureaus, and education and work history verification providers, as well as from third-party, independent compilers of public records. Our API integrations, either through our Standard API or our REST API, allow for real-time, bidirectional, and secure data flows between us and our customers' software platforms and external data sources, creating a seamless and integrated screening process.

Background screening and verification requirements vary from customer to customer, depending on the size and geographic footprint of the business as well as the industry vertical in which the customer operates. For example, customers in the transportation, logistics, and home delivery industry may have screening requirements relating to transportation regulatory bodies, including the DOT, FMCSA, FAA, and IFTA, that customers in other industries do not require. In addition, the laws and regulations on the use of certain information vary significantly from jurisdiction to jurisdiction and are constantly evolving. We have designed our technology to be highly configurable, allowing us to provide our customers with tailored solutions that meet their specific needs.

Our flexible, scalable, and highly integrated technology, enhanced by our investments in automation and AI, has driven significant operational efficiencies and enabled us to achieve one of the highest customer satisfaction ratings among our competitors for quality, accuracy, and turnaround times. We will continue to innovate using agile software development methodologies, focusing on user-centered design, to bring leading products and solutions to the market.

Sterling's Technology and Operating Platform

Sterling's technology platform complements Legacy First Advantage's existing capabilities, providing a robust set of cloud-based, proprietary tools that enhance our service offerings. These tools provide access to court records, expedite workflows, and deliver fast accurate results. The outputs of these technology tools are seamlessly integrated into Sterling's customer and applicant interfaces and Sterling's customers' HCM systems, enabling a simple, fast, and unified applicant hiring experience. Sterling's systems cannot easily be replicated and have enabled Sterling to achieve some of the fastest turnaround times in the industry while maintaining the quality its customers expect.

Customer and Applicant Interfaces

At the center of the Sterling background screening experience are the Sterling Candidate Hub, Sterling Client Hub, and Sterling Analytics Hub, each purpose-built to meet the needs of specific end users.

- **Sterling Candidate Hub:** The Sterling Candidate Hub is one of the first interactions applicants have with Sterling customers and positive first impressions can lead to improved job acceptance rates, employee satisfaction, and productivity. In response to these needs, Sterling developed an intuitive, frictionless, and mobile-first applicant experience. The Sterling Candidate Hub provides a streamlined process for applicants to interact with Sterling and manage their entire screening process. The platform allows applicants the flexibility to provide information from any device in multiple languages and enables them to save time with mobile document uploads and e-signature capabilities. The platform is intelligent, customizing the information requested based on the specific package of services ordered, ensuring applicants need not waste time providing extraneous information. Progress is managed through text notifications and reminders.

- **Sterling Client Hub:** The Sterling Client Hub consolidates applicant orders and data into a single, unified workflow, allowing customers to easily place orders, manage tasks, monitor statuses, and view consumer reports. Results are easy to read with intuitive displays and collapsible/expandable search details. The platform is flexible by design, allowing customers to configure permissions, access control by role, invitation and task workflows, packages, and adjudication rules. Single-sign-on capabilities allow customers to manage their programs consistent with security best practices. The Sterling Client Hub is designed to be easily augmented with new services, and regularly updated to meet evolving compliance standards.

- **Sterling Analytics Hub:** Sterling Analytics Hub provides customers with a customizable, powerful data analytics platform to display a comprehensive view of their screening programs. This robust suite of dashboards provides customers with the information they need to gain better insights and make data-driven decisions as they seek to manage, streamline, and optimize their programs. The Sterling Analytics Hub puts comprehensive program management one click away while providing drill-down capabilities and underlying data.

Fulfillment Technology

Sterling has continually invested, innovated, and iterated on fulfillment technology and data acquisition. The Sterling fulfillment platform leverages thousands of proprietary and AI-driven automation integrations, including APIs and RPA bots, which enables Sterling to complete 55% of U.S. criminal searches within the first five minutes, 64% of U.S. criminal searches within the first 15 minutes, over 70% of U.S. criminal searches within the first hour, and 90% within the first day.

- **CourtDirect Technology:** This technology automates a historically manual and time-consuming process by integrating with jurisdictions throughout the U.S. With access to millions of criminal records, CourtDirect provides faster turnaround times while decreasing human data entry errors. Because CourtDirect is a proprietary technology, Sterling uses vendors to retrieve county court records on a limited basis, unlike many of our competitors.

- **SmartData Technology:** This technology operationally assists with criminal records matching and reportability using proprietary AI matching algorithms. The technology also standardizes criminal charges, conviction codes, and disposition codes among the thousands of courts within the U.S. Through years of work, Sterling has standardized thousands of permutations of state, charge, and disposition combinations. The standardization work that SmartData performs also allows Sterling to administer a customer's customized adjudication matrix at their direction more easily.

- *Verifications Portal:* The Verifications Portal is a proprietary fulfillment platform that delivers increased efficiencies, higher productivity, improved quality, and faster turnaround times for customers. The Verifications Portal's functionality removes the need for manual work assignment by queuing up the next available work for a verifier based on the employee's skill set. Additionally, it leverages algorithms to intelligently group and map work. The Verifications Portal is used in conjunction with direct APIs to our vendor partners and our proprietary Verifications Contact Database that tracks known entities and their preferred mode of fulfillment, decreasing the verifier's research time. This database is a proprietary asset compiled over many years and updated daily, providing a strong competitive advantage in enabling us to fulfill verifications more efficiently.

Legacy First Advantage's Product Suite

Legacy First Advantage's comprehensive product suite enables our customers across all industry sectors to perform pre-onboarding screening and post-onboarding monitoring of employees, contractors, contingent workers, tenants, and drivers. We generally classify our products and solutions into three categories: pre-onboarding, post-onboarding, and adjacent products, each of which is enabled by our technology, proprietary internal databases, and data analytics capabilities.

Pre-Onboarding

We offer an extensive array of products and solutions that customers utilize to enhance their applicant evaluation process, support compliance from the time applicant information is initially requested and submitted to an applicant's successful onboarding, and enhance workplace safety. Our technology is flexibly tailored to each customer's requirements, which could include a wide array of search categories such as Social Security number verification, education and employment verification, federal criminal checks, statewide criminal checks, country criminal checks, sex offender registry, and global sanctions. Our pre-onboarding products include:

- *Criminal Background Checks:* Utilizes our proprietary National Criminal Records File database, along with court and other public records, to help identify relevant matching and reportable criminal record histories.

- *Drug / Health Screening:* Offers various drug screening products, including saliva, urine, hair, and blood testing options, physical exams, and instant oral drug screening products performed by mouth swab collection.

- *Extended Workforce Screening:* Enables our customers to efficiently screen large numbers of contingent, contract, and temporary workers across various search types.

- *FBI Channeling:* As an approved Federal Bureau of Investigation ("FBI") channeler, handles submissions of fingerprints to the FBI National Criminal Records database and returns Criminal Record Information from the FBI to authorized recipients, including through a secure connection to the Financial Industry Regulatory Authority ("FINRA") and the Nationwide Multi-state Licensing System (NMLS).

- *Identity Checks and Biometric Fraud Mitigation Tools:* Includes government ID validation, liveness detection techniques, digital fingerprint collection, and identity and fraud mitigation tools, now enhanced by Sterling's advanced identity verification solutions.

- *Education / Work History Verification:* Verifies work history and education of applicants, leveraging our proprietary Verified! Database and SmartHub technology fueled by AI, internal fulfillment, or through relationships with other data providers.

- *Driver Records and Compliance:* Collection and storage of driver qualification files, as well as drug screening and background checks to assist with compliance with the requirements of the U.S. Department of Transportation ("DOT"), Federal Motor Carrier Safety Administration ("FMCSA"), Federal Aviation Administration ("FAA"), International Fuel Tax Agreement ("IFTA"), and other regulatory agencies across the entire U.S.

- *Healthcare Credentials:* Through our extensive Healthcare Exclusions Actions and Licensures ("HEAL") product, verifies and documents the educational background, training, experience, and other credentials of healthcare employees, contractors, volunteers, and vendors, including identifying exclusions and sanctions by medical boards, Medicaid and Medicare, the Office of Inspector General, and the General Services Administration.

- *Executive Screening:* Provides in-depth investigative reports to confirm various aspects of credentials not typically covered by most background checks, such as civil litigation and bankruptcies, negative media searches, controversies and inconsistencies in business dealings, corporate and regulatory history, and potential conflicts of interest.

- *Others:* Includes screening products such as global sanctions, professional licenses and credentials verification, and social media checks.

Post-Onboarding

Companies face a heightened responsibility to ensure safety and comply with laws, regulations, and licensing requirements after the initial screening and onboarding of an applicant. To assist those needs, we provide our customers with continuous monitoring and re-screening solutions that are important tools to help keep their end customers, workforces, and other stakeholders safe, productive, and compliant. Continuous monitoring solutions allow customers to be proactively alerted as soon as relevant information, which may require immediate attention and action, becomes available. Our post-onboarding solutions include:

- *Criminal Records Monitoring:* Provides background screening reports on an ongoing basis post-onboarding of any reportable criminal records of their employees, contractors, contingent workers, and drivers.

- *I-9 Verification:* Enables our customers to simplify and manage the process of onboarding new hires by streamlining employment eligibility verification through the convenience of digital workflows.

- *Healthcare Sanctions:* Our HEAL product provides ongoing healthcare-related compliance monitoring, which helps our customers comply with their obligations as employers of doctors, nurses, other employees, and vendors, reporting any changes in the status of required licenses.

- *Motor Vehicle Records:* Provides customers with a streamlined process to establish an initial driver file and enroll drivers into the continuous monitoring program, which reports any driver records changes.

- *Global Sanctions and Licenses:* Continuously monitors more than 2,500 source lists and searches a broad range of individual watchlists and key sanctions sources.

- *Social Media:* Offers ongoing post-onboarding social media background screening reports tailored to a customer's specific criteria.

Adjacent Products

We also offer adjacent products that complement our pre-onboarding and post-onboarding products and solutions:

- *Fleet and Vehicle Compliance:* Comprehensive solutions for fleet managers to support compliance with various state and federal requirements, including licenses, titles, registrations, and gas taxes.

- *Hiring Tax Credits and Incentives:* Identifies and processes U.S. employment tax credits and economic incentive programs, including the Federal Work Opportunity Tax Credit ("WOTC") program and other federal, state, and local incentives. Uses data collected from applicants during their background screen to increase quality and efficiency.

- *Resident and Tenant Screening:* Enables property managers, landlords, owners, and leasing agents to screen prospective tenants.

- *Investigative Research:* Provides in-depth investigative reports, similar to our Executive Screening products, used in performing due diligence of investment managers and senior executives before a major investment commitment or M&A transaction.

Our suite of products is available individually or through packaged solutions configured and tailored according to our customers' needs. For example, through our RoadReady solution, we provide comprehensive driver and fleet solutions to assist with compliance and asset management. Our driver compliance products include pre-onboarding background checks, MVRs, drug tests, driver files, and post-onboarding monitoring. Our asset management products related to vehicle compliance include title management, registration, fuel and gas tax, permits, transponder management, and ongoing data analytics.

Sterling's Suite of Services

In addition to Legacy First Advantage's offerings, Sterling enhances our product suite with a range of identity verification and background check solutions that are critical in today's hiring landscape. Sterling's identity verification services provide our customers with real-time information about an applicant to help validate and verify who they are hiring before they begin a background check. With the continued movement toward remote work, the prevalence of digitized identification information, and the increase in data breaches, there is an ever-growing risk that an applicant may be using a stolen identity when applying for a job and completing a background check. Our comprehensive set of solutions helps customers mitigate that risk through the following services:

- *Online Identity-as-a-Service Suite:* Sterling's exclusive partnership with ID.me provides an identity solution recognized as best-in-class and adopted by numerous U.S. federal agencies and states. This suite includes telecom and device verification, identification document verification, facial recognition with biometric matching, Social Security number verification, and live video chat identification proofing.

- *Fingerprinting Services:* Sterling provides fingerprinting services through a proprietary technology in a single-sourced and convenient national network with locations across the entire U.S. This state-of-the-art digital fingerprint capture technology reduces rejection rates and speeds up processing for faster onboarding.

- *Background Checks:* Sterling's background check solutions utilize proprietary automation technology that delivers thorough, fast, and accurate records. This includes criminal record checks, sex offender registries, civil court records, motor vehicle records, executive investigations, credit reports, liens, judgments, bankruptcies, and social media searches.

- *Credential Verification:* Sterling's global verification services include employment verification, education verification, credential verification, professional reference checks, and Department of Transportation verifications.

- *Drug and Health Screening:* Sterling's U.S. drug and health screening services offer comprehensive pre-and post-hire drug screening with access to an expansive nationwide collection network.

- *Onboarding Solutions:* Sterling's onboarding solutions include onboarding forms that ease the burden of processing employee documentation.

Our Customers

We serve a diversified customer base with 80,000 customers globally in 2024. Our customer base varies in size and industry, encompassing healthcare, retail and e-commerce, transportation, manufacturing and industrials, financial services, technology, media and entertainment, hospitality, business and professional services, general staffing, and gig economy. We have executed a concerted go-to-market strategy to target customers with large, complex workforces and have built a leading customer portfolio in this area as a result. Our customers operate in different industries across almost all facets of the global economy, with particular strength in sectors experiencing favorable secular trends such as e-commerce, retail, transportation, warehousing, and healthcare.

We have maintained a gross retention rate of approximately 96% in 2024 and achieved an average tenure of 12 years among our top 100 customers. Our customer relationships are contractual in nature and typically have multiple-year terms. Sterling has supplemented many of their contracts to include exclusivity or primary provider terms and exclude termination for convenience clauses.

For the year ended December 31, 2024, we had one customer that accounted for approximately 12% of our revenues, with no other customer accounting for 10% or more of our total revenues for that period. As of December 31, 2024, we performed screens in over 200 countries and territories, with a major presence in the United States, the United Kingdom, and India. Approximately 86% of our revenues for the year ended December 31, 2024 was generated in the U.S., while the remaining 14% was generated abroad.

Sales and Marketing

We believe our integrated sales and marketing approach, combining the strengths of Legacy First Advantage and Sterling, positions us uniquely in the market and enhances our ability to capture additional market share. Our unified go-to-market team is organized by industry verticals and regions, allowing us to effectively target new accounts and identify additional opportunities within existing accounts. This structure enables our sales professionals to be highly knowledgeable about industry-specific screening requirements, ensuring they can deliver value-added, tailored solutions to both existing and prospective customers.

Our sales representatives are trained to adopt a consultative approach throughout the entire sales process, which includes discovery, demonstration, negotiation, and closing. By understanding the specific challenges and nuances faced by customers in various industries, they can design pursuit strategies and propose solutions that meet the unique needs of each customer. This customer-centric focus ensures that we keep the customer at the center of our process, driving satisfaction and loyalty.

The integration of our Customer Success professionals into the go-to-market team further enhances our ability to deliver exceptional service. These professionals are also organized by verticals and regions, fostering deep relationships with customers and building local expertise in compliance and screening standards. They maintain ongoing interactions with key customer users and program owners, conducting regular formal account reviews to ensure high performance, satisfaction, and retention. Additionally, they organize customer advisory boards and events to gather product insights, drive innovation, and share best practices, which contributes to our industry-leading customer satisfaction scores and high retention rates.

Our relationships with HCM software providers remain a critical aspect of our sales and marketing strategy. Our technology is tightly integrated with major HCM and ATS platforms, offering greater speed and efficiency while enhancing the value of our solutions to our customers. Maintaining strong relationships with these third-party software providers is essential for generating new sales leads and providing market validation for our offerings.

We also employ a variety of marketing strategies to promote our products and solutions through both direct and indirect channels. Our marketing activities include traditional and online initiatives designed to generate sales leads, increase market awareness, and enhance the perception of our brand. We leverage referral partners, channel partnerships, digital advertising, search engine optimization, webinars, social media, thought leadership, and event-based marketing. Our participation in industry conferences and frequent publications in the industry press further bolster our visibility. Additionally, our annual customer conference, Collaborate, features presentations by subject matter experts and our customers on a wide range of industry topics, facilitating discussions and serving as a valuable resource on industry best practices. We believe we are able to capitalize on the network effects as we build goodwill through customer reviews and testimonials, word-of-mouth referrals, and references from other industry participants.

Competition

The global background screening and identity verification industry is highly fragmented and competitive. There are numerous local and single-country companies, but few multinational firms operate with the scale and reach necessary to serve diverse customer needs effectively. Our competitors vary based on customer size, industry vertical, geography, and product focus.

We compete with large players that offer broad capabilities and comprehensive product suites, as well as vertical-focused specialist firms targeting customers in select industries. Additionally, we face competition from mid-sized players and companies that serve small and medium-sized business ("SMB") customers. Some competitors are aligned with specific products in certain pre- and post-onboarding product lines, such as drug and health screening and executive screening. In our adjacent products market, we compete with companies specializing in fleet and vehicle compliance, hiring tax credits and incentives, resident and tenant screening, employment eligibility, and investigative research.

The market for our products and solutions is subject to constant change, with numerous sources of competition and new entrants frequently emerging.

The principal competitive factors affecting our markets include:

- *Reliability of Screening Results:* The accuracy and dependability of the information we provide are critical to our customers' decision-making processes.

- *Turnaround Time of Screening Results:* Speed is essential in the hiring process, and our ability to deliver timely results is a key differentiator.

- *Product, Package, and Solution Pricing:* Competitive pricing structures are vital for attracting and retaining customers.

- *Applicant and Enterprise User Experience:* The ease of use, level of functionality, scalability, and efficiency of our solutions significantly impact customer satisfaction.

- *Breadth and Depth of Screening Solutions:* A comprehensive suite of offerings allows us to meet diverse customer needs effectively.

- *Geographical Reach:* Our ability to operate in multiple countries and territories enhances our value proposition to multinational customers.

- *Sales and Marketing Relationship History:* Strong relationships with key decision-makers can influence purchasing decisions.

- *Compliance and Regulation:* Our expertise in navigating complex regulatory environments is a competitive advantage.

- *Industry Vertical Support:* Tailoring our solutions to meet the specific requirements of various industries enhances our appeal.

- *Technical and Systems Performance:* The ability to integrate seamlessly with customer and third-party systems and applications is crucial for operational efficiency.

- ***Cybersecurity, Privacy, and Data Protection:*** As data security becomes increasingly important, our commitment to protecting customer information is a significant competitive factor.

We believe we compete favorably based on these factors. The integration of Sterling's capabilities further strengthens our competitive position, allowing us to offer specialized and innovative solutions backed by exceptional customer support and deep market knowledge. However, our ability to remain competitive will depend on our continued performance in these areas. For additional information, see "Risk Factors—Risks Related to Our Business—We operate in a penetrated and competitive market."

Government Regulations

Due to the nature of our business, we are subject to significant and extensive U.S. federal, state, local, and foreign laws and regulations. These laws and regulations include national, international, state, and local cybersecurity, privacy and data protection, health, taxation, anti-corruption and anti-money laundering, antitrust / competition, enterprise credit reporting agencies and environmental, health and safety protection. Taking commercially reasonable steps to comply with such laws and regulations is an important priority for us.

Regulators worldwide have adopted or proposed national, international, state, and local laws that regulate consumer protection, cybersecurity, privacy, data protection, and/or business credit reporting. These laws impact, among other things, the collection, use, disclosure, sale, transfer, receipt, storage, transmission, destruction, and other processing of personal data (collectively, "Processing"). The principal laws and regulations that impact our business include, but are not limited to:

- FCRA, which regulates the use of consumer report information and governs the accuracy, fairness, and privacy of such information;

- Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which prohibits unfair, deceptive, or abusive acts or practices with respect to consumer financial services practices;

- Gramm-Leach-Bliley Act, which regulates the use of non-public personal financial information held by financial institutions;

- Health Insurance Portability and Accountability Act, which restricts the public disclosure of patient information and applies indirectly to companies that provide services to healthcare-related businesses;

- Drivers' Privacy Protection Act, which restricts the public disclosure, use, and resale of personal data contained in state department of motor vehicle records;

- U.K. Digital Identity & Attributes Trust Framework, which provides for a set of rules and standards for digital identity products;

- Various U.S. federal, state, and local data protection and consumer reporting agency laws at the state level, state data breach laws, and state privacy laws, such as the California Consumer Privacy Act of 2018 (as amended, the "CCPA") and the Illinois Biometric Information Privacy Act;

- International data protection, data localization, and similar laws and regulations impacting our services and data suppliers, such as the U.K. and EU GDPR; and

- Oversight by regulatory authorities for engaging in consumer reporting, including the FTC and CFPB in the United States.

These laws and regulations, which are generally designed to protect individuals' privacy and prevent the misuse of personal data or unauthorized access to data, are complex, subject to ongoing changes in regulations and amendments, and inconsistent between jurisdictions. We proactively manage our compliance with laws and regulations through the use of a number of resources, including our in-house legal and compliance department, external law firms, trade associations, and local suppliers and partners to understand the legal and regulatory requirements and practices that may impact the delivery of our products and solutions as well as our customers' use of the same in light of employment, privacy and other laws and regulations. Our Chief Legal Officer leads our legal and compliance department. The compliance team consists of regional compliance officers globally, with local compliance officers reporting through that hierarchy. Through the legal and compliance functions, we train our team members with respect to compliance with laws and regulations as well as our policies and procedures, monitor changes to relevant material laws and regulations, and meet with regulators and legislators, as necessary and appropriate, to establish transparency of our operations and build trust.

Public concern is high with respect to the processing of personal data, including Social Security numbers, financial information, and medical information. In the future, additional legislative or regulatory efforts in the United States and internationally could further regulate the processing of personal data that we process in the conduct of our business. For additional information, see the section titled "Risk Factors—Risks Related to Our Business—If regulatory regimes continue to heighten their scrutiny over personal data and data security, it could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency" and "— Any damage to our reputation or our brand could adversely affect our business, financial condition, and results of operations."

Intellectual Property

Our success depends, in part, on developing, maintaining, protecting and enforcing our proprietary technology and intellectual property rights. We own and control various intellectual property rights, such as confidential information, trade secrets, trademarks, service marks, trade names, domain names, copyrights, patents, and U.S. and foreign registrations and applications in the foregoing. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and certain third parties are licensed to use certain technology and other intellectual property rights owned and controlled by us.

Obtaining, maintaining, protecting and enforcing our intellectual property and proprietary rights is an important aspect of our business. We rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent), contract, and liability safeguards (e.g., confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with our vendors) to protect our intellectual property in the United States, and other jurisdictions. We currently have patent and trademark applications pending in several jurisdictions. Filing these applications does not guarantee patents will be issued or that our trademark applications will proceed to registration without challenge, but may provide us with legal defense and allow us to pursue the protection of our intellectual property to the extent we believe it would be beneficial and cost-effective.

While we believe that our intellectual property, in the aggregate, is generally important to our business and operations, we do not regard any aspect of our business as being dependent upon any single patent, group of patents or other intellectual property right. However, the First Advantage name and related trade names, marks, and logos are of material importance to our business, and their loss could have a significant negative impact on us.

See the section titled "Risk Factors" for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Seasonality

We experience seasonality with respect to certain industries due to fluctuations in hiring volumes and other economic activity. For example, pre-onboarding revenues generated from our customers in the retail and transportation industries are historically highest during the months of October and November, leading up to the U.S. holiday season and lowest in December and at the beginning of the new year, following the U.S. holiday hiring season. Certain customers across various industries also historically increase their hiring throughout the second quarter of the year as winter concludes, and the school year ends, giving rise to student and graduate hiring, and increased commercial activity tied to outdoor activities. We expect that further growth in e-commerce, the continued digital transformation of the economy, and other economic factors may impact future seasonality, but we are unable to predict these potential shifts and how our business may be impacted.

Human Capital

Central to our strategy is attracting, developing and retaining the best talent globally with the right skills to drive our success. The capabilities of the Company's workforce have continued to evolve along with its business and strategy. Key focus areas of the Company's human capital management strategy are described below, and additional information can be found in its most current Sustainability Report, available on the Company's website (which is not incorporated by reference herein).

As of December 31, 2024, we had approximately 10,000 employees in 19 countries. Our workforce also engages third-party contractors as an ongoing part of our business where appropriate. None of our employees are subject to a collective bargaining agreement, and no work stoppages have been experienced. We consider our relationship with our employees to be good.

Global Code of Conduct and Ethics

The quality of our products and operations affects our reputation, productivity, profitability, and market position. Our objective is to create a work environment that allows and encourages all employees to perform their duties in an efficient, effective manner. We have established a Global Code of Conduct and Ethics ("Code"). Compliance with the provisions of the Code is a basic condition of employment at First Advantage.

Equal Employment

We strive for all of our employees to work in an environment where we are treated with dignity and respect. We are an equal opportunity employment employer and are committed to providing a workplace that is free of discrimination of all types from abusive, offensive, or harassing behavior. We are committed to creating such an environment because it brings out the full potential in each of our employees, which, in turn, contributes directly to our business success.

Culture and Inclusion

The success of our company and the value we provide to our customers stem from the strength of our global workforce. We are dedicated to fostering a workplace that values each individual and promotes equal opportunities for all employees. Our active Culture & Inclusion ("C&I") programs are designed to create an environment that respects differences and encourages collaboration.

Our initiatives include (1) talent attraction strategies that ensure equal employment opportunities for all applicants, (2) employee development and training programs, and (3) efforts to cultivate a supportive business culture through mentoring and engagement initiatives.

We believe that a respectful work environment, where all employees are treated fairly, is essential for attracting a broad pool of qualified candidates. This approach not only enhances innovation and creativity but also strengthens our relationships with stakeholders. Our goal is to attract, develop, and retain top talent from various backgrounds, fostering a culture where everyone feels respected and has the opportunity to excel in their careers.

As we continue to enhance our workplace culture, we are prioritizing our People & Culture processes to support our organizational mission and engage all employees in our goals. By adopting the C&I framework, we emphasize the importance of every employee's voice and contribution, ensuring that all team members feel valued in our decision-making processes. This approach aligns with our sustainability objectives, as engaged employees are crucial for driving innovation and fostering a collaborative culture.

We believe that by concentrating on Culture and Inclusion, we can create a more dynamic and supportive workplace that empowers individuals to thrive and contribute to our collective success. We are committed to building an environment where everyone can excel.

Additional Information

First Advantage Corporation, a Delaware corporation, was incorporated in November 2019. We completed our initial public offering ("IPO") of our common stock in June 2021.

We use our websites (https://fadv.com/ and https://investors.fadv.com/) to distribute company information. We make available free of charge a variety of information for investors, including our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC"). The information we post on our websites may be deemed material. Accordingly, investors should monitor our websites, in addition to following our press releases, filings with the SEC, and public conference calls and webcasts. In addition, you may opt in to automatically receive email alerts and other information about First Advantage when you enroll your email address by visiting the "Request Email Alerts" section of our investor website at https://investors.fadv.com/. The contents of our websites and social media channels are not, however, a part of this Annual Report.

Item 1A. Risk Factors.

You should carefully consider the following risk factors and all of the information contained in this Annual Report. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Related to Our Business

Macroeconomic factors beyond our control, including the state of the economy, could impact demand and the fulfillment costs for our products and solutions.

Macroeconomic developments such as the global or regional economic effects resulting from inflation and related economic curtailment initiatives, interest rate volatility, foreign exchange rate fluctuations, geopolitical developments, wars in Europe and the Middle East, evolving trade policies between the U.S. and international trade partners, or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political, or market conditions could negatively affect our business, operating results, financial condition, and outlook.

In addition, international, regional, or domestic political unrest and the related potential impact on global stability, terrorist attacks, and the potential for other hostilities in various parts of the world, public health crises, and natural disasters continue to contribute to a climate of economic and political uncertainty that could adversely affect our results of operations and financial condition, including our revenue growth and profitability.

Global credit and capital markets have experienced significant volatility and disruption due to the above factors. A substantial majority of our revenues are derived from pre-onboarding screening products, which is heavily influenced by hiring volumes. The businesses of some of our largest customers and their decision to hire depend in part on favorable macroeconomic conditions, including consumer spending, the general availability of credit, the level and volatility of interest rates, and inflation levels. To the extent these macroeconomic factors are at suboptimal levels, our existing and potential customers could delay or defer onboarding new or replacement workers, reduce the size of their workforce, or seek to decrease spending on their screening programs. As a result, our products could face reduced demand and our business, results of operations, and financial condition could slow or decline. Similarly, demand for our tenant screening products is subject to trends in real estate rental markets, which may be affected by macroeconomic factors beyond our control, including housing markets, stock market volatility, recession, job losses and unemployment levels, debt levels, and uncertainty about the future.

We operate in a highly regulated industry and are subject to numerous and evolving laws and regulations.

As a provider of technology solutions for screening and verifications, we are subject to numerous and evolving international, federal, state, and local laws and regulations, including, without limitation, in the areas of consumer protection, privacy, and data protection. See "Business—Government Regulations" and "Risk Factor—Continued scrutiny of collection, use, and processing of personal data and data security could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency." We expect that these laws and regulations will continue to evolve, change, and expand and, in most instances, become more stringent and complex with time. In particular, President Trump's election, coupled with Republican control of the Senate and the House of Representatives (albeit by narrow margins) could lead to new legislative and regulatory initiatives or the roll-back of initiatives of the previous presidential administration.

Compliance with these laws and regulations requires significant expense and resources, which could increase significantly as these laws and regulations evolve. Further, regulations are often the product of administrative interpretation and judicial construction, which could result in inconsistent implementation across jurisdictions. We must reconcile the many potential differences between the laws and regulations among the various domestic and international jurisdictions that may be involved in the provision of our solutions. A failure to identify, comply, and reconcile the many laws and regulations we are subject to could result in the imposition of penalties and fines, restrictions on our operations, breach of contract or indemnification claims against us, loss of revenues, and could otherwise adversely affect our business, results of operations, and financial condition. Further, we acquired a company in 2013 that was subject to multiple FTC consent decrees that had been imposed on it in the years prior to our acquisition and to which we now remain subject. The consent decrees require us to comply with the FCRA and to maintain a comprehensive information security program to be audited biennially. Under these circumstances, failure to comply with the decrees and/or relevant law or regulations may subject us to increased risk.

Changes in laws, regulations, and the interpretation of such laws and regulations on both the state and federal level could also affect certain of our businesses and result in restrictions on our ability to offer certain products and solutions. For example, several states and smaller local jurisdictions have implemented "fair chance" hiring laws or ordinances that limit or restrict employers from inquiring or using an applicant's criminal history to make employment decisions. In addition, under the FCRA in the United States, both our customers and we are required to comply with many requirements under the FCRA as well as state-level laws regarding the use and delivery of consumer reports. The enactment of new restrictive legislation and the requirements, restrictions, and limitations imposed by changing interpretations and court decisions on such laws and regulations could prevent our customers from using the full functionality of our products, which may reduce demand for our products and solutions. We could also be required to adapt our products to meet these evolving and complex requirements, such as adding or changing disclosures, authorizations, or forms provided to applicants. In addition, we believe it is critical for us to keep abreast of evolving laws and interpretations in applicable jurisdictions and inform our customers of changes to their ability to use our products and solutions and their and our obligations. These efforts require time, expense, and resources, and in some instances, reliance on third parties such as law firms and trade associations.

Continued scrutiny of collection, use, and processing of personal data and data security could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency.

Our products and solutions are subject to various complex laws and regulations governing cybersecurity, privacy, and data protection on the federal, state, and local levels, and in foreign jurisdictions. The regulatory framework for privacy issues is rapidly evolving and is likely to remain uncertain and inconsistently enforced for the foreseeable future. Many federal, state, and foreign governmental bodies and agencies have adopted or are considering adopting laws and regulations regarding collecting, processing, handling, maintenance, storage, use, disclosure, sale, and transmission of personal and other sensitive information, including mandatory consumer notification should the unauthorized access of consumer information occur, and further expansion of requirements is possible. It is possible that these restrictions could limit our current or future service offerings, reduce our profitability, or otherwise materially and adversely affect our ability to conduct our business or to do so economically. Further, if our practices or products are perceived to violate applicable laws or regulations, we may be subject to increased scrutiny and public criticism, litigation, investigation, fines, and reputational harm, which could disrupt our business and expose us to liability. Given the nature of our business and the volume data processed in the ordinary course of our operations, it is possible for breaches to occur, whether intentionally from hackers or other third parties, or unintentionally, for example, if we inadvertently send or otherwise make available information to an unauthorized recipient.

In the United States, we are subject to numerous federal and state laws governing the collection, processing, use, transmission, disclosure, and sale of personal data (which may also be referred to as personal information, personally identifiable information, and/or non-public personal information). For example, in California, the CCPA, provides for enhanced consumer protections for California residents, a private right of action for data breaches of certain personal information and statutory fines and damages for such data breaches or other CCPA violations, as well as a requirement of "reasonable" cybersecurity. Other states also have or are in the process of imposing similar privacy obligations. In addition, laws such as the Biometric Information Privacy Act in Illinois have also restricted the use of biometric information. These and other laws and regulations require us to continuously review our data processing practices and policies, may cause us to incur substantial costs with respect to compliance, and could require us to adapt our products and solutions, which may reduce their utility to our customers.

Outside of the United States, we are subject to foreign rules and regulations. For example, we are subject to enhanced compliance and operational requirements under the GDPR, which expanded the scope of data protection in the European Union ("EU") to foreign companies who process the personal data of EU residents, imposed a strict data protection compliance regime with stringent penalties for noncompliance and included new rights for data subjects such as the "portability" of personal data. In particular, under the GDPR, fines of up to 20 million euros, or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR's requirements. If we were found to be in breach of the GDPR, or the UK's version of the GDPR, the potential penalties we might face could have a material adverse impact on our business, financial condition, results of operations, and cash flows. Compliance with the GDPR requires time and expense and may require us to make changes to our business operations.

The effects of U.S. state, U.S. federal, local, and international laws and regulations that are currently in effect or that may go into effect in the future are significant and may require us to modify our data processing practices and policies, cease offering certain products and solutions, and incur substantial costs and potential liability in an effort to comply with such laws and regulations. Any actual or perceived failure to comply with these and other cybersecurity, privacy, and data protection laws and regulations could result in regulatory scrutiny or investigation and increased exposure to the risk of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could have an adverse effect on our business, results of operations, and financial condition. Moreover, allegations of non-compliance, whether or not true, could be costly, time-consuming, and distracting to management and cause reputational harm.

We may not be able to identify and successfully implement our growth strategies on a timely basis or at all.

We cannot guarantee that we will succeed in appropriately identifying and successfully executing our strategic plans to grow our businesses, and our inability to do so may be the result of external factors beyond our control. Our ability to grow our business will depend, in large part, on our ability to further penetrate our existing markets, attract new customers, and identify and effectively invest in growing industry verticals. The success of any enhancement of our current products and solutions or any new product or solution depends on several factors, including the timely completion, introduction, and market acceptance of enhanced or new products and solutions, adaptation to new industry standards and technological changes, the ability to maintain and to develop relationships with third parties, and the ability to attract, retain, and effectively train sales and marketing personnel. Our growth could be limited if we fail to innovate or adapt to market trends and product innovations adequately. Any new products and solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenues, and any new markets in which we attempt to sell our products and solutions, including new countries or regions, may not be receptive or implementation may be delayed. Our future growth will be adversely affected if we do not identify and invest in faster-growing industry verticals. In addition, any expansion into new markets will require an investment in the continuous monitoring of local laws and regulations, which increases our costs and the risk of the products or service failing to comply with such local laws or regulations. We may also incur costs associated with such plans that are above anticipated amounts.

To successfully manage our growth, we will also need to maintain appropriate staffing levels and update our operating, financial and other systems, procedures, and controls accordingly. Our efforts to grow our business and execute our business strategy may place significant demands on and strain our personnel and organizational structure, including our management, staff, and information systems. If we fail to effectively manage our growth, our business, results of operations, and financial condition could be materially adversely affected.

Social, ethical, and legal issues relating to the use of new and evolving technologies, such as artificial intelligence and machine learning, in our offerings may result in reputational harm and liability.

A quickly evolving legal and regulatory environment may cause us to incur increased research and development costs, or divert resources from other development efforts, to address social, ethical, and legal issues related to artificial intelligence and machine learning. We are increasingly building artificial intelligence and machine learning into many of our offerings and utilize data gathered from various sources in our services to train our machine-learning models.

As with many cutting-edge innovations, artificial intelligence and machine learning present new risks and challenges, and existing laws and regulations may apply to us in new ways, the nature and extent of which are difficult to predict. The continuous development, maintenance and operation of our machine-learning models is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors with new machine-learning or other artificial intelligence capabilities. Some of those difficulties could arise from undetected or uncorrected inaccuracies or unrepresentative tendencies in the data. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our machine-learning models from operating properly. If our machine-learning models do not function reliably, we may incorrectly process background checks or suffer extended processing times and other failures of our services, which could result in customer dissatisfaction. The risks and challenges presented by artificial intelligence and machine learning could undermine public confidence in artificial intelligence and machine learning which could slow its adoption and affect our business.

Generally, machine-learning models use data about past decisions in a particular situation to create algorithms that make a new decision in a similar situation. If the past decisions on which our machine-learning models are based were affected by a disparate impact based on any legally prohibited classification (such as race or sex), then decisions made by our machine-learning models could have a similarly disparate impact. Consistently making decisions that result in disparate impact could subject us or our customers to legal or regulatory liability. In light of these risks and evolving concerns about the fairness of the effects of use of artificial intelligence, we expect there to be an increased focus on laws and regulations related to our business, because of the growing policy concerns with regard to the collection, use, accuracy, correction and sharing of personal information, and the use of algorithms, artificial intelligence and machine learning in business processes. Failure to adequately address these ethical, social, and legal issues that may arise with such use cases could negatively affect the adoption of our solutions and subject us to reputational harm, regulatory action, or legal liability, which may harm our financial condition and operating results.

Any damage to our reputation or our brand could adversely affect our business, financial condition, and results of operations.

Developing, protecting, and maintaining our strong reputation among customers, applicants, and third-party partners and vendors is critical to our success. The importance of our brand may increase if competitors offer more products similar to ours or if more competitors enter the market. Our brand may suffer if our service quality declines or if our customer initiatives are not successful. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect, and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect, and maintain our brand, we may lose our existing customers to our competitors or be unable to attract new customers.

The value of our intellectual property and other proprietary rights associated with our brand could diminish if others assert rights in or ownership of trademarks or service marks that are similar to our trademarks or service marks. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. We may be unable to prevent competitors or other third parties from acquiring or using trademarks or service marks that are similar to, infringe upon, misappropriate, dilute, or otherwise violate or diminish the value of our trademarks and service marks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Damage to our reputation or our brand or loss of confidence in our products and solutions could result in decreased demand for our products and solutions, and our business, financial condition, and results of operations may be materially adversely affected.

To the extent our customers reduce their operations, downsize their screening programs, or otherwise demand fewer of our products and solutions, our business could be adversely impacted.

Demand for our products and solutions is subject to our customers' continual evaluation of their need for our products and solutions and is impacted by several factors, including their hiring and workforce needs, changing regulatory landscape, and budget availability. Demand for our offerings is also dependent on the size of our customers' operations. Our customers could reduce their operations for a variety of reasons, including general economic slowdown, divestitures and spin-offs, business model disruption, poor financial performance, or as a result of increasing workforce automation. Demand for drug screenings may decline as a result of evolving U.S. drug laws. For example, the legalization of cannabis in several U.S. states has led to a decrease in orders for marijuana screenings. Our revenues may be significantly reduced should our customers decide to downsize their screening programs or take such programs in-house.

We operate in a penetrated and competitive market.

The global market for our screening, verifications, and adjacent products is fragmented and competitive. Our competitors vary based on their targeted customer size, industry vertical, geography, and product focus. We compete with large players with broad capabilities and product suites, vertical-focused specialist firms that target customers operating in select industries, mid-size players and competitors that serve SMB customers. Some competitors are aligned to a specific product in certain pre-onboarding product lines, such as drug / health screening and executive screening. In our adjacent products market, we compete with certain companies specializing in fleet and vehicle compliance, hiring tax credits and incentives, resident and tenant screening, employment eligibility, and investigative research.

New entrants to the market have in the past emerged, both as start-ups as well as participants in adjacent sectors such as applicant tracking systems and payroll processing companies that seek to integrate background screening into their onboarding products and solutions, and may emerge in the future, which would further increase competition. Additionally, our customers may also decide to insource work that has been traditionally outsourced to us.

In our competitive market environment, we primarily compete on the basis of brand and awareness, accuracy, compliance, turnaround time, and price. We must continue to innovate and ensure market acceptance of our products and solutions in order to maintain and grow our business and market share. We are continually subject to the risk that our competitors may develop products and technologies that are superior to ours or achieve greater market acceptance than ours. Continuing strong competition could result in increased pricing pressure, increased sales and marketing expenses, loss of customers, and greater investments in research and development, each of which could negatively impact our results of operations. The revenues of our competitors and the resources they have available vary depending on size, specialty, and geographic footprint. Some competitors may be able to allocate resources more efficiently than we can or anticipate and respond to existing and emerging market trends, customer preferences, and technologies due to their size and resources. If we fail to compete successfully, our business, financial position, and results of operations could be materially and adversely affected.

We rely on third-party data and service providers. If they are unable to deliver or perform as expected, our ability to operate effectively may be impaired, and our business may be materially and adversely affected.

We rely extensively on data, information, and services provided by or derived from a variety of external sources, including our suppliers, customers, strategic partners, various public filings, credit bureaus, publicly available information, and government authorities. Our suppliers could at any point decline to continue providing data or provide untimely or inaccurate data. These data sources have in the past increased the costs for their services, and we expect they will continue to do so from time to time. It may not be possible for us to recover any or all of the costs of any increases in fees by passing such costs along to our customers. If we try to do so, it could have a negative impact on customer relationships. In addition, the increase in such costs could cause our customers to choose to forgo certain services, thereby reducing demand for our products and solutions. Our suppliers could also request or require us to enter into minimum order contracts with clawback enforcement provisions. Some suppliers, such as certain criminal data suppliers and drug testing laboratories and collection sites we use, are also owned or may in the future be acquired by one or more of our competitors, which could make us especially vulnerable to unforeseen price increases or outright declinations to continue our relationships. Because our agreements with third-party data providers are generally non-exclusive, we are subject to the risk they may choose to enter into an exclusive arrangement with one of our competitors or maintain an exclusive proprietary database that is not shared with us. These risks could be exacerbated if our customers request we engage with a particular provider for their orders. We cannot guarantee that we will be able to identify and engage replacement providers on acceptable terms or obtain data from alternative sources in the event our suppliers are no longer able or are unwilling to provide us with certain data or services. If we were to lose access to external data or if our access or use were restricted or were to become less economical or desirable, our ability to timely complete requested services and products at a level of quality acceptable to our customers could be negatively impacted, which could adversely affect our business, results of operations and financial condition.

Data collection and verification by screening providers is dependent on access to databases run by government and law enforcement agencies, including the FBI, state, and federal courthouses, and records systems. If we were to lose or face diminished access to one or more of these data sources, or if government personnel were unable or unwilling to access these data sources on our behalf, our operations could be negatively impacted, and our sales could suffer. Such interruptions could result from government shutdowns or slowdowns, changing laws and regulations, or natural disasters such as earthquakes, hurricanes, or floods. The inability to access or a delay in accessing essential information could result in lengthened and unsatisfactory turnaround times or our inability to offer certain of our products and solutions.

Sales to government entities and higher-tier contractors to governmental customers involve unique competitive, procurement, budget, administrative and contractual risks, any of which could materially adversely impact our business, financial condition and results of operations

We derive a portion of our revenues from sales to U.S. federal, state and local governmental and education customers and higher-tier contractors to governmental customers. Doing business with government entities and their higher-tier contractors presents a variety of risks in addition to those involved in sales to other customers. The procurement process for governments and their agencies is highly competitive, can be time-consuming, requires us to incur significant up-front time and expense, and subjects us to additional compliance risks and costs, without any assurance that we will win a contract. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Demand for our products and services may be affected by public sector budgetary cycles and changes in funding, including reduced, delayed, or unavailable funding or changed spending priorities in any given fiscal cycle, and extended federal government shutdowns, any of which could materially adversely affect demand for our products and services and could impact our ongoing government contracts if government funding for such projects is reduced or eliminated.

We must comply with laws and regulations relating to government contracts, which affect how we do business with our customers and may result in additional costs to our business. Any failure to comply with applicable laws and regulations, including as a result of misconduct by employees, subcontractors, agents, suppliers, business partners and others working on our behalf, could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. Significant laws and regulations that affect sales to government entities and higher-tier contractors to governmental customers include:

- federal, state and local laws and regulations regarding the formation, administration and performance of government contracts;
- the federal Civil False Claims Act (and similar state and local false claims acts), which provides for substantial civil penalties for violations, including for submission of or causing the submission of a false or fraudulent claim to the U.S. government for payment or approval; and
- federal, state, and local laws and regulations regarding procurement integrity, including gratuity, bribery and anti-corruption requirements as well as limitations on political contributions and lobbying.

Further, entities providing services to governments are required to comply with a variety of complex laws, regulations and contractual provisions relating to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typically found in commercial contracts. These may include rights with respect to price protection, the accuracy of information provided to the government, contractor compliance with supplier equal opportunity, socio-economic and affirmative action policies and reporting requirements and other terms that are particular to government contracts. Federal, state and local governments routinely investigate and audit contractors for compliance with these requirements, and the qui tam provisions of the federal Civil False Claims Act (and similar state and local false claims acts) authorize a private person to file civil actions on behalf of the federal and state governments and retain a share of any recovery, which can include treble damages and civil penalties. If it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, costs associated with the triggering of price reduction clauses, fines and suspension or debarment from future government business, and we may suffer reputational damage. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have a material adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial customers.

In addition, governmental customers and higher-tier contractors may have contractual, statutory or regulatory rights to modify without our consent or terminate current contracts with us for convenience (for any reason or no reason) or due to a default. If a contract is terminated for convenience, we may only be able to collect fees for products or services delivered prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative products or services or be precluded from doing further business with government entities. Governmental customers and higher-tier contractors may also have broad intellectual property rights in products and data developed under our contracts. Compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In addition, government entities may revise existing contract rules and regulations or adopt new contract rules and regulations at any time. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for re-competition.

Due to the sensitive and privacy-driven nature of our products and solutions, we could face liability and legal or regulatory proceedings, which could be costly and time-consuming to defend and may not be fully covered by insurance.

The nature of the products and solutions we provide and the information and data collected, processed, transmitted, disclosed, used, and reported by us (including personal information, confidential information, and other sensitive and/or regulated information) subjects us to potential liability from customers, consumers, data subjects, third parties, and government authorities relating to claims of legal or regulatory non-compliance, defamation, invasion of privacy, false light, negligence, intellectual property infringement, misappropriation or other violation and/or other related causes of action. Such liability may depend on actions or events beyond our control, such as how our customers use the information we provide or the veracity of the data we are provided by third parties. For example, we may from time to time be subject to legal claims by applicants for allegedly failing to comply with the FCRA in relation to issues regarding the accuracy of our reports. Likewise, our customers may seek indemnification for losses allegedly caused by negligent hiring or retention by asserting our reports failed to disclose information that would have resulted in an adverse employment decision had it been reported or if we improperly interpret a customer's custom processing instructions. Such lawsuits and other proceedings could divert resources from our management and potentially subject us to equitable remedies. In addition, punitive damages are available as a remedy under the FCRA, which we are subject to and are generally not covered by insurance. We may also face adverse publicity in connection with such incidents, which could have a negative effect on our reputation and business.

Our business, brand, and reputation may be harmed as a result of security breaches, cyber-attacks, employee or other internal misconduct, computer viruses, or the mishandling of personal data.

Our products entail the collection, use, processing, disclosure, storage, and transmission of personal information, confidential information, and other sensitive and/or regulated information of individuals, including personal data.

In general, we utilize encryption and other technologies designed to provide system security for the transmission of confidential or personal data. There is no assurance that our use of applications and other technologies designed for data security, or that of our third-party vendors and service providers, will effectively counter security risks from hackers, computer viruses, and/or other intrusions or incidents. If one of more of our or our vendors' facilities, computer networks, or databases were to experience a security breach, we could face a risk of loss of, or unauthorized access to and use of, personal data, confidential information, and other sensitive and/or regulated data, which could harm our business and reputation and result in a loss of customers or the imposition of fines or other penalties by governmental agencies, in addition to potential legal claims by our customers and their applicants and employees. Although we have put in place a number of controls and automated redundancies, our protocols and processes can also be violated due to human error, including as a result of phishing and other attempts by others to fraudulently induce the improper disclosure of sensitive information.

The techniques utilized and planned by hackers, bad actors, and other unauthorized entrants are varied and constantly evolving and may not be detected until a breach has occurred. As a result, despite our efforts, it may be difficult or impossible for us to implement measures that fully prevent such attacks or react in a timely manner. Unauthorized parties may in the future attempt to gain access to our systems or facilities through various means, including, among others, hacking into our or our customers' or their applicants' systems or facilities, or attempting to fraudulently induce our employees, consumers or others into disclosing usernames, passwords, or other sensitive information, which may, in turn, be used to access our information technology systems and gain access to our data or other confidential, proprietary, or sensitive information. Such efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect and prevent.

Further, certain of our employees have access to sensitive information about the applicants whom we perform background screenings and verifications on. In addition, certain of our third-party service providers and vendors have access to limited portions of our IT systems and may also be subject to such attempts, which then can be used to attempt to infiltrate our systems. Because we cannot control our vendors or the processing of data by our vendors, other than through our contractual relationships, our ability to monitor our vendors' data security may be very limited such that we cannot ensure the integrity or security of measures they take to protect and prevent the loss of our or our consumers' data. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our products and solutions.

Furthermore, international, federal and state regulators and many international, federal and state laws and regulations require notice of certain data security breaches that involve personal information, which, if applicable, could lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating, and putting in place additional measures designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents.

Our insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim.

If we are unable to fully protect the security and privacy of our data and electronic transactions, or if we or our third-party service providers are unable to prevent any data security breach, incident, unauthorized access, and/or misuse of our information by our customers, employees, vendors, or hackers, it could result in significant liability (including litigation and regulatory actions and fines), cause lasting harm to our brand and reputation, and cause us to lose existing customers and fail to win new customers.

Our international business exposes us to a number of risks.

We perform screenings and verifications internationally, including helping businesses screen their applicants with backgrounds that include international jurisdictions outside of the business' domestic base of operations. In 2024, we performed screens for our customers on individuals from over 200 countries and territories, and we seek to continue to expand our international operations. The laws and regulations governing our international operations are numerous, varied, and evolving. It may be difficult to correctly identify, interpret, and support compliance with these laws and regulations, and we cannot be certain we will avoid liability for noncompliance or improper compliance with such laws and regulations. Any such cost or liability could have a material adverse effect on our business, financial condition, and results of operations. See "—We operate in a highly regulated industry and are subject to numerous and evolving laws and regulations" and "—If regulatory regimes continue to heighten their scrutiny over personal data and data security, it could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency."

Because we generate a portion of our revenues and operating income outside of the United States, we are exposed to market risk from changes in foreign currency exchange rates that could impact our results of operations, financial position, and cash flows. Such fluctuations could have a negative or positive impact on our revenues and results of operations in any given period, which may make it difficult to compare our operating results across different periods. Foreign currency exchange rate fluctuations may also adversely impact third-party vendors we rely on for services, which may be passed along to us in the form of price increases.

In addition, as a result of our international footprint, our business, financial condition, and results of operations could be subject to factors beyond our control, including, but not limited to:

- our ability to oversee and staff our international operations;

- foreign exchange controls that might prevent us from repatriating cash to the United States;

- fluctuations in currency exchange rates and related impacts on customer demand and our operating results;

- unfavorable foreign tax rules;

- language and cultural differences;

- trade relations, political and economic instability, and international conflicts;

- non-compliance with applicable currency exchange control regulations, transfer pricing regulations, or other similar regulations;

- violations of the FCPA or similar anti-corruption laws by acts of agents and other intermediaries whom we have limited or no ability to control; and

- sanction laws and regulations such as those by the U.S. Department of The Treasury's Office of Foreign Assets Control, that restrict our dealings with certain sanctioned countries, territories, individuals and entities; these laws and regulations are complex, frequently changing, and increasing in number, and may impose additional prohibitions or compliance obligations on our dealings in certain countries and territories, including sanctions imposed on Russia and certain Ukraine territories.

Real or perceived errors, failures, or bugs in our products could adversely affect our business, results of operations, financial condition, and growth prospects.

Our products are complex, and therefore undetected errors, failures, bugs, or defects may be present in our products or occur in the future in our products, our technology, or our software, or technology or software we license from third parties, including open source software, especially when updates or new products are released. Such software and technology are used in IT environments with different operating systems, system management software, devices, databases, servers, storage, middleware, custom, and third-party applications and equipment and networking configurations, which may cause errors, failures, bugs, or defects in the IT environment into which such software and technology are deployed. This diversity increases the likelihood of errors, failures, bugs, or defects in those IT environments. Despite testing by us, real or perceived errors, failures, bugs, or defects may not be found until our customers use our products. Real or perceived errors, failures, bugs or defects in our products could result in negative publicity, loss of or delay in market acceptance of our products and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs, or defects in our products could also impair our ability to attract new customers, retain existing customers or expand their use of our products, which would adversely affect our business, results of operations, and financial condition.

Additionally, if customers fail to adequately deploy protection measures or update our products, customers and the public may erroneously believe that our products are especially susceptible to cyber-attacks. Real or perceived security breaches against our products could cause disruption or damage to our customers' networks or other negative consequences and could result in negative publicity to us, damage to our reputation, lead to other customer relations issues and adversely affect our revenue and results of operations. We may also be subject to liability claims for damages related to real or perceived errors, failures, bugs, or defects in our products. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and results of operations. Finally, since some of our customers use our products for compliance reasons, any errors, failures, bugs, defects, disruptions in service, or other performance problems with our products may damage our customers' business and could hurt our reputation.

Failure to realize the expected benefits of our acquisition of Sterling could adversely affect our business and the value of our common stock.

Although we expect significant benefits to result from the acquisition of Sterling, there can be no assurance that we will actually realize any of them, or realize them within the anticipated timeframe. Achieving these benefits will depend, in part, on our ability to integrate Sterling's business successfully and efficiently. The challenges involved in this integration, which will be complex and time consuming, include the following:

- preserving customer and other important relationships of Sterling and attracting new business and operational relationships;

- integrating financial forecasting and controls, procedures and reporting cycles;

- consolidating and integrating corporate, information technology, finance and administrative infrastructures;

- coordinating sales and marketing efforts to effectively position our capabilities;

- coordinating and integrating operations in countries in which we have not previously operated; and

- integrating employees and related human resource systems and benefits, maintaining employee morale and retaining key employees.

If we do not successfully manage these risks and the other challenges inherent in integrating an acquired business, then we may not achieve the anticipated benefits of the acquisition of Sterling on our anticipated timeframe or at all and our revenue, expenses, operating results, financial condition and stock price could be materially adversely affected. The successful integration of the Sterling business will require significant management attention and may divert it from our business and operational issues.

We may not be able to identify attractive acquisition targets and strategic partnerships or successfully complete such transactions.

Part of our strategy is to selectively pursue complementary acquisitions and strategic partnerships. Opportunities to grow our business through acquisitions, joint ventures, and other alliances may not be available to us in the future. We cannot guarantee that we will be able to identify attractive targets that are a strategic fit with our business or that we will be able to agree upon acceptable terms. Our ability to successfully identify and complete future acquisitions with reasonable valuations may also be affected by factors out of our control, including general market conditions, volatility in the capital and debt markets, and other macroeconomic and geopolitical risks. Furthermore, a number of our competitors expand and diversify through acquisitions, and we likely will experience competition in our effort to execute our acquisition strategy. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

We may not be able to integrate or manage acquired businesses, including Sterling, and strategic partnerships so as to produce returns that justify the investment. Integrating acquisitions or other business relationships, including the acquisition of Sterling, may result in unforeseen operating difficulties and expenditures, disrupt our ongoing business, divert our resources, and require significant management attention that would otherwise be available for the ongoing development of our business. In particular, it may prove difficult to integrate the personnel, operations, intellectual property, and/or technology systems of any acquired organizations, and to maintain uniform standards, policies, and procedures across multiple platforms and locations, including for those located outside of the United States. This may result in a greater than anticipated increase in the transaction, remediation, and integration costs and could discourage us from entering into acquisitions where the potential for such costs outweigh the perceived benefit. Further, although we conduct due diligence with respect to the business and operations of each of the companies we acquire, we may not have identified all material facts concerning these companies, including Sterling, which could result in unanticipated events or liabilities. We cannot guarantee that any acquisitions we seek to enter into will be carried out on favorable terms or that the anticipated benefits of any acquisition, investment, or business relationship, including the acquisition of Sterling, will materialize as intended or that no unanticipated liabilities will arise.

Failure to comply with anti-corruption, economic and trade sanctions, and anti-money laundering laws and regulations could have an adverse effect on our business.

We are subject to evolving anti-corruption laws, economic and trade sanctions, and anti-money laundering rules in several jurisdictions in which we operate, including the U.S. FCPA and the U.K. Bribery Act. The evolution of this regulatory regime has generally brought about more aggressive investigations and enforcement, which, if targeted towards us, could materially adversely impact our business. We have policies and procedures in place to assist us with monitoring the evolution of these laws and ensuring our ongoing compliance. We are continuously in the process of reviewing, upgrading, and enhancing these protocols. However, we cannot guarantee that our employees, consultants, or agents will not take actions that amount to a violation of these laws and regulations for which we may be ultimately responsible or that our policies and procedures will be adequate in protecting us from liability. Further, our services agreements with several customers contain contractual provisions mandating our ongoing compliance with applicable anti-corruption, economic, and trade sanctions or anti-money laundering laws or regulations. If we are deemed to be in violation of any such rules, our business activities could be restricted or terminated. In addition, we could face civil and criminal penalties, including fines, which could damage our reputation and customer relationships and materially impact our results of operations or financial condition.

Disruptions at our Global Operating Center and other operational sites could adversely impact our business.

Our Global Operating Center in Bangalore, India provides critical support for our operations by processing screening requests, undertaking a manual review of records and verifications work, handling certain customer calls and interactions, and completing certain internal shared service support functions. We also have other important operational sites, including Fishers, Indiana; Atlanta, Georgia; Manila, Philippines; and Mumbai, India. If our operations at our Global Operating Center or such other sites are disrupted, even for a brief period of time, whether due to malevolent acts, defects, computer viruses, climate change, natural disasters such as earthquakes, fires, hurricanes or floods, power or telecommunications failures, or other external events beyond our control, it could result in interruptions in service to our customers, damage to our reputation, harm to our customer relationships, and reduced revenues and profitability. In addition, strikes, wars, terrorism, and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data. We may not have sufficient protection or recovery plans in certain circumstances, such as a significant natural disaster, and our business interruption insurance may be insufficient to compensate us for losses that occur. In the case of such an event, customers could elect to terminate our relationship, delay or withhold payment to us, or even make claims against us.

We are not guaranteed exclusivity or volumes in all of our contracts with our customers and our customers may experience major business changes that impact our current or future revenue streams.

We enjoy long-standing relationships with many of our customers, but many of our customer contracts and services agreements do not typically require our customers to use our products exclusively or commit to minimum engagement or order volumes. As a result, we rely on our customers' continuing demand for our products and solutions, our technology, our value proposition, and our brand and reputation to compete. Our customers can stop doing business with us for any reason at any time with minimal notice and without penalty, which they may leverage to renegotiate our arrangements on terms less favorable to us. The loss of a significant customer or any reduced demand for our products and solutions by our customers, especially our large customers, would have a negative impact on our business. For the year ended December 31, 2024, we had one customer who accounted for approximately 12% of our revenues. We cannot guarantee that we will maintain relationships with any of our customers on acceptable terms or at all or retain, renew or expand upon our existing agreements. The failure to do so could negatively affect our business, financial condition, and results of operations.

Disruptions with our technology and network infrastructure, including our data centers, servers, and third-party cloud and internet providers, and our migration to the cloud, could have an adverse impact on our business.

Our operating model depends on the efficient and unimpeded operation of our global technology and data processing systems. We currently operate data centers and servers around the world and rely on our third-party cloud providers to host certain of our websites, databases, and web-based services. Our property and business interruption insurance coverage may not be adequate to fully compensate us for losses that may occur. Severe impairment or total destruction of our data centers could occur, and recovery could be difficult and may not be possible at all. In the event of an accessibility outage or other incident at our data centers or with respect to our third-party cloud providers, our operations could be disrupted, data could be lost, our systems or the quality of our products and solutions could be compromised, and we could suffer financial loss, reputation damage, potential liability, or customer loss, any of which could have an adverse impact on our business, results of operations, and financial condition. Such outages may be impossible to predict, plan for, or avoid.

Because we rely on such third-party cloud providers, we are subject to risks that we can neither control nor mitigate, including their vulnerability to damage from climate change, earthquakes, hurricanes, floods, acts of terrorism, power loss, telecommunications and other service failures, break-ins, human error, and similar events. Our current or future third-party cloud providers could decide to close their facilities without adequate notice or otherwise cease doing business with us. We cannot guarantee that our current or future third-party cloud providers will keep up with our increasing capacity needs or customer demand. In addition, our users depend on internet service providers, online service providers, and other website operators for access to our systems. These providers could experience outages, delays, and other difficulties due to system failures unrelated to our systems, events which are beyond our control, or mitigation. Any changes in service levels by our current or future third-party cloud providers could result in loss or damage to our stored information and result in operational delays. Any of these events could seriously harm our business, results of operations, and financial condition.

We are currently integrating certain of our software and our systems. This integration is complex and will require significant changes to our platforms. Scaling and adapting our technology will require a significant lead time and investment in financial and human capital. We cannot guarantee that this transition will be without operational interruptions or other forms of disruption, including loss of information, delayed turnaround times, and deficiencies in our design, implementation, or maintenance of the system. If we experience outages or interruptions in the products and solutions we provide for extended periods of time, our customers could face accessibility issues which would have an adverse impact on our business, results of operations, and financial condition.

If we fail to continue to integrate our platforms and solutions with that of human resource software providers or if our relationships with human resource software providers deteriorate, our business could be adversely affected.

We engage and integrate with many third-party human resource software providers, including applicant tracking systems and human capital management systems, to ensure that customers benefit from an integrated solution that allows them to easily perform both human resource functions and screenings and verifications through a core platform. This depends on our ability to seamlessly integrate our platforms and systems with those of the human resource software providers. If our engagement or arrangements with such providers are terminated for any reason, we risk losing the opportunity for continued integration with the software applications of these companies, which could jeopardize our ability to provide a seamless interface for our customers, result in service disruptions, increase costs and reduce the quality of our products, and ultimately put us at a competitive disadvantage in maintaining our customer relationships and obtaining new ones. Further, if a provider updates its products without providing sufficient notice to us, there could be disruptions to the integration, which could result in errors, delays, and interruptions.

In addition, these third-party human resource software providers are often sources of positive references when a customer is looking to make a purchase or contract renewal decision and may also be a source of new business referrals. If our relationships with these third parties were to deteriorate or if our arrangements with them were to expire, our business and our ability to win new customers and retain existing customers may be adversely affected.

We are subject to risks relating to public opinion, which may be magnified by incidents or adverse publicity concerning our industry or operations.

We operate in an industry that involves the risk of negative publicity, especially relating to cybersecurity, privacy, and data protection, and adverse developments with respect to our industry may also, by association, negatively impact our reputation. For example, when information services companies are involved in high-profile events involving data theft, these events could result in increased legal and regulatory scrutiny, adverse publicity, and potential litigation concerning the commercial use of such information for our industry in general. If there is a perception that the practices of our business or our industry constitute an invasion of privacy, our business and results of operations may be negatively impacted. There have been and may continue to be perception issues, social stigmas, and negative media attention regarding the collection, use, accuracy, correction, and sharing of personal data, which could materially adversely affect our business, results of operations, and financial condition.

We rely on third-party vendors to carry out certain portions of our operations. If they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change, our business operations and results of operations could be materially and adversely affected.

Our ability to deliver products to our customers effectively requires us to work with certain third-party vendors and service providers. For example, we engage third-party vendors to maintain and upgrade portions of our software and technology. In addition, from time to time and in certain geographic locations, we engage third-party support service providers depending on demand requirements on our operations and customer service call centers. Our business, therefore, depends on such third parties meeting our expectations and the expectations of our customers in timeliness, quality, and volume. We cannot guarantee our third-party providers will be able to do so on a cost-effective basis or at all due to a number of factors. Some of the third-party vendors that we rely on conduct operations outside of the United States, which subjects us to the risk that economic, political, and military events in foreign jurisdictions might cause an interruption to our operations. We may not be able to ensure that our third-party vendors perform in accordance with agreed-upon, regulated, and expected standards. We could be held accountable for their failure to do so, which may subject us to fines or other sanctions. If our third-party vendors do not meet our expectations and those of our customers, it could negatively affect our reputation, harm our relationships with existing customers, and hamper our ability to win new customers.

While we have entered into agreements with some of these third-party service providers, they have no obligation to renew their agreements with us on commercially reasonable terms or at all. If any one of our third-party service provider's ability to perform their obligations was impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms, which could result in operational interruptions.

In addition, any shift in business strategy, corporate reorganization, or financial difficulties, such as bankruptcy faced by our third-party providers, may have negative effects on our ability to implement our business strategy.

Any termination of our agreements with, or disruption in the performance of, one or more of these third-party providers could result in operational disruptions and delayed turnaround times. This could adversely impact our relationships with our existing customers, reduce our ability to attract new customers, impact our ability to innovate and introduce new products and solutions, and result in an inability to meet our obligations or require us to seek alternative service providers on less favorable terms, any of which can adversely affect our business, results of operations, and financial condition.

Our continued success depends in large part on the service of our key executives and our ability to find and retain qualified employees.

We depend to a large degree on the personal efforts, abilities, and performance of the members of our senior leadership team and other key personnel. Over the past several years, our management team has driven strategic and transformational initiatives across operations, product, engineering, and sales to accelerate growth and product development. Although we maintain employment contracts with certain of our officers, the possibility remains they may terminate their employment relationship with us at any time. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them, and their departure could adversely affect our business, financial condition, and results of operations.

Our ability to grow our business and provide our customers with the products and solutions they have grown to expect from us is also dependent on our ability to attract and retain highly motivated and qualified people. Competition for skilled employees in our industry is intense and, if we are unable to attract and retain an able workforce, our business, results of operations, and financial condition may suffer. Any unplanned turnover or sustained labor shortage, or failure to attract, develop, and maintain a highly skilled and diverse workforce, including key capabilities such as product development, sales, customer success, and operations, can deplete our institutional knowledge base, erode our competitive advantage or result in increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

If we are unable to obtain, maintain, protect and enforce our intellectual property and other proprietary information, or if we infringe, misappropriate or violate the intellectual property rights of others, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

Our intellectual property rights and other proprietary rights are important to our business, and our ability to compete and our success depend, in part, on obtaining, maintaining, protecting, and enforcing such rights. In particular, the technology solutions we have created to deliver screening solutions, automate and integrate our platforms with third-party human capital management and applicant tracking systems, and gather and process information from various data sources and suppliers are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as licensing agreements, intellectual property assignment agreements, third-party nondisclosure agreements, and other confidentiality agreements with our employees, customers, vendors, partners, and others to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying our products and solutions or otherwise infringing on, misappropriating, or violating our intellectual property rights, and we may need to devote significant additional resources and time to ensure our intellectual property rights are adequately protected, including by bringing litigation against third parties to enforce our intellectual property rights. We cannot guarantee that we will be successful in prevailing in any such matters, regardless of our expenditures and efforts. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims, or countersuits are successful, it could diminish or we could otherwise lose valuable intellectual property and other proprietary rights. In addition, some of the laws in foreign markets in which we operate do not protect intellectual property and other proprietary rights to the same level of protection as do the laws of the United States, and the mechanisms for enforcement of intellectual property and other proprietary rights in such countries may be inadequate.

In addition, our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our products such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark, or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.

Furthermore, we may also be subject to claims of intellectual property infringement, misappropriation, or violation by third parties, including our competitors. Even if we are unaware of such rights, we may be found by courts to be infringing upon, misappropriating, or violating them. If successfully asserted against us or if we decide to settle such matters, we could be required to pay substantial damages or ongoing royalty payments, obtain licenses, which may not be available on commercially reasonable terms, or at all, modify our products and solutions (including our applications), or discontinue certain products. We may also be obligated to indemnify applicants, customers, vendors, or partners in connection with any such claim or litigation. Even if we prevail in a dispute, any litigation regarding intellectual property could be costly, time-consuming, and require the deployment of significant resources, and could result in lasting harm being done to our brand and reputation, results of operations or financial condition, or have other adverse consequences.

If we are unable to maintain, protect and enforce the confidentiality of our trade secrets, our business and competitive position would be harmed.

In order to safeguard our innovations and competitive advantages, we partially rely on trade secrets. We cannot guarantee that we will be successful in maintaining, protecting, or enforcing the confidentiality of our trade secrets or that our non-disclosure agreements will provide sufficient protection of our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or other disclosure. Although we have taken steps to protect our trade secrets, including entering into confidentiality agreements with third parties and confidential information and inventions agreements with employees, consultants, and advisors, we cannot provide any assurances that any of these parties may not breach the agreements and disclose our proprietary information, including our trade secrets. For example, if a party to one of our non-disclosure agreements were to breach said agreement, we cannot guarantee that adequate remedies will be available to rectify any subsequent damages or losses of confidential and proprietary information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. It is also possible that our trade secrets will become known by some other mechanism or independently developed by our competitors, and we would have no right to prevent them from using that technology or information to compete with us. For example, a significant portion of our proprietary databases is assembled from publicly available information sources, and third parties, including our competitors, could compile similar or competing databases by accessing the same publicly available information sources.

The use of open-source software in our applications may expose us to additional risks and harm our intellectual property rights.

We have in the past incorporated, and may in the future continue to incorporate, certain "open-source" software into our codebase and our products and solutions. Open-source software is generally licensed by its authors or other third parties under open-source licenses, which typically do not provide any representations, warranties, or indemnity coverage by the licensor. Some of these licenses provide that combinations of open source software with a licensee's proprietary software are subject to the open source license and require that the combination be made available to third parties in source code form, at no cost, or subject to other unfavorable conditions. Some open-source licenses may also require the licensee to grant licenses under certain of its own intellectual property to third parties. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate such software into their products or applications. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of open-source software or our proprietary rights. In addition, if we were to combine our applications with open-source software in a certain manner, we could, under certain of the open-source licenses, be required to publicly release or license, at no cost, our products that incorporate the open-source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products and solutions with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. If we inappropriately use open-source software, we may be required to redesign our applications, seek licenses from third parties in order to continue offering our products, which may not be available on commercially reasonable terms, or at all, discontinue the sale of our products or solutions, or take other remedial actions, each of which could reduce or eliminate the value of our technologies and could adversely impact our business, operating results, or financial condition.

We cannot ensure that we have not incorporated open-source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend, or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open-source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and solutions, and be required to comply with onerous conditions or restrictions on our products and solutions, any of which could be materially disruptive to our business. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional development resources to change our applications.

Seasonality may cause our operating results to fluctuate from quarter to quarter.

We experience seasonality with respect to certain industries we service due to fluctuations in hiring volumes and other economic activity. For example, pre-onboarding revenues generated from our customers in the retail and transportation industries are historically highest during the months of October and November leading up to the U.S. holiday season and lowest in December and at the beginning of the first quarter following the U.S. holiday hiring season. Certain customers across various industries also historically increase their hiring throughout the second quarter of the year as winter concludes, and the school year ends, giving rise to student and graduate hiring, and increased commercial activity tied to outdoor activities.

In addition, customers may elect to complete post-onboarding screening such as workforce re-screens and other products at different periods and intervals during any given year. It is not always possible to accurately forecast the timing and magnitude of these programs.

Further, digital transformation, growth in e-commerce, and other economic, demographic, and labor market shifts can impact seasonality trends, making it difficult for us to predict how our seasonality may evolve in the future. As a result, it may be difficult to forecast our results of operations accurately, and there can be no assurance that the results of any particular quarter or other period will serve as an indication of our future performance.

Our implementation cycles can be lengthy and variable, depend upon factors outside our control, and could cause us unexpected delays in generating revenues or result in lower than anticipated revenues.

Unexpected delays and difficulties can occur as customers implement and test our products and solutions. Implementation typically involves integration with our customers' and third-party systems and internal processes, as well as adding customer and third-party data to our platforms. This can be complex and time-consuming for our customers and can result in delays. We provide our customers with upfront estimates regarding the duration and resources associated with the implementation of our products and solutions. However, delays may occur due to discoveries made during the implementation process, such as unique or unusual customer requirements or our internal limitations. If we are unable to resolve these issues and we fail to meet the upfront estimates and the expectations of our customers, it could result in customer dissatisfaction, loss of customers, delays in generating revenues, or negative brand perception about us and our products and solutions. Our implementation cycles could also be disrupted by factors outside of our control, such as deficiencies in the platform of our customers or third-party ATS or HCM systems, which could adversely affect our business, results of operations, and financial condition.

The interpretation of tax laws may have a material adverse effect on our business.

Tax laws and related interpretations with respect to income taxation are frequently reviewed and amended by governmental bodies, officials, and regulatory agencies in the United States and other jurisdictions in which we do business. In 2023, we fully utilized our remaining U.S. Federal income tax net operating loss carryforward. As a result, income taxes have become a material use of funds. Our provision for income taxes and liquidity may therefore be adversely affected by changes to our operating model, changes in the mix of income and expenses in countries with differing tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws, regulations, or administrative interpretations. It cannot be predicted whether or when tax laws, regulations, and rulings may be enacted, issued, or amended that could materially and adversely impact our financial position, results of operations, or cash flows.

Climate change may have a long-term impact on our business.

While we seek to partner with organizations that mitigate their business risks associated with climate change, we recognize that there are inherent risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices or for our vendors, is a priority. Our major sites in the United States and India, and the Philippines are vulnerable to climate change effects. While this danger has a low-assessed risk of disrupting normal business operations, it has the potential impact on employees' abilities to commute to work or to work from home and stay connected effectively. Climate-related events, including the increasing frequency of extreme weather events and their impact on the United States, India the Philippines and other major regions' critical infrastructure, have the potential to disrupt our business, our third-party suppliers and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

Risks Related to Our Indebtedness

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations, and financial condition.

If there were an event of default under any of the agreements relating to our outstanding debt, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing such debt. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. As a result, any default by us on our debt could have a materially adverse effect on our business, results of operations, and financial condition.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations.

We have a significant amount of indebtedness. As of December 31, 2024, we had $2,185.0 million of total debt outstanding.

Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to us, including:

- increase our vulnerability to adverse changes in the general economy, industry, and competitive conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- require us to repatriate cash from our foreign subsidiaries to accommodate debt service payments;

- expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under our term loan facility, are at variable rates, and we may not be able to enter into interest rate swaps, and any swaps we enter into may not fully mitigate our interest rate risk;

- restrict us from capitalizing on business opportunities;

- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

- place us at a competitive disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes.

In addition, the credit agreement governing our term loan facility and revolving credit facility contains, and the agreements governing future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

We receive debt ratings from major credit rating agencies in the U.S. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales. Liquidity, asset quality, cost structure and pricing levels could also be considered by the rating agencies. Any downgrade in our credit rating or the ratings of our indebtedness, or adverse conditions in the debt capital markets, could:

- adversely affect the trading price of, or market for, our debt securities;

- increase interest expense under our term facilities;

- increase the cost of, and adversely affect our ability to refinance, our existing debt; and

- adversely affect our ability to raise additional debt.

We may incur significant additional indebtedness in the future. Although the credit agreement governing our term loan facility and revolving credit facility contain restrictions on the incurrence of additional indebtedness by us, such restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our indebtedness described above will increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt."

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory, and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the credit agreement governing our term loan facility and revolving credit facility, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, results of operations, and financial condition, as well as on our ability to satisfy our obligations in respect of our term loan facility and revolving credit facility.

Our debt instruments restrict our current and future operations, particularly our ability to respond to changes or take certain actions.

The credit agreement governing our term loan facility and revolving credit facility impose significant operating and financial restrictions and limit our ability to:

- incur additional indebtedness and guarantee indebtedness;
- pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;
- prepay, redeem or repurchase certain debt;
- make acquisitions, investments, loans, and advances;
- sell or otherwise dispose of assets;
- incur liens;
- enter into transactions with affiliates;
- enter into agreements restricting our subsidiaries' ability to pay dividends;
- consolidate, merge or sell all or substantially all of our assets; and
- engage in certain fundamental changes, including changes in the nature of our business.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, we are required to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.

Risks Related to Ownership of Our Common Stock

Silver Lake controls us and its interests may conflict with yours in the future.

Silver Lake beneficially owned 51.7% of our outstanding common stock as of December 31, 2024. As a result, Silver Lake is able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation or bylaws and other significant corporate transactions for so long as Silver Lake and its affiliates retain significant ownership of us. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as Silver Lake continues to own a significant amount of our combined voting power, even if such amount is less than 50%, Silver Lake will continue to be able to strongly influence or effectively control our decisions and, so long as Silver Lake and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, Silver Lake will be able to nominate individuals to our Board of Directors under our stockholders' agreement. In addition, the stockholders' agreement grants to Silver Lake and its affiliates and certain of their transferees certain governance rights for as long as Silver Lake and its affiliates and certain of their transferees maintain ownership of at least 25% of our outstanding common stock, including rights of approval over the entry into joint ventures or similar business alliances having a fair market value of more than $100 million, incurrence of debt for borrowed money in excess of $100 million, the increase or reduction in the size of our Board of Directors, initiation of any liquidation, dissolution, bankruptcy or other insolvency proceeding, the appointment or termination of our chief executive officer, or any material change in the nature of our business. The interests of Silver Lake may not coincide with the interests of other holders of our common stock.

In the ordinary course of their business activities, Silver Lake and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our certificate of incorporation provides that Silver Lake, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Silver Lake also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, Silver Lake may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you.

In addition, Silver Lake and its affiliates are able to determine the outcome of all matters requiring stockholder approval and are able to cause or prevent a change of control of the Company or a change in the composition of our Board of Directors and could preclude any acquisition of the Company. Further, under the stockholders' agreement, so long as Silver Lake and its affiliates and certain of their transferees maintain ownership of at least 25% of our outstanding common stock, they will have approval rights of any change of control transaction, which could preclude any unsolicited acquisition of our shares. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

Our stock price may be highly volatile or may decline regardless of our operating performance, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock may be highly volatile and may be adversely affected due to a number of factors, most of which we cannot control, including those listed elsewhere under this "Risk Factors" section, and the following:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- changes in economic conditions for companies in our industry;

- changes in market valuations of, or earnings and other announcements by, companies in our industry;

- declines in the market prices of stocks generally;

- additions or departures of key management personnel;

- strategic actions by us or our competitors;

- announcements by us, our competitors, our suppliers or our distributors of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

- changes in preference of our customers and our market share;

- changes in general economic or market conditions or trends in our industry or the economy as a whole;

- changes in business or regulatory conditions;

- future sales of our common stock or other securities;

- investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

- announcements relating to litigation or governmental investigations;

- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

- the development and sustainability of an active trading market for our stock;

- changes in accounting principles; and

- other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. The Company's payment of a one-time special cash dividend of $1.50 per share in August 2023 should not be regarded as any indication of an intention to pay dividends in the future. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreement and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See "Dividend Policy."

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

First Advantage Corporation is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We currently do not intend to pay dividends on our common stock; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

We qualify as a "controlled company" within the meaning of Nasdaq rules and the rules of the SEC and, as a result, qualify for exemptions from certain corporate governance requirements.

Silver Lake controls a majority of the voting power of our outstanding common stock. As a result, we qualify as a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that:

- a majority of our Board of Directors consist of "independent directors" as defined under the Nasdaq rules;

- our director nominees be selected, or recommended for our Board of Directors' selection by a nominating/governance committee comprised solely of independent directors; and

- the compensation of our executive officers be determined, or recommended to our Board of Directors for determination, by a compensation committee comprised solely of independent directors.

Although we are not relying on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2024, we had approximately 826,828,855 shares of authorized but unissued common stock. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and securities relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2021 Equity Plan and the ESPP. Any common stock that we issue, including under the 2021 Equity Plan or the ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions (such as the acquisition of Sterling) may result in additional dilution to you.

Future sales, or the perception of future sales, of our common stock, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by Silver Lake, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Shares held by Silver Lake and certain of our directors, officers and employees are eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, and subject to transfer restrictions applicable to certain members of our management and Silver Lake who are party to our stockholders' agreement. In addition, pursuant to our stockholders' agreement, Silver Lake has the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act of 1933 (as amended, the "Securities Act"). Certain of our stockholders will also have "piggyback" registration rights with respect to future registered offerings of our common stock.

If such registration rights are exercised, the market price of our shares of common stock could drop significantly. This could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- a classified board of directors, as a result of which our Board of Directors is divided into three classes, with each class serving for staggered three-year terms;

- the ability of our Board of Directors to issue one or more series of preferred stock;

- advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66²/³% of the shares of common stock entitled to vote generally in the election of directors if Silver Lake and its affiliates cease to beneficially own at least 50% of shares of common stock entitled to vote generally in the election of directors; and

- that certain provisions may be amended only by the affirmative vote of at least 66²/³% of shares of common stock entitled to vote generally in the election of directors if Silver Lake and its affiliates cease to beneficially own at least 50% of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to issue 250,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that state and federal courts (as appropriate) located within the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the state or federal courts (as appropriate) located within the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. The choice of forum provision described in the preceding sentence does not apply to claims brought under the Securities Act or the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), meaning that nothing in our amended and restated certificate of incorporation or amended and restated by-laws will preclude stockholders that assert claims under the Securities Act or the Exchange Act, from bringing such claims in state or federal court, subject to applicable law. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Further, stockholders may not waive their rights under the Exchange Act, including their right to bring suit.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We have processes in place for assessing, identifying, and managing material risks from potential unauthorized occurrences on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems. These include a wide variety of mechanisms, controls, technologies, methods, systems, and other processes that are designed to prevent, detect, mitigate or remediate data loss, theft, misuse, unauthorized access, or other security incidents or vulnerabilities affecting the data. The data includes confidential, proprietary, and business and personal information that we collect, process, store, and transmit as part of our business, including on behalf of third parties. We also use systems and processes designed to reduce the impact of a security incident impacting our data at a third-party vendor or customer. Contracts with third-party vendors, who have access to our network or who hold or store personal information on our behalf, contain provisions requiring such vendors to maintain a program that meets our information security standards. We periodically assess risk of vendor compliance with our information security program requirements, including the obligation that our vendors must notify First Advantage within a designated time period upon identifying certain cybersecurity events. Additionally, we use processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems, including: technology and systems we use for encryption and authentication; employee email; content delivery to customers; back-office support; and other functions.

Our cybersecurity team is led by our interim chief information security officer ("CISO"), who directs a unified cross-functional team that is responsible for implementing and maintaining centralized cybersecurity and data protection practices at First Advantage. Our interim CISO has numerous years of experience at First Advantage and other organizations managing security infrastructure, providing a variety of security services, and overseeing incident response and management, escalation of security events, vulnerability scanning, and security defect management. Collectively, the interim CISO and our cybersecurity team act in close coordination with senior leadership and other teams across First Advantage. In addition to our extensive in-house cybersecurity capabilities, we engage assessors, consultants, auditors, or other third parties to help assess, identify, and manage cybersecurity risks.

Our cybersecurity risk management process forms a critical component of our overall risk management and business strategy. As part of our risk management process, we conduct application security assessments, vulnerability management, penetration testing, security audits, and ongoing risk assessments. Additionally, we utilize data encryption and access control, single sign-on and multi-factor authentication, and malware protection within our control environment. We also maintain a variety of incident response plans that are utilized when incidents are detected. These plans are designed to be flexible so that they may be adapted to an array of potential scenarios and provide for the creation of cross-functional cybersecurity incident response teams in the event of a cybersecurity incident. We regularly review our incident response plans and conduct multiple incident response exercises each year, including sessions with management, to test and assess our preparedness to respond to a cybersecurity incident. Additionally, we require employees with access to our information systems, including all corporate employees, to undertake data protection and cybersecurity training and compliance programs annually.

As part of our incident detection and response processes, we have established internal teams to investigate and escalate notification of cybersecurity incidents. Pursuant to this process, cybersecurity incidents are reported to appropriate personnel within First Advantage (including the interim CISO, Chief Financial Officer, and Chief Legal Officer) and to the Audit Committee and Board of Directors based on incident materiality. We track incidents through resolution, conduct post-incident analysis and update our processes and procedures if areas for improvement are identified. On a monthly basis, a summary of prior period cybersecurity investigation escalations is reviewed by management, including our head of Internal Audit, our interim CISO, and our Chief Legal Officer. We maintain cybersecurity insurance, which provides coverage for certain costs related to cybersecurity incidents.

Governance

Our cybersecurity risks and associated mitigations are evaluated by senior leadership, including as part of our enterprise risk assessments that are reviewed by the Audit Committee and our Board of Directors. Such risks and related mitigation activities are also subject to oversight by the Audit Committee of our Board of Directors. The Audit Committee, which is comprised of independent directors, oversees our policies and procedures for protecting our cybersecurity infrastructure and for compliance with applicable data protection and security regulations, and related risks, including management's response to any significant cybersecurity incidents. The Audit Committee receives regular reports, from our interim CISO and Chief Technology Officer, regarding the cybersecurity control environment, including remediation updates, control posture analyses and other recurring items, and reports to the Board of Directors at least quarterly.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. Additional information about cybersecurity risks we face is discussed in Item 1A of Part I, "Risk Factors," under the heading "Our business, brand, and reputation may be harmed as a result of security breaches, cyber-attacks, employee or other internal misconduct, computer viruses, or the mishandling of personal data" and should be read in conjunction with the information above."

Item 2. Properties.

Our corporate office is located at 1 Concourse Parkway NE, Suite 200, Atlanta, GA 30328 under a lease agreement that expires on January 31, 2030, with one five-year renewal option. This property also houses our executive offices. We also lease office space in Bangalore, India, where our Global Operating Center is located. Additionally, we lease office space in Fishers, Indiana; Manila, Philippines; and Mumbai, India for certain significant operational and support functions. We believe that our executive and other offices are adequate for our immediate needs and that we will obtain additional or substitute space, as needed, on commercially reasonable terms.

In addition to leveraging public cloud vendors, we maintain data centers across the globe. Our public cloud vendors and data centers are equipped with redundant power, cooling, and fire suppression. We also ensure that our data centers maintain connectivity to major internet service providers and are protected and surveilled by our Global Network Operations Center. In the event of a disaster or emergency, each data center can rely on a backup located outside of the primary site's region where all critical data is replicated. In the event of a service failure, critical customer-facing solutions are set to resume service at the designated backup location.

Item 3. Legal Proceedings.

The information required under this Item 3 is set forth in Note 14 within "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this Annual Report and is incorporated herein by this reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

On June 23, 2021, our common stock began trading on the Nasdaq under the symbol "FA." Prior to that time, there was no public market for our common stock.

Holders of Record

As of February 21, 2025, the closing price of our common stock on the Nasdaq was $18.24 per share and we had 17 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

On August 8, 2023, the Company's Board of Directors declared a one-time special cash dividend of $1.50 per share to stockholders of record at the close of business on August 21, 2023. The cash dividend was paid on August 31, 2023. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

Issuer Purchases of Equity Securities

On August 2, 2022, the Company's Board of Directors authorized the repurchase of up to $50.0 million of the Company's common stock over the 12-month period ending August 2, 2023.

On November 8, 2022, the Company's Board of Directors authorized an increase to the total available amount under its Repurchase Program to $150.0 million and extended the program through December 31, 2023.

On February 28, 2023, the Company's Board of Directors authorized an increase to the total available amount under its Repurchase Program to $200.0 million.

On September 14, 2023, the Company announced that its Board of Directors approved a one-year extension of its share repurchase authorization, extending the previously authorized $200.0 million program through December 31, 2024.

In connection with the execution of the Merger Agreement (as defined below), on February 28, 2024, the Company suspended purchases under its Repurchase Program, which has expired.

Since August 2, 2022 and through December 31, 2024, the Company repurchased approximately $119.5 million of shares under the Repurchase Program. All share repurchases were made under the Company's publicly announced program, and there are no other programs under which the Company repurchases shares. The following information relates to the Company's purchase of its common stock during each month within the fourth quarter of 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2024 through October 31, 2024	—	$ —	—	$ 80,478,639
November 1, 2024 through November 30, 2024	—	$ —	—	$ 80,478,639
December 1, 2024 through December 31, 2024	—	$ —	—	$ 80,478,639
Total	—	$ —	—	

[1] Average price paid per share for shares purchased as part of our Repurchase Program (includes brokerage commissions).
[2] The Repurchase Program expired on December 31, 2024.

Stock repurchases may be effected through open market repurchases at prevailing market prices, including through the use of block trades and trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, privately-negotiated transactions, through other transactions in accordance with applicable securities laws, or a combination of these methods on such terms and in such amounts as the Company deems appropriate and will be funded from available capital. The Company is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including the Company's stock price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SLP Fastball Aggregator, L.P. and its affiliates. The Company may discontinue or modify purchases without notice at any time.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from the closing price on June 23, 2021, the first day of trading of our common stock on the Nasdaq, through December 31, 2024, relative to the performance of the Russell 2000 and S&P 500 Index. The graph assumes an initial investment of $100.00 at the close of trading on June 23, 2021 and that all dividends paid by the Company and the companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis is intended to help the reader understand the results of operations and financial condition of First Advantage and should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. See "Cautionary Notice Regarding Forward-Looking Statements." Factors that might cause such differences include those described in Item 1A. "Risk Factors" and elsewhere in this Annual Report.

Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Overview

First Advantage is a leading global provider of employment background screening, identity, and verification solutions. Enabled by its proprietary technology, First Advantage delivers innovative services and insights that help customers mitigate risk and hire the best talent: employees, contractors, contingent workers, tenants, and drivers.

Our comprehensive product suite includes criminal background checks, drug and health screening, extended workforce screening, biometrics and identity, education and work verifications, resident screening, fleet and driver compliance, executive screening, data analytics, continuous monitoring, social media monitoring, and hiring tax incentives.

On October 31, 2024, we completed our acquisition of Sterling, a global provider of technology-enabled background and identity verification services. This strategic acquisition enhances our capabilities and expands our service offerings, allowing us to deliver a comprehensive hiring and risk management solution that begins with identity verification and extends through criminal background screening, credential verification, drug and health screening, and ongoing risk monitoring.

Together, we derive a substantial majority of our revenues from pre-onboarding screening and perform screens in over 200 countries and territories, enabling us to serve as a one-stop-shop provider to both multinational companies and growth companies. Our 80,000 customers are global enterprises, mid-sized companies, and small companies, and our products and solutions are used by personnel in recruiting, human resources, risk, compliance, vendor management, safety, and/or security.

Our products are sold both individually and packaged. Our platforms offer flexibility for customers to specify which products to include in their screening package, such as Social Security numbers, criminal records, education and work verifications, sex offender registry, and global sanctions. Generally, our customers order a background screening package or selected combination of screens related to a single individual before they onboard that individual. The type and mix of products and solutions we sell to a customer vary by customer size, their screening requirements, and industry vertical. Therefore, order volumes are not comparable across both customers and periods. Pricing can also vary considerably by customer depending on the product mix in their screening packages, order volumes, screening requirements and preferences, pass-through and third-party out of pocket costs, and bundling of products.

We enter into contracts with our customers that are typically three years in length. These contracts set forth the general terms and pricing of our products and solutions but generally do not include minimum order volumes or committed order volumes. Additionally, a majority of Sterling's enterprise customer contracts are exclusive to Sterling or require Sterling to be used as the primary provider. Due to our contract terms and the nature of the background screening industry, we determined our contract terms for ASC 606 purposes to be three years or less. We typically bill our customers at the end of each month and recognize revenues as completed orders are reported or otherwise made available to our customers. Approximately 90% of the criminal searches performed in the United States are completed the same day they are submitted.

We generated revenues of $860.2 million for the year ended December 31, 2024, which represents an increase of 12.6% as compared to $763.8 million for the year ended December 31, 2023. Approximately 86% of our revenues for the year ended December 31, 2024 was generated in the U.S., while the remaining 14% was generated abroad. Other than the United States, no single country accounted for 10% or more of our total revenues for the year ended December 31, 2024.

Segments

We manage our business and report our financial results in three reportable segments, First Advantage Americas, First Advantage International, and Sterling:

- *First Advantage Americas.* This segment pertains to our Legacy First Advantage business and performs a variety of background check and compliance services across all phases of the workforce lifecycle from pre-onboarding services to post-onboarding and ongoing monitoring services, covering employees, contractors, contingent workers, tenants, and drivers. We generally classify our service offerings into three categories: pre-onboarding, post-onboarding, and adjacent products. We deliver our solutions across multiple industry verticals in the United States, Canada, and Latin America.

- *First Advantage International.* The First Advantage International segment pertains to our Legacy First Advantage business and provides services similar to our Americas segment in regions outside of the Americas. We primarily deliver our solutions across multiple industry verticals in the Europe, India, and Asia Pacific.

- *Sterling.* This segment is comprised of the acquired entity, Sterling Check Corp., which was acquired on October 31, 2024. The Sterling segment provides similar services as compared to First Advantage's Americas and International segments on a global basis.

Recent Developments

Acquisition of Sterling Check Corp.

On February 28, 2024, we entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among First Advantage, Sterling Check Corp., a Delaware corporation ("Sterling"), and Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of First Advantage ("Merger Sub").

On October 31, 2024, following the satisfaction or waiver of the applicable closing conditions, including receipt of the requisite regulatory approvals, First Advantage completed its acquisition of Sterling, pursuant to the Merger Agreement. Under the terms of the Merger Agreement, Merger Sub, merged with and into Sterling, with Sterling continuing as the surviving corporation in such merger and becoming an indirect, wholly owned subsidiary of First Advantage. The Sterling stockholders received approximately $1,168.1 million in cash and 27.15 million shares of First Advantage common stock with a fair value of $494.6 million. We believe the transaction extends First Advantage's high-quality and cost-effective background screening, identity, and verification technology solutions for the benefit of both companies' customers across industry verticals and geographies. The cash-and-stock transaction values Sterling at approximately $2.2 billion and was financed through cash on hand and the issuance of new debt and common stock. See Note 7. "Debt," to the audited consolidated financial statements included elsewhere in this Annual Report for further information.

Factors Affecting Operating Results

We believe that the future growth and profitability of our business depend on numerous factors, including the following:

Macroeconomic and Job Environment

Our results are impacted by our customers' underlying business performance and hiring trends, which drive their demand for background screening and adjacent products. Our customers' business can be affected by a variety of factors, including general economic conditions, hiring velocity and turnover, and other industry-related trends. We are also exposed to macroeconomic cyclicality, as companies typically reduce employee hiring and flexible workforces in weaker economic environments, which can impact demand for our products and solutions. Recent trends in macroeconomic factors, including inflation, interest rates, recent declines in hiring activity and job openings, stability of the global banking system, global health crises, global supply chain constraints, and global economic and geopolitical developments, continue to negatively impact portions of the global economy, and create volatility in the financial markets.

If the economic uncertainty is sustained or increases, we may experience a negative impact on new business, customer renewals and demand levels, sales and marketing efforts, revenues growth rates, customer deployments, customer collections, product development, or other financial metrics. Any of these factors could harm our business, financial condition, and operating results. Our ability to grow our business will also depend on the long-term strength, diversity, and durability of the verticals that we focus on and rely upon to drive our revenues.

Despite the continuing uncertainty associated with these events, we are confident in the overall long-term health of our business, the strength of our product offerings, and our ability to continue to execute on our strategy and help our customers hire smarter and onboard faster. Our ability to deliver innovative products and solutions that enhance workplace safety and address compliance risks has contributed to the durability of our financial results.

For additional information, see Part I, Item 1A, "Risk Factors—Risks Related to Our Business—Macroeconomic factors beyond our control, including the state of the economy, could impact demand and the fulfillment costs for our products and solutions."

M&A

We selectively evaluate acquisitions as a means to expand our business and to enter new markets. Over the last three years, we have completed the following acquisitions, including those that impact the comparability of our results between periods:

In January 2022, the Company completed its asset acquisition of Form I-9 Compliance ("Form I-9"), a U.S.-based technology solution and consulting service provider for I-9 and E-Verify compliance. The acquisition was effective as of January 1, 2022 and strategically expanded the Company's product suite offerings through the addition of new I-9 and employment eligibility solutions. Results of operations have been included in our First Advantage Americas segment from the effective date of the acquisition.

In September 2023, the Company acquired 100% of the equity interest of a U.S.-based digital identity and biometrics solutions company. The acquired company operates under the trade name Infinite ID. Results of operations have been included in our First Advantage Americas segment from the date of the acquisition.

As discussed above, on October 31, 2024, the Company completed its acquisition of Sterling. Results of operations have been included in our Sterling segment from the date of the acquisition.

Acquiring New Customers

We are focused on continuing to grow our customer base, particularly with respect to high-growth Enterprise customers in attractive industry verticals. In 2024, we performed nearly 190 million screens on behalf of 80,000 customers, spanning the globe and all major industry verticals. Our customer acquisition strategy depends on our ability to continue to cost-effectively offer innovative and comprehensive products and solutions, execute our verticalized go-to-market strategy, and maintain our reputation and brand. New customers typically begin generating revenues within a number of months of executing a contract and increase order volumes over the subsequent three to five month period. We believe there is opportunity to continue to increase our domestic and international market share, grow our international customer base, and increase adoption and expansion of screening and verification products and solutions.

Expanding Wallet Share with Existing Customers

Our growth in revenues depends on our ability to sell more products and solutions to existing customers. We typically grow our revenues over time with customers as their underlying screening volumes grow and as they roll out our products and solutions to new divisions or geographies, increase our wallet share in multi-provider programs, perform more extensive screens, and purchase additional products and solutions such as identity solutions, continuous screening, hiring tax credits, employment eligibility, and fleet solutions. Our Customer Success teams work closely with our customers to further develop their screening, compliance, and risk management programs within their organization and in doing so, frequently identify opportunities to expand their relationship with First Advantage. Our revenue growth with existing customers is also dependent upon our ability to retain customers. We achieved a gross retention rate of approximately 96% for 2024.

Developing New Products to Expand Our Revenue Opportunity with Existing Customers

We plan to continue to expand our data solutions and adjacent sources of revenues. For example, we are currently investing in criminal and verifications data products and identity services. In addition, we are developing innovative solutions that align with our capabilities in areas such as biometric verification, fraud mitigation, driver and vehicle compliance, and remote drug testing.

Profitably Managing our Growth

Our ability to grow profitably depends on our ability to manage our cost structure. Our costs are affected by third-party costs including government fees and data vendors, as these third parties have discretion to adjust pricing, although these third-party fees are typically invoiced to our customers as pass-through costs. Continued pricing increases in third-party fees may lead our existing and potential customers to reduce the scope of their spending.

Our historical margin expansion has been largely driven by increased automation and deployment of RPA technologies in the background screening process, which has increased our speed, efficiency, quality, and operating leverage. Additionally, we have gained operating leverage from efficiencies and managing general and administrative costs. In order to grow profitably, we make strategic investments that generate incremental revenues and enable us to deliver our products and solutions and support our customers in a cost-effective manner. Our ability to innovate and drive future reductions of operating costs through automation and digitization does require up-front investment.

Recently Issued Accounting Standards

See Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report for disclosure of the impact that recent accounting pronouncements may have on the consolidated financial statements.

Components of our Results of Operations

Revenues

The Company derives revenues from a variety of background screening and adjacent products that cover all phases of the workforce lifecycle from pre-onboarding screening services to post-onboarding and ongoing monitoring services, covering employees, contractors, contingent workers, tenants, and drivers. We generally classify our products and solutions into three major categories: pre-onboarding, post-onboarding, and adjacent products, each of which is enabled by our technologies, proprietary internal databases, and data analytics capabilities. Pre-onboarding products, which comprise the substantial majority of our revenues, span an extensive array of products that customers typically utilize to enhance their applicant evaluation process and support compliance with their workforce onboarding criteria from the time an application is submitted to an applicant's successful onboarding. Post-onboarding products are comprised of continuous monitoring, re-screening, and other solutions to help our customers keep their end customers, workforces, and other stakeholders safer, more productive, and more compliant. Adjacent products include products that complement our pre-onboarding and post-onboarding solutions such as fleet and vehicle compliance, hiring tax credits and incentives, resident and tenant screening, employment eligibility, and investigative research.

Our suite of products is available individually or through packaged solutions that can be configured and tailored according to our customers' needs. We typically bill our customers at the end of each month and recognize revenues after completed orders are reported or otherwise made available to our customers, with a substantial majority of our customers' orders completed the same day they are submitted. We recognize revenues for other products over time as the customer simultaneously receives and consumes the benefits of the products and solutions delivered.

Operating Expenses

We incur the following expenses related to our cost of revenues and operating expenses:

- *Cost of Services (exclusive of depreciation and amortization below)*: Consists of amounts paid to third parties for access to government records, other third-party data and services, and our internal processing fulfillment and customer care functions. In addition, cost of services includes expenses from our drug screening lab and collection site network as well as our court runner network. Third-party cost of services are largely variable in nature and are typically invoiced to our customers as direct pass-through costs. Cost of services also includes our salaries and benefits expense for personnel involved in the processing and fulfillment of our screening products and solutions, as well as our customer care organization and robotics process automation implementation team. Other costs included in cost of services relate to allocations of certain overhead costs for our revenue-generating products and solutions, primarily consisting of certain facility costs and administrative services allocated by headcount or another related metric. We do not allocate depreciation and amortization to cost of services.

- *Product and Technology Expense*: Consists of salaries and benefits of personnel involved in the maintenance of our technology and its integrations and APIs, product marketing, management of our network and infrastructure capabilities, and maintenance of our information security and business continuity functions. A portion of the personnel costs are related to the development of new products and features that are primarily developed through agile methodologies. These costs are partially capitalized, and therefore, are partially reflected as amortization expense within the depreciation and amortization cost line item. Product and technology expense also includes third-party costs related to our cloud computing services, software licensing and maintenance, telecommunications, and other data processing functions. We do not allocate depreciation and amortization to product and technology expense.

- *Selling, General, and Administrative Expense*: Consists of sales, customer success, marketing, and general and administrative expenses. Sales, customer success, and marketing expenses consist primarily of employee compensation such as salaries, bonuses, sales commissions, share-based compensation, and other employee benefits for our verticalized sales and customer success teams. General and administrative expenses include travel expenses and various corporate functions including finance, human resources, legal, and other administrative roles, in addition to certain professional service fees and expenses incurred in connection with our IPO and our acquisition of Sterling. We expect our selling, general, and administrative expenses to increase in the short-term, primarily as a result of additional Sterling integration costs. Over the long-term, we expect our selling, general, and administrative expenses to decrease as a percentage of revenues as we leverage our past investments. We do not allocate depreciation and amortization to selling, general, and administrative expenses.

- *Depreciation and Amortization*: Property and equipment consisting mainly of capitalized software costs, furniture, hardware, and leasehold improvements are depreciated or amortized and reflected as operating expenses. We also amortize the capitalized costs of finite-life intangible assets acquired in connection with business combinations.

We have a flexible cost structure that allows our business to adjust quickly to the impacts of macroeconomic events and scale to meet the needs of large new customers. Operating expenses are influenced by the amount of revenues, customer mix, and product mix that contribute to our revenues for any given period. As revenues grow, we would generally expect cost of services to grow in a similar fashion, albeit influenced by the effects of automation, productivity, and other efficiency initiatives as well as customer and product mix shifts and third-party pass-through costs. We regularly review expenses and investments in the context of revenue growth and any shifts we identify in the business in order to align with our overall financial objectives. While we expect operating expenses to increase in absolute dollars to support our continued growth, we believe that, in the long term, operating expenses as a percentage of total revenues will decline gradually in the future as our business grows and our operating efficiency and automation initiatives continue to advance.

Other Expense, Net

Our other expense, net consists of the following:

- *Interest expense, net*: Relates primarily to our debt service costs, the interest-related unrealized gains and losses of our interest rate derivative instruments and, to a lesser extent, the interest on our finance lease obligations and the amortization of deferred financing costs. Additionally, interest expense, net includes interest income earnings on our cash and cash equivalent balances held in interest-bearing accounts. We also earn interest income on our short-term investments which are fixed-time deposits having a maturity date within twelve months.
- *Loss on Extinguishment of Debt*: Reflects losses on the extinguishment of debt.

Provision for Income Taxes

Provision for income taxes consists of domestic and foreign corporate income taxes related to earnings from our sale of services, with statutory tax rates that differ by jurisdiction. Our effective tax rate may be affected by many other factors including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations, shifts in the allocation of income earned throughout the world, and changes in overall levels of income before tax.

Results of Operations

Comparison of Results of Operations for the Year Ended December 31, 2024 compared to the Year Ended December 31, 2023 and for the Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

	Year Ended December 31,		
(in thousands, except percentages)	**2024**	**2023**	**2022**
Revenues	$ 860,205	$ 763,761	$ 810,023
Operating Expenses:			
Cost of services (exclusive of depreciation and amortization below)	448,911	386,777	408,928
Product and technology expense	63,817	49,263	51,931
Selling, general, and administrative expense	263,942	116,732	116,640
Depreciation and amortization	145,919	129,473	138,246
Total operating expenses	922,589	682,245	715,745
(Loss) income from operations	(62,384)	81,516	94,278
Other Expense, Net:			
Interest expense, net	51,848	33,040	9,199
Loss on extinguishment of debt	383	—	—
Total other expense, net	52,231	33,040	9,199
(Loss) income before provision for income taxes	(114,615)	48,476	85,079
(Benefit) provision for income taxes	(4,342)	11,183	20,475
Net (loss) income	$ (110,273)	$ 37,293	$ 64,604
Net (loss) income margin	(12.8)%	4.9%	8.0%

Revenues

(in thousands)	Year Ended December 31,					
	2024		2023		2022	
Revenues						
First Advantage Americas	$	658,758	$	673,075	$	694,865
First Advantage International		96,854		96,832		122,599
Sterling		113,068		—		—
Eliminations		(8,475)		(6,146)		(7,441)
Total revenues	$	860,205	$	763,761	$	810,023

Revenues were $860.2 million for the year ended December 31, 2024, compared to $763.8 million for the year ended December 31, 2023. Revenues for the year ended December 31, 2024 increased by $96.4 million, or 12.6%, compared to the year ended December 31, 2023.

The increase in revenues is due to:

- revenues of $121.5 million, or 15.9%, from acquisitions, primarily attributable to the $113.1 million, or 13.1%, of revenue recognized as a result of the acquisition of Sterling on October 31, 2024, and

- revenues of $28.0 million, or 3.7%, from new customers, primarily attributable to our First Advantage Americas segment.

The increase in revenues was offset by a net decrease of $53.1 million, or 7.0%, in existing customer revenues, primarily driven by the impact of macroeconomic factors affecting the hiring industry which have resulted in reduced demand from our customers and the impact of lost accounts. These consolidated decreases were partially offset by ongoing strength in upselling and cross-selling to existing customers, contributing $40.8 million, or 5.3%, of additional revenues, and increased revenues from certain existing customers that were impacted by macroeconomic conditions to a lesser extent, as compared to other existing customers.

Pricing remained relatively stable across all periods.

Revenues were $763.8 million for the year ended December 31, 2023, compared to $810.0 million for the year ended December 31, 2022. Revenues for the year ended December 31, 2023 decreased by $46.3 million, or 5.7%, compared to the year ended December 31, 2022.

The decrease in revenues was primarily due to a net decrease of $84.3 million, or 10.4%, in existing customer revenues, primarily driven by reduced demand from our customers more impacted by the macroeconomic conditions in 2023 (as compared to 2022), the elevated levels of growth experienced in the first half of 2022 due to the post-pandemic recovery that was not sustained into 2023, and the impact of lost accounts. In the First Advantage Americas segment, certain industry verticals were impacted by reduced hiring activity, resulting in lower revenues. In the First Advantage International segment, declines were more significantly experienced in the India and APAC markets relative to other markets in that segment. These consolidated decreases were partially offset by ongoing strength in upselling and cross-selling to existing customers, contributing $36.9 million, or 4.6%, of additional revenues, and increased revenues from certain existing customers that were impacted by macroeconomic conditions to a lesser extent as compared to other existing customers.

The decrease in existing customer revenues was offset by:

- revenues of $35.1 million, or 4.3%, from new customers, primarily attributable to our First Advantage Americas segment; and

- revenues of $2.9 million, or 0.4%, attributable to the Infinite ID acquisition in the First Advantage Americas segment.

Cost of Services

(in thousands, except percentages)	Year Ended December 31,		
	2024	2023	2022
Cost of services	$ 448,911	$ 386,777	$ 408,928
Revenues	860,205	763,761	810,023
Cost of services as a % of revenue	52.2%	50.6%	50.5%

Cost of services was $448.9 million for the year ended December 31, 2024, compared to $386.8 million for the year ended December 31, 2023. Cost of services for the year ended December 31, 2024 increased by $62.1 million, or 16.1%, compared to the year ended December 31, 2023.

The increase in cost of services was primarily due to $68.2 million of Sterling costs of services recognized after the Sterling acquisition.

The increase in cost of services was offset by:

- a $5.4 million decrease in variable third-party data expenses of Legacy First Advantage as a result of decreased revenue volumes, variation in customer ordering mix, and increased automation; and

- a $0.8 million decrease in personnel expenses in the operations and customer care functions of Legacy First Advantage as a result of productivity efficiencies from the implementation of additional automation programs.

Cost of services as a percentage of revenues was 52.2% for the year ended December 31, 2024, compared to 50.6% for the year ended December 31, 2023. The cost of services percentage of revenues for the year ended December 31, 2024 was impacted by Sterling's higher relative cost of services and variation in customer ordering mix.

Cost of services was $386.8 million for the year ended December 31, 2023, compared to $408.9 million for the year ended December 31, 2022. Cost of services for the year ended December 31, 2023 decreased by $22.2 million, or 5.4%, compared to the year ended December 31, 2022.

The decrease in cost of services was primarily due to:

- a $13.8 million decrease in personnel expenses in our operations and customer care functions as a result of cost savings actions taken by the Company, as well as productivity efficiencies from the implementation of additional automation programs; and

- a decrease in variable third-party data expenses of $9.1 million as a result of decreased revenue volumes, variation in customer ordering mix, and increased automation.

The decrease in cost of services was partially offset by foreign currency exchange losses of $1.6 million due to the impact of foreign exchange rate volatility.

Cost of services as a percentage of revenues was 50.6% for the year ended December 31, 2023, compared to 50.5% for the year ended December 31, 2022. The cost of services percentage of revenues for the year ended December 31, 2023 was impacted by increases in certain third-party data costs, primarily due to variation in customer ordering mix. This increase was partially offset by cost savings from the Company's continued implementation of automation and other process efficiencies, as well as certain cost savings actions taken by the Company.

Product and Technology Expense

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Product and technology expense	$ 63,817	$ 49,263	$ 51,931

Product and technology expense was $63.8 million for the year ended December 31, 2024, compared to $49.3 million for the year ended December 31, 2023. Product and technology expense for the year ended December 31, 2024 increased by $14.6 million, or 29.5%, compared to the year ended December 31, 2023.

The increase in product and technology expense was primarily due to:

- $10.8 million of Sterling expenses recognized after the Sterling acquisition, of which approximately $2.1 million related to increases in cash compensation expense due to the conversion of Sterling equity awards to cash awards as part of the transaction and $1.8 million related to post-combination restructuring costs;

- a $4.5 million increase in Legacy First Advantage personnel expenses as a result of increased share-based compensation expense and additional investments made to enhance our product, solutions, and technology platform; and

- a $1.6 million increase in professional service fees.

The increase was partially offset by a $1.8 million decrease in Legacy Fist Advantage software license fees.

Product and technology expense was $49.3 million for the year ended December 31, 2023, compared to $51.9 million for the year ended December 31, 2022. Product and technology expense for the year ended December 31, 2023 decreased by $2.7 million, or 5.1%, compared to the year ended December 31, 2022.

The decrease in product and technology expense was primarily due to a $2.9 million decrease in personnel expenses, primarily due to cost savings actions taken by the Company and decreases in incentive compensation, partially offset by increased share-based compensation expense.

The decrease in product and technology expense was partially offset by a $1.1 million increase in software licensing related expenses.

Selling, General, and Administrative Expense

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Selling, general, and administrative expense	$ 263,942	$ 116,732	$ 116,640

Selling, general, and administrative expense was $263.9 million for the year ended December 31, 2024, compared to $116.7 million for the year ended December 31, 2023. Selling, general, and administrative expense for the year ended December 31, 2024 increased by $147.2 million, or 126.1%, compared to the year ended December 31, 2023.

Selling, general, and administrative expense increased primarily due to:

- a $112.9 million increase in additional costs attributable to the Sterling acquisition, of which $55.1 million related to professional service, legal, and other fees, $38.9 million related to increases in cash compensation expense due to the conversion of Sterling equity awards to cash awards as part of the transaction, $16.5 million related to debt refinancing costs, and $2.4 million in transaction related bonuses;

- $26.4 million of Sterling expenses recognized after the Sterling acquisition, of which $8.8 million relates to post-combination restructuring costs

- a $11.1 million increase in Legacy First Advantage share-based compensation expense primarily as a result of a modification to the vesting terms of outstanding unvested and unearned performance-based equity awards in May 2023 and incremental awards granted and modifications made to the equity award agreements for the Company's former Chief Financial Officer and former President, Americas, as part of each executive's retirement agreement; and

- a $1.6 million increase in expenses related to litigation in the ordinary course of business.

The increase in selling, general, and administrative expense was partially offset by:

- a $3.5 million decrease in Legacy First Advantage personnel expenses due to certain cost savings actions taken by the Company primarily in the second half of 2023 and the nonrecurring separation costs related to these savings not recurring in 2024; and

- a $1.6 million decrease in expenses related to the impairment of certain operating lease assets resulting from office space exited in 2023 that did not reoccur in 2024.

Selling, general, and administrative expense was $116.7 million for the year ended December 31, 2023, compared to $116.6 million for the year ended December 31, 2022. Selling, general, and administrative expense for the year ended December 31, 2023 increased by $0.1 million, or 0.1%, compared to the year ended December 31, 2022.

Selling, general, and administrative expense increased primarily due to:

- a $6.3 million increase in share-based compensation expense primarily as a result of a modification to the vesting terms of outstanding unvested and unearned performance-based equity awards in May 2023;

- a $2.8 million increase in expenses related to litigation in the ordinary course of business; and

- foreign currency exchange losses of $0.7 million due to the impact of foreign exchange rate volatility.

The increase in selling, general, and administrative expense was partially offset by:

- a $4.0 million decrease in commission and bonus expenses due to lower performance against internal targets;

- a $3.1 million decrease in personnel expenses due to certain cost savings actions taken by the Company;

- a $1.0 million decrease in professional service fees incurred related to the Company's initial public company compliance efforts that did not reoccur in 2023;

- a $0.9 million decrease in marketing expenses; and

- a number of other corporate expenses that decreased primarily as a result of cost savings actions taken by the Company.

Depreciation and Amortization

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Depreciation and amortization	$ 145,919	$ 129,473	$ 138,246

Depreciation and amortization was $145.9 million for the year ended December 31, 2024, compared to $129.5 million for the year ended December 31, 2023. Depreciation and amortization for the year ended December 31, 2024 increased by $16.4 million, or 12.7% compared to the year ended December 31, 2023. This increase was primarily due to the impact of the step up in fair value of property and equipment and intangible assets as a result of the application of purchase accounting related to the acquisition of Sterling, which is being amortized on an accelerated basis based on the relative projected discounted cash flows of each asset.

Depreciation and amortization was $129.5 million for the year ended December 31, 2023, compared to $138.2 million for the year ended December 31, 2022. Depreciation and amortization for the year ended December 31, 2023 decreased by $8.8 million, or 6.3% compared to the year ended December 31, 2022. This decrease was partially offset by increases in depreciation related to assets placed in service during the year ended December 31, 2023.

Interest Expense, Net

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Interest expense, net	$ 51,848	$ 33,040	$ 9,199

Interest expense, net was $51.8 million for the year ended December 31, 2024, compared to $33.0 million for the year ended December 31, 2023. Interest expense, net for the year ended December 31, 2024 increased by $18.8 million, or 56.9%, compared to the year ended December 31, 2023.

This increase in interest expense was primarily attributable to higher interest expense on the Company's Amended First Lien Credit Facility (as defined below), resulting from an incremental term loan principal amount of $1,620.3 million and an incremental revolver available amount of $150.0 million, in connection with the acquisition of Sterling in October 2024. Increases in interest expense were offset by fluctuations in unrealized gains and losses on the Company's interest swaps resulting from interest rate volatility.

Interest expense, net was $33.0 million for the year ended December 31, 2023, compared to $9.2 million for the year ended December 31, 2022. Interest expense, net for the year ended December 31, 2023 increased by $23.8 million, or 259.2%, compared to the year ended December 31, 2022.

The increase in interest expense was primarily attributable to higher interest expense on the First Lien Credit Facility as a result of increasing interest rates and fluctuations in unrealized gains and losses on the Company's interest swaps resulting from interest rate volatility. Increases in interest expense were offset by interest income of $13.4 million earned on cash held within interest bearing accounts.

Loss on Extinguishment of Debt

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Loss on extinguishment of debt	$ 383	$ —	$ —

Loss on extinguishment of debt for the year ended December 31, 2024, relates to expenses stemming from the write-off of debt issuance costs associated with the October 2024 refinancing of the First Lien Credit Agreement in connection with the acquisition of Sterling.

Provision for Income Taxes

	Year Ended December 31,		
(in thousands)	2024	2023	2022
(Benefit) provision for income taxes	$ (4,342)	$ 11,183	$ 20,475

Our provision for income taxes was $(4.3) million for the year ended December 31, 2024, compared to $11.2 million for the year ended December 31, 2023. Our provision for income taxes for the year ended December 31, 2024 decreased by $15.5 million, compared to the year ended December 31, 2023.

The decrease in our provision for income taxes was primarily due to the loss before income taxes during the year ended December 31, 2024, as compared to income before income taxes during the year ended December 31, 2023, and the increase of the nondeductible share-based compensation and transaction costs incurred in connection with the Sterling acquisition.

Our provision for income taxes was $11.2 million for the year ended December 31, 2023, compared to $20.5 million for the year ended December 31, 2022. Our provision for income taxes for the year ended December 31, 2023 decreased by $9.3 million, compared to the year ended December 31, 2022.

The decrease in our provision for income taxes was primarily due to the decrease of income before income taxes during the year ended December 31, 2023, as compared to the year ended December 31, 2022, and the decrease of GILTI inclusion.

Net (Loss) Income and Net (Loss) Income Margin

	Year Ended December 31,		
(in thousands, except percentages)	2024	2023	2022
Net (loss) income	$ (110,273)	$ 37,293	$ 64,604
Net (loss) income margin	(12.8)%	4.9%	8.0%

Net (loss) income was $(110.3) million for the year ended December 31, 2024, compared to $37.3 million for the year ended December 31, 2023. Net income for the year ended December 31, 2024 decreased by $147.6 million, or 395.7%, compared to the year ended December 31, 2023.

Net (loss) income margin was (12.8)% for the year ended December 31, 2024, compared to 4.9% the year ended December 31, 2023, as increases in selling, general, and administrative expenses, primarily as a result of the Company's acquisition of Sterling and reduced demand from customers more impacted by macroeconomic events, contributed to lower profitability.

Net income was $37.3 million for the year ended December 31, 2023, compared to $64.6 million for the year ended December 31, 2022. Net income for the year ended December 31, 2023 decreased by $27.3 million, or 42.3%, compared to the year ended December 31, 2022.

Net income margin was 4.9% for the year ended December 31, 2023, compared to 8.0% the year ended December 31, 2022, as reduced demand from customers more impacted by macroeconomic events contributed to lower revenues and increasing interest rates resulting from interest rate volatility resulted in lower profitability.

Key Operating and Financial Metrics

In addition to our results determined in accordance with GAAP, we believe certain measures are useful in evaluating our operating performance. Management believes these non-GAAP measures are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Adjusted Diluted Earnings Per Share to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

The presentations of these measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a strong indicator of our overall operating performance and is useful to management and investors as a measure of comparative operating performance from period to period. We define Adjusted EBITDA as net (loss) income before interest, taxes, depreciation, and amortization, and as further adjusted for loss on extinguishment of debt, share-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other non-cash charges. We exclude the impact of share-based compensation because it is a non-cash expense and we believe that excluding this item provides meaningful supplemental information regarding performance and ongoing cash generation potential. We exclude loss on extinguishment of debt, transaction and acquisition related charges, integration and restructuring charges, and other charges because such expenses are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis.

Adjusted EBITDA was $249.3 million, $237.6 million, and $248.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. This represented an Adjusted EBITDA Margin of 29.0%, 31.1%, and 30.7% for the years ended December 31, 2024, 2023, and 2022, respectively.

Adjusted EBITDA for the year ended December 31, 2024 increased by $11.7 million, or 4.9%, compared to the year ended December 31, 2023, primarily due to the acquisition of Sterling. Adjusted EBITDA for Legacy First Advantage for the year ended December 31, 2024 decreased by $9.4 million or 3.9%, compared to the year ended December 31, 2023, as macroeconomic events impacted our revenues attributed to existing customers. These decreases were partially offset by increased revenues from certain existing and new customers, including ongoing strength in upselling and cross-selling, cost structure benefits due to increased automation, operational efficiencies, and certain other cost savings actions taken by the Company.

Adjusted EBITDA for the year ended December 31, 2023 decreased by $11.4 million, or 4.6%, compared to the year ended December 31, 2022, as macroeconomic events impacted our revenues attributed to existing customers. Decreases were further impacted by the effects of changes in foreign currencies. These decreases were partially offset by increased revenues from certain existing and new customers, including ongoing strength in upselling and cross-selling, cost structure benefits due to increased automation, operational efficiencies, and certain other cost savings actions taken by the Company in late 2022 and into 2023.

The following table presents a reconciliation of Adjusted EBITDA for the periods presented.

(in thousands)		Year Ended December 31,				
		2024		2023		2022
Net (loss) income	$	(110,273)	$	37,293	$	64,604
Interest expense, net		51,848		33,040		9,199
(Benefit) provision for income taxes		(4,342)		11,183		20,475
Depreciation and amortization		145,919		129,473		138,246
Loss on extinguishment of debt		383		—		—
Share-based compensation[a]		31,762		15,265		7,856
Transaction and acquisition-related charges[b]		128,234		4,364		6,018
Integration, restructuring, and other charges[c]		5,771		6,938		2,512
Adjusted EBITDA	$	**249,302**	$	**237,556**	$	**248,910**

(a) Share-based compensation for the years ended December 31, 2024 and 2023, include approximately $13.1 million and $6.6 million, respectively, of incrementally recognized expense associated with the May 2023 vesting modification. Share-based compensation for the year ended December 31, 2024 also includes approximately $4.2 million of incrementally recognized expense associated with the retirements of the Company's former Chief Financial Officer and former President, Americas. See Note 11 to the audited consolidated financial statements included elsewhere in this Annual Report for further information.

(b) Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Transaction and acquisition related charges for the year ended December 31, 2024 include approximately $125.7 million of expense associated with the acquisition of Sterling, primarily consisting of $41.2 million of compensation expense attributable to converted Sterling equity awards, of which $38.9 million related to accelerated vesting for employees terminated after the acquisition, $45.8 million of legal, regulatory, integration, and diligence professional service fees, $16.5 million in debt refinancing costs, $10.7 million in post-combination restructuring expenses, $9.5 million in success-based banking fees, and $2.0 million of other one-time transaction charges. Also includes incremental professional service fees incurred related to the initial public offering and the subsequent one-time compliance efforts. The year ended December 31, 2022 includes a transaction bonus expense related to one of the Company's 2021 acquisitions.

(c) Represents charges from organizational restructuring and integration activities, non-cash, and other charges primarily related to nonrecurring legal exposures, foreign currency (gains) losses, (gains) losses on the sale of assets, and other non-recurring items.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues. The following table presents the calculation of Adjusted EBITDA Margin for the periods presented.

(in thousands, except percentages)		Year Ended December 31,				
		2024		2023		2022
Adjusted EBITDA	$	249,302	$	237,556	$	248,910
Revenues		860,205		763,761		810,023
Adjusted EBITDA Margin		**29.0%**		**31.1%**		**30.7%**

The following table presents a calculation of Adjusted EBITDA and Adjusted EBITDA Margin by segment for the periods presented. Refer to Note 18 to the audited consolidated financial statements included elsewhere in this Annual Report for a reconciliation of Adjusted EBITDA for the periods presented by segment.

(in thousands, except percentages)	Year Ended December 31,		
	2024	2023	2022
Adjusted EBITDA [1]			
First Advantage Americas	$ 210,990	$ 221,645	$ 221,655
First Advantage International	17,194	15,911	27,255
Sterling	21,118	—	—
Adjusted EBITDA	$ 249,302	$ 237,556	$ 248,910
Revenues			
First Advantage Americas	$ 658,758	$ 673,075	$ 694,865
First Advantage International	96,854	96,832	122,599
Sterling	113,068	—	—
Less: intersegment eliminations	(8,475)	(6,146)	(7,441)
Total revenues	$ 860,205	$ 763,761	$ 810,023
Adjusted EBITDA Margin			
First Advantage Americas	32.0%	32.9%	31.9%
First Advantage International	17.8%	16.4%	22.2%
Sterling	18.7%	n/a	n/a
Adjusted EBITDA Margin	**29.0%**	**31.1%**	**30.7%**

(1) See the reconciliation of net (loss) income to Adjusted EBITDA above. Segment Adjusted EBITDA margins are calculated using segment gross revenues and segment Adjusted EBITDA. Consolidated Adjusted EBITDA margin is calculated using consolidated revenues and consolidated Adjusted EBITDA.

Adjusted Net Income and Adjusted Diluted Earnings Per Share

Similar to Adjusted EBITDA, management believes that Adjusted Net Income and Adjusted Diluted Earnings Per Share are strong indicators of our overall operating performance and are useful to our management and investors as measures of comparative operating performance from period to period. We define Adjusted Net Income for a particular period as net (loss) income before taxes adjusted for debt-related costs, acquisition-related depreciation and amortization, share-based compensation, transaction and acquisition related charges, integration and restructuring charges, and other non-cash charges, to which we then apply the related effective tax rate. We define Adjusted Diluted Earnings Per Share as Adjusted Net Income divided by adjusted weighted average number of shares outstanding—diluted.

Adjusted Net Income was $123.7 million, $145.8 million, and $156.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. Adjusted Diluted Earnings Per Share was $0.82, $1.00, and $1.03 for the years ended December 31, 2024, 2023, and 2022, respectively.

Adjusted Net Income for the year ended December 31, 2024 decreased by $22.1 million, or 15.1%, compared to the year ended December 31, 2023. Adjusted Diluted Earnings Per Share for the year ended December 31, 2024 decreased by $0.18, or 18.0%, compared to the year ended December 31, 2023. Adjusted Net Income and Adjusted Diluted Earnings Per Share declined during the year ended December 31, 2024, as reduced demand from customers more impacted by macroeconomic events contributed to lower revenues and profitability. Adjusted Net Income and Adjusted Diluted Earnings Per Share were further impacted by changes in acquisition-related depreciation and amortization and our capital structure that are captured in interest expense. Gains or losses and actual cash payments and receipts on the Company's interest rate swaps impact the comparability of Adjusted Net Income and Adjusted Diluted Earnings Per Share across historical periods. Adjusted Diluted Earnings Per Share is further impacted by the acquisition of Sterling and shares repurchased previously under the Company's Repurchase Program.

Adjusted Net Income for the year ended December 31, 2023 decreased by $10.7 million, or 6.8%, compared to the year ended December 31, 2022. Adjusted Diluted Earnings Per Share for the year ended December 31, 2023 decreased by $0.03, or 2.9%, compared to the year ended December 31, 2022. Adjusted Net Income and Adjusted Diluted Earnings Per Share declined during the year ended December 31, 2023, as reduced demand from customers more impacted by macroeconomic events contributed to lower revenues and profitability. Adjusted Net Income and Adjusted Diluted Earnings Per Share were further impacted by changes in acquisition-related depreciation and amortization and changes in our capital structure that are captured in interest expense. Gains or losses and actual cash payments and receipts on the Company's interest rate swaps impact the comparability of Adjusted Net Income and Adjusted Diluted Earnings Per Share across historical periods. Adjusted Diluted Earnings Per Share was further impacted by shares repurchased under the Company's Repurchase Program.

The following table presents a reconciliation of Adjusted Net Income for the periods presented.

(in thousands)	Year Ended December 31,					
	2024		2023		2022	
Net (loss) income	$	(110,273)	$	37,293	$	64,604
(Benefit) provision for income taxes		(4,342)		11,183		20,475
(Loss) income before provision for income taxes		(114,615)		48,476		85,079
Debt-related charges[a]		549		12,845		(9,569)
Acquisition-related depreciation and amortization[b]		112,966		102,659		115,944
Share-based compensation[c]		31,762		15,265		7,856
Transaction and acquisition-related charges[d]		128,234		4,364		6,018
Integration, restructuring, and other charges[e]		5,771		6,938		2,512
Adjusted Net Income before income tax effect		164,667		190,547		207,840
Less: Adjusted income taxes[f]		40,953		44,759		51,378
Adjusted Net Income	$	**123,714**	$	**145,788**	$	**156,462**

The following table presents the calculation of Adjusted Diluted Earnings Per Share for the periods presented.

	Year Ended December 31,					
	2024		2023		2022	
Diluted net (loss) income per share (GAAP)	$	(0.74)	$	0.26	$	0.43
Adjusted Net Income adjustments per share						
(Benefit) provision for income taxes		(0.03)		0.08		0.13
Debt-related charges[a]		0.00		0.09		(0.06)
Acquisition-related depreciation and amortization[b]		0.75		0.70		0.76
Share-based compensation[c]		0.21		0.10		0.05
Transaction and acquisition-related charges[d]		0.85		0.03		0.04
Integration, restructuring, and other charges[e]		0.05		0.05		0.02
Adjusted income taxes[f]		(0.27)		(0.31)		(0.34)
Adjusted Diluted Earnings Per Share (Non-GAAP)	$	**0.82**	$	**1.00**	$	**1.03**
Weighted average number of shares outstanding used in computation of Adjusted Diluted Earnings Per Share:						
Weighted average number of shares outstanding—diluted (GAAP)		148,582,226		146,226,096		151,807,139
Options and restricted stock not included in weighted average number of shares outstanding—diluted (GAAP) (using treasury stock method)		2,606,405		—		—
Adjusted weighted average number of shares outstanding—diluted (Non-GAAP)		151,188,631		146,226,096		151,807,139

(a) Represents the non-cash interest expense related to the amortization of debt issuance costs for the 2021 February and 2024 October refinancing of the Company's First Lien Credit Facility (as defined below). This adjustment also includes the impact of the change in fair value of interest rate swaps, which represents the difference between the fair value gains or losses and actual cash payments and receipts on the interest rate swaps.

(b) Represents the depreciation and amortization expense related to incremental intangible and developed technology assets recorded due to the application of ASC 805, Business Combinations. As a result, the purchase accounting related depreciation and amortization expense will recur in future periods until the related assets are fully depreciated or amortized, and the related purchase accounting assets may contribute to revenue generation.

(c) Share-based compensation for the years ended December 31, 2024 and 2023, include approximately $13.1 million and $6.6 million, respectively, of incrementally recognized expense associated with the May 2023 vesting modification. Share-based compensation for the year ended December 31, 2024 also includes approximately $4.2 million of incrementally recognized expense associated with the retirements of the Company's former Chief Financial Officer and former President, Americas. See Note 11 to the audited consolidated financial statements included elsewhere in this Annual Report for further information.

(d) Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Transaction and acquisition related charges for the year ended December 31, 2024 include approximately $125.7 million of expense associated with the acquisition of Sterling, primarily consisting of $41.2 million of compensation expense attributable to converted Sterling equity awards, of which $38.9 million related to accelerated vesting for employees terminated after the acquisition, $45.8 million of legal, regulatory, integration, and diligence professional service fees, $16.5 million in debt refinancing costs, $10.7 million in post-combination restructuring expenses, $9.5 million in success-based banking fees, and $2.0 million of other one-time transaction charges. Also includes incremental professional service fees incurred related to the initial public offering and the subsequent one-time compliance efforts. The year ended December 31, 2022 includes a transaction bonus expense related to one of the Company's 2021 acquisitions.

(e) Represents charges from organizational restructuring and integration activities, non-cash, and other charges primarily related to nonrecurring legal exposures, foreign currency (gains) losses, (gains) losses on the sale of assets, and other non-recurring items.

(f) Effective tax rates of approximately 24.9%, 23.5%, and 24.7%, have been used to compute Adjusted Net Income and Adjusted Diluted Earnings Per Share for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, we had net operating loss carryforwards of approximately $15.3 million for federal income tax purposes available to reduce future income subject to income taxes. As a result, the amount of actual cash taxes we may pay for federal income taxes differs significantly from the effective income tax rate computed in accordance with GAAP and from the normalized rate shown above.

Liquidity and Capital Resources

Liquidity

The Company's primary liquidity requirements are for working capital, debt service, continued investments in software development and other capital expenditures and other strategic investments, including the acquisition of Sterling. In addition, income taxes are and will be a material use of funds, depending on our future profitability, and future tax rates. The Company's liquidity needs are met primarily through existing balance sheet cash, cash flows from operations, as well as funds available under our revolving credit facility and proceeds from our term loan borrowings, including incremental term loan borrowings incurred to fund the acquisition of Sterling pursuant to commitment letters entered into with certain financial institutions. Our cash flows from operations include cash received from customers, less cash costs to provide services to our customers, which includes general and administrative costs and interest payments.

As of December 31, 2024, we had $168.7 million in cash and cash equivalents and $250.0 million available under our revolving credit facility. As of December 31, 2024, we had $2,185.0 million of total debt outstanding. We believe our cash on hand, together with amounts available under our revolving credit facility, and cash provided by operating activities are and will continue to be adequate to meet our operational and business needs in the next twelve months. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance, which will be affected by general economic, financial, and other factors that may be beyond our control, including those described under "Risk Factors."

Share Repurchase Program

On August 2, 2022, the Company's Board of Directors authorized the repurchase of up to $50.0 million of the Company's common stock over the 12-month period ending August 2, 2023. Stock repurchases may be effected through open market repurchases at prevailing market prices, including through the use of block trades and trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, privately-negotiated transactions, through other transactions in accordance with applicable securities laws, or a combination of these methods on such terms and in such amounts as the Company deems appropriate and will be funded from available capital. The Company is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including the Company's stock price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SLP Fastball Aggregator, L.P. and its affiliates. The Company may discontinue or modify purchases without notice at any time. The Company has used its existing cash to fund repurchases made under the share repurchase program.

On November 8, 2022, the Company's Board of Directors authorized an increase to the total available amount under its Repurchase Program to $150.0 million and extended the program through December 31, 2023. On February 28, 2023, the Company's Board of Directors authorized an increase to the total available amount under its Repurchase Program to $200.0 million. On September 14, 2023, the Company announced that its Board of Directors approved a one-year extension of its share repurchase authorization, extending the previously authorized $200.0 million program through December 31, 2024. In connection with the execution of the Merger Agreement, on February 28, 2024, the Company suspended purchases under its Repurchase Program. Since August 2, 2022 and through December 31, 2024, the Company repurchased approximately $119.5 million of shares under the Repurchase Program. There have been no additional authorizations for share repurchases after the expiration of the Repurchase Program.

Dividend

On August 8, 2023, the Company's Board of Directors declared a one-time special cash dividend of $1.50 per share to stockholders of record at the close of business on August 21, 2023. Since August 31, 2023 through December 31, 2024, the Company has paid an aggregate cash dividend of $218.0 million with cash from the balance sheet.

Credit Agreement

At December 31, 2023, First Advantage Holdings, LLC, an indirect wholly-owned subsidiary of the Company, was a party to a First Lien Credit Agreement (as amended, "Credit Agreement"), which provided for a term loan of $766.6 million due January 31, 2027 ("First Lien Credit Facility"), carrying an interest rate of 2.75% to 3.00%, based on the first lien ratio, plus the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York ("SOFR") (subsequent to an amendment in June 2023 to transition the reference rate from LIBOR (the London Interbank Offer Rate)), with the addition of an applicable margin, and a $100.0 million revolving credit facility due July 31, 2026 ("Revolver").

In connection with the acquisition of Sterling, on October 31, 2024, the Company refinanced its existing First Lien Credit Agreement and all related Sterling debt (the "2024 First Lien Credit Agreement"). The 2024 First Lien Credit Agreement provides for a term loan of $2.185 billion due October 31, 2031, carrying an interest rate of 3.00% to 3.25%, based on the first lien ratio, plus SOFR ("Amended First Lien Credit Facility") and a $250.0 million revolving credit facility due October 31, 2029 ("Amended Revolver").

As a result of the refinancing, the Company incurred $0.4 million of loss on extinguishment of debt, related to the write-off of certain unamortized deferred financing costs.

Borrowings under the 2024 First Lien Credit Agreement bear interest at a rate per annum equal to an applicable margin plus, at our option, either (a) a base rate or (b) SOFR, which is subject to a floor of 0.00% per annum. The applicable margins under the 2024 First Lien Credit Agreement are subject to stepdowns based on our first lien net leverage ratio. In addition, the borrower, First Advantage Holdings, LLC is required to pay a commitment fee on any unutilized commitments under the revolving credit facility. The commitment fee rate ranges between 0.25% and 0.50% per annum based on our first lien net leverage ratio. The borrower is also required to pay customary letter of credit fees. The Amended First Lien Credit Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount. The Amended Revolver has no amortization.

The 2024 First Lien Credit Agreement requires the borrower to prepay outstanding term loans, subject to certain exceptions, with certain proceeds from non-ordinary course asset sales, issuance of debt not permitted by the credit agreement to be incurred and annual excess cash flows. In addition, any voluntary prepayment of term loans in connection with certain repricing transactions on or prior to April 30, 2025 are subject to a 1.00% prepayment premium. Otherwise, the borrower may voluntarily repay outstanding loans without premium or penalty, other than customary "breakage" costs.

The 2024 First Lien Credit Agreement is unconditionally guaranteed by Fastball Parent, Inc., a wholly-owned subsidiary of the Company and the direct parent of the borrower, and material wholly owned domestic restricted subsidiaries of Fastball Parent, Inc. The 2024 First Lien Credit Agreement and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by (1) a first priority security interest in certain tangible and intangible assets of the borrower and the guarantors and (2) a first-priority pledge of 100% of the capital stock of the borrower and of each wholly-owned material restricted subsidiary of the borrower and the guarantors (which pledge, in the case of any non-U.S. subsidiary of a U.S. subsidiary, does not include more than 65% of the voting stock of such non-U.S. subsidiary).

The 2024 First Lien Credit Agreement contains customary affirmative covenants, negative covenants and events of default (including upon a change of control). The 2024 First Lien Credit Agreement also includes a "springing" first lien net leverage ratio test, applicable only to the Amended Revolver, that requires such ratio to be no greater than 7.75:1.00 on the last day of any fiscal quarter if more than 40.0% of the Amended Revolver is utilized on such date.

Cash Flow Analysis

Comparison of Cash Flows for the Year Ended December 31, 2024 compared to the Year Ended December 31, 2023 and for the Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

The following table is a summary of our cash flow activity for the periods presented:

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Net cash provided by operating activities	$ 28,196	$ 162,820	$ 212,770
Net cash used in investing activities	(1,651,988)	(66,847)	(48,596)
Net cash provided by (used in) financing activities	1,581,065	(273,556)	(59,154)

Cash Flows from Operating Activities

For the years ended December 31, 2024, 2023, and 2022, net cash provided by operating activities was $28.2 million, $162.8 million, and $212.8 million, respectively.

Cash flows from operating activities for the year ended December 31, 2024 were impacted by the timing of payments of legal, regulatory, professional service, banking, and other one-time fees related to the Company's acquisition of Sterling, as well as the cash payout of Sterling converted cash awards. Cash flows from operating activities were further impacted by the continuation of more modest hiring activity from our customers resulting from the current hiring environment.

Cash flows from operating activities for the year ended December 31, 2023 were impacted by the continuation of more modest hiring activity from our customers in the Americas and softness internationally, resulting from the ongoing uncertainty from the economic environment that began to impact hiring demand in late 2022. Additionally, cash flows from operating activities in 2023 were impacted by a $9.7 million outflow due to working capital.

Cash flows from operating activities for the year ended December 31, 2022 were positively impacted by the Company's revenue growth from existing customers, new customer go-lives, recent acquisitions and lower accounts receivable driven by cash collections from customers. These were partially offset with other changes in working capital, primarily accrued compensation.

Cash Flows from Investing Activities

For the years ended December 31, 2024, 2023, and 2022, net cash used in investing activities was $1,652.0 million, $66.8 million, and $48.6 million, respectively.

The cash flows used in investing activities for the year ended December 31, 2024 were primarily impacted by the Sterling acquisition, of which $1,687.2 million was in the form of cash. The remaining investing cash flows are driven primarily by capitalized software development costs and purchases of property and equipment as the Company continued to make incremental investments in its technology platform.

The cash flows used in investing activities for the year ended December 31, 2023 were primarily impacted by the $41.1 million Infinite ID acquisition, net of cash acquired and other transaction adjustments. The remaining investing cash flows are driven primarily by capitalized software development costs and purchases of property and equipment as the Company continued to make incremental investments in its technology platform.

The cash flows used in investing activities for the year ended December 31, 2022 included the $19.1 million acquisition of Form I-9 Compliance, net of cash acquired. The remaining investing cash flows were driven primarily by capitalized software development costs and purchases of property and equipment, which increased in 2022 as the Company continued to make incremental investments in its technology platform.

Cash Flows from Financing Activities

For the years ended December 31, 2024, 2023, and 2022, net cash provided by (used in) financing activities was $1,581.1 million, $(273.6) million, and $(59.2) million, respectively.

Net cash used in financing activities for the year ended December 31, 2024 was driven by the Company's October 2024 refinancing of the First Lien Credit Agreement in connection with the acquisition of Sterling. Cash inflows related to this refinancing were $1,679.1 million, partially offset by cash outflows of $59.2 million. As part of the refinancing, the Company paid $38.2 million related to new debt issuance costs. The remaining outflows primarily consisted of payments on a deferred purchase of a software platform and dividends paid on vested RSUs as a result of the Company's August 2023 one-time special dividend. These outflows were offset partially by cash inflows related to share-based compensation activity.

Net cash used in financing activities for the year ended December 31, 2023 were impacted by the Company's one-time special cash dividend of $1.50 per share and shares repurchased under the Company's Repurchase Program. An aggregate cash dividend of $217.7 million was paid on August 31, 2023. During the year ended December 31, 2023, the Company repurchased 4.4 million shares for a total cost of $59.0 million. These outflows were offset partially by cash inflows related to share-based compensation activity.

Net cash used in financing activities for the year ended December 31, 2022 were primarily driven by shares repurchased under the Company's Repurchase Program. During the year ended December 31, 2022, 4.7 million shares were repurchased under the program at a total cost of $60.5 million. Additionally, the Company had additional outflows related to payments on capital lease obligations and deferred purchase of a software platform. These outflows were partially offset by share-based compensation activity.

Contractual Obligations and Commitments

Contractual obligations for the Company are comprised of debt, leases, purchase obligations, uncertain tax positions, and other commitments. The following sections provide details of material cash requirements from known contractual and other obligations as of December 31, 2024.

Debt

As of December 31, 2024, the Company had $2,185.0 million outstanding under its 2024 First Lien Credit Agreement due October 31, 2031. Principal payments totaling $21.9 million are due within the next twelve months, as detailed further in Note 7 to the audited consolidated financial statements included elsewhere in this Annual Report. Future interest payments associated with the 2024 First Lien Credit Agreement total $1,088.7 million, with $161.6 million payable within the next twelve months. Estimated future interest payments are based on the actual interest rates on individual debt and swap agreements outstanding at December 31, 2024. Actual interest rates on our variable rate debt and interest rate swap agreements, and the actual amount of our variable indebtedness could vary from the amounts used to compute the amounts.

As of December 31, 2024, we had no borrowings outstanding under our Revolver.

Leases

As of December 31, 2024, total contractual obligations for operating leases were $15.7 million. This excludes operating leases with original maturities of less than one year, which are not recorded in our consolidated balance sheet. As of December 31, 2024, nominal outstanding amounts were due under finance lease agreements.

For further information, see Note 15 to the audited consolidated financial statements included elsewhere in this Annual Report.

Purchase Obligations

The Company has entered into a six month contract with a third-party service provider which contains a minimum volume commitment. The Company expects to exceed the stipulated minimum volume of purchases required in 2025 through the ordinary course of business.

Uncertain Tax Positions

The Company has accrued approximately $5.7 million for uncertain tax positions and accrued interest and penalties of $1.2 million related to the uncertain tax positions as of December 31, 2024. See Note 9 to the audited consolidated financial statements included elsewhere in this Annual Report for further information.

Other Commitments

At December 31, 2024, the Company had accrued $11.6 million relating to legal proceedings in which the Company believes a loss is both probable and estimable. See Note 14 to the audited consolidated financial statements included elsewhere in this Annual Report for further information.

Recent Accounting Pronouncements

See Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report for a full description of recent accounting pronouncements.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report.

Revenue Recognition

The Company's primary source of revenues is derived from pre-onboarding background screening and related products provided to our customers on a transactional basis, in which a background screening package or selection of products is ordered by a customer related to a single applicant. Substantially all of the Company's customers are employers, staffing companies, and other businesses or organizations. The Company's revenues are mostly comprised of a significant volume of low-dollar services fulfilled by multiple highly automated, proprietary systems and applications. The processing of transactions and recording of revenue is based on contractual terms with the Company's customers. The Company satisfies its performance obligations and recognizes revenues for its products as the orders are completed and the completed results or reports are transmitted, or otherwise made available. The Company's remaining products, substantially consisting of post-onboarding monitoring, tax consulting, fleet management, and driver qualification services, are delivered over time as the customer simultaneously receives and consumes the benefits of the products and solutions delivered. To measure the Company's performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenues on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenues being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price. The Company records third-party pass- through fees incurred as part of screening related products on a gross revenue basis, with the related expense recorded as a cost of service expense, as the Company has control over the transaction and is therefore considered to be acting as a principal. The Company records motor vehicle registration and other tax payments paid on behalf of the Company's fleet management customers on a net revenue basis as the Company does not have control over the transaction and therefore is considered to be acting as an agent of the customer. Amounts received from fleet management customers are recorded in cash and cash equivalents in the accompanying consolidated balance sheets as the funds are not legally restricted.

Business Combinations

We record business combinations using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in the estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are recorded in the period in which they occur.

Long-Lived Assets

We review long-lived assets held and used by us—including property and equipment primarily consisting of capitalized internal use software, and finite-lived intangible assets—for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. If an impairment is determined to exist, we calculate any related impairment loss based on the difference between the fair value and carrying values of the respective assets or asset groups.

Internal use software development costs are capitalized during the application development stage of initial development or during development of new features and enhancements. The Company amortizes these costs using the straight-line method over the estimated useful life of the software, generally three years. Software costs not meeting the criteria for capitalization are expensed as incurred.

Goodwill

We assess goodwill for impairment annually or more frequently if events or changes in business circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows and other market data. There are inherent uncertainties related to these factors and judgment is required in applying them to the goodwill impairment test. Our annual goodwill impairment test is performed on October 31. We perform additional tests throughout the year when required.

For quantitative goodwill impairment tests, the fair value for each reporting unit is determined using a discounted cash flow method. Key assumptions for computing fair value include discount rate, long term growth rate, foreign currency exchange rate, and cash flow projections for each reporting unit. No goodwill impairment was recognized for 2024. See Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report for more information on our goodwill impairment testing.

Income Taxes

In determining taxable income for our consolidated financial statements, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage our underlying businesses.

ASC 740 requires a valuation allowance to reduce the deferred income tax assets recorded if, based on the weight of the evidence, it is more likely than not, that some or all of the deferred income tax assets will not be realized. The Company evaluates all of the positive and negative evidence quarterly to determine the need for a valuation allowance. After consideration of all of the evidence, the Company has determined that a valuation allowance of $5.6 million and $1.9 million is necessary at December 31, 2024 and 2023, respectively.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition, or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in the United States and elsewhere. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on estimates of whether, and the extent to which, additional taxes will be due in accordance with the authoritative guidance regarding the accounting for uncertain tax positions. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. The Company classifies interest and penalties associated with its unrecognized tax benefits as a component of income tax expense (see Note 9 to the audited consolidated financial statements included elsewhere in this Annual Report).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a global company, we are exposed to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program. We use derivative financial instruments for hedging purposes only. We do not use derivatives for speculation purposes.

Interest Rate Risk

We had cash and cash equivalents of $168.7 million and $213.8 million as of December 31, 2024 and 2023, respectively. Our cash and cash equivalents consist primarily of bank demand deposits. We hold cash, cash equivalents, and for working capital purposes. We do not enter into investments for trading or speculative purposes.

We do not have material exposure to market risk with respect to our cash, cash equivalents, or as these consist primarily of highly liquid investments purchased with original maturities of twelve months or less at December 31, 2024 and 2023.

Our debt includes variable-rate debt and a revolving credit facility that bear interest based on SOFR. As a result, we are exposed to fluctuations in interest rates on our long-term debt. The carrying value of our long-term debt, excluding finance lease and other long-term obligations, was $2,121.3 million as of December 31, 2024. The carrying value of the 2024 First Lien Credit Facility Term Loans approximates its fair value as of December 31, 2024 as the underlying interest rate is tied to the Secured Overnight Financing Rate. As of December 31, 2024, a hypothetical 100 basis point change in the interest rate would increase or decrease the interest expense on the 2024 First Lien Credit Facility for the next 12 months by approximately $21.7 million. See Note 7 to the audited consolidated financial statements included elsewhere in this Annual Report for more information on our debt offerings and any outstanding debt.

To help manage borrowing costs, we may from time to time enter into interest rate derivative transactions with financial institutions acting as principal counterparties. In 2020, the Company entered into an interest rate collar agreement with a notional amount of $405.0 million through February 2022 that was reduced to $300.0 million from March 2022 through February 2024, with a maturity date of February 29, 2024. In the agreement, we and the counterparty bank agreed to a one-month LIBOR floor of 0.48% and cap of 1.50% on a portion of our term loan facility. In June 2023, the Company transitioned the reference rate from one-month LIBOR to one-month SOFR and reduced the cap to 1.47%.

In February 2023, the Company entered into an interest rate swap agreement with a notional amount of $100.0 million that matures on February 28, 2026. The interest rate swap hedged our floating LIBOR rate outstanding debt with a fixed rate of 4.36%. In June 2023, the Company transitioned the reference rate from one-month LIBOR to one-month SOFR and reduced the fixed rate to 4.32%.

In December 2023, the Company entered into two interest rate swap agreements, each with a notional amount of $150.0 million. Effective December 29, 2023, the first interest rate swap agreement hedged our floating SOFR rate outstanding debt with a fixed rate of 3.86%. Effective March 1, 2024, the second interest rate swap agreement hedged our floating SOFR rate outstanding debt with a fixed rate of 3.76%. Both interest rate swap agreements mature on December 31, 2026.

In August 2024, the Company entered into an interest rate swap agreement with a notional amount of $160.0 million that matures on December 31, 2026. The interest rate swap hedged our floating SOFR rate outstanding debt with a fixed rate of 3.72%.

In November 2024, the Company entered into an interest rate swap agreement with a notional amount of $275.0 million that matures on December 31, 2026. The interest rate swap hedged our floating SOFR rate outstanding debt with a fixed rate of 3.94%.

Refer to Note 8 to the audited consolidated financial statements included elsewhere in this Annual Report for more information about our interest rate collar agreement.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations due to our global operations. The functional currency of all of the Company's foreign subsidiaries is the applicable local currency. Principal foreign currency exposures relate primarily to the British Pound Sterling, Indian Rupee, and to a lesser extent the Australian Dollar, Canadian Dollar, Chinese Renminbi, Hong Kong Dollar, and Philippine Peso.

Balance sheet adjustments resulting from the translation of foreign currency-denominated subsidiary financial statements are accumulated in a separate component of equity. Gains or losses resulting from foreign currency transactions are included in the Company's consolidated statements of operations and comprehensive (loss) income, except for gains or losses relating to intercompany transactions of a long-term investment nature, which are presented in a separate component of equity as accumulated other comprehensive loss.

We historically have not hedged our investments in foreign subsidiaries or our exposure to transaction gains or losses resulting from fluctuations in foreign currency exchange rates. Currency translation (loss) income included in other comprehensive (loss) income were approximately $(16.2) million, $1.2 million, and $(20.7) million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this report. An index of those financial statements is found in Item 15 of Part IV of this Annual Report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. The term "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosures.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving their desired control objectives. Based on the evaluation of management's disclosure controls and procedures as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally and accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Our assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal controls of Sterling Check Corp., acquired on October 31, 2024, which is included in our consolidated financial statements since the date of acquisition and represented 7.1% of our total assets as of December 31, 2024 after excluding goodwill and intangible assets acquired, and 13.1% of our total revenues for the year ended December 31, 2024. SEC guidance permits management to omit an assessment of an acquired business' internal control over financial reporting from its assessment of internal control over financial reporting for a period not to exceed one year from the date of acquisition. We are in the process of integrating the operations of Sterling Check Corp. within our internal control structure. Accordingly, management has excluded controls relating to Sterling Check Corp. in its assessment.

Based on this assessment using those criteria, our management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective. Management reviewed the results of its assessment with the Audit Committee of its Board of Directors. The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report, which appears in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

Item 9B. Other Information.

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated, or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted a written Global Code of Conduct and Ethics that applies to all of our directors, officers, and employees, including our Chief Executive Officer and Chief Financial Officer. Our Global Code of Conduct and Ethics is posted under the "Governance" section on our website, https://investors.fadv.com/. Our Global Code of Conduct and Ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

The remaining information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2024.

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements

Our consolidated financial statements are included in this Annual Report beginning on page F-1.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material or because the information required is already included in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits

The exhibits listed below are filed as part of this Annual Report or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 28, 2024, by and among First Advantage Corporation, Sterling Check Corp. and Starter Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of First Advantage's Form 8-K filed on March 1, 2024).
2.2	Waiver of Brazil Antitrust Filing Obligation and Closing Condition, dated as of March 25, 2024, related to the Agreement and Plan of Merger, dated as of February 28, 2024, by and among First Advantage Corporation, Sterling Check Corp. and Starter Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.2 of First Advantage's Form 10-Q filed on May 9, 2024).
3.1	Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 of First Advantage's Form 8-K filed on June 25, 2021).
3.2	Amended and Restated Bylaws of First Advantage Corporation (incorporated by reference to Exhibit 3.2 of First Advantage's Form 8-K filed on June 25, 2021).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to First Advantage's Annual Report on Form 10-K filed on March 23, 2022).
10.1 †	First Advantage Corporation 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of First Advantage's Current Report on Form 8-K filed on June 25, 2021).
10.2 †	First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of First Advantage's Quarterly Report on Form 10-Q filed on August 12, 2021).
10.3 †	First Amendment to First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to First Advantage's Quarterly Report on Form 10-Q filed on August 9, 2023).
10.4 †	Form of Standard Option Award Agreement under the First Advantage Corporation 2021 Omnibus Incentive Program (incorporated by reference to Exhibit 4.5 to First Advantage's Registration Statement on Form S-8 filed on June 25, 2021).
10.5 †	Form of Standard Option Award Grant Notice and Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to First Advantage's Quarterly Report on Form 10-Q filed on August 4, 2022).
10.6 †	Form of Non-Employee Director Restricted Stock Unit Initial Award Grant Notice and Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to First Advantage's Quarterly Report on Form 10-Q filed on August 4, 2022).
10.7 †	Form of Non-Employee Director Restricted Stock Unit Annual Award Grant Notice and Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to First Advantage's Quarterly Report on Form 10-Q filed on August 4, 2022).
10.8 †	Form of Non-Employee Director RSU Award Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.6 to First Advantage's Registration Statement on Form S-8 filed on June 25, 2021).
10.9 †	Form of Restricted Stock Unit Award Grant Notice and Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to First Advantage's Quarterly Report on Form 10-Q filed on August 4, 2022).
10.10 †	Form of Restricted Stock Award Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to First Advantage's Quarterly Report on Form 10-Q filed on August 12, 2021).
10.11 †	Form of Top-Up Option Award Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to First Advantage's Quarterly Report on Form 10-Q filed on August 12, 2021).
10.12 †	Form of Restrictive Covenant Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to First Advantage's Registration Statement on Form S-1 filed on June 14, 2021).
10.13 †	Form of Restrictive Covenant Agreement for Named Executive Officers (incorporated by reference to Exhibit 10.3 to First Advantage's Quarterly Report on Form 10-Q filed on May 10, 2023).
10.14 †	Form of Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.12 to First Advantage's Annual Report on Form 10-K filed on February 28, 2023).
10.15 †	Form of IPO Director RSU Award Agreement under the First Advantage Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to First Advantage's Quarterly Report on Form 10-Q filed on August 12, 2021).
10.16 †	Form of Option Conversion Notice (incorporated by reference to Exhibit 4.12 to First Advantage's Registration Statement on Form S-8 filed on June 25, 2021).

Exhibit Number	Description
10.17 †	Form of Notice re Amendment to Performance Award Vesting for previously issued grants, dated May 10, 2023 (incorporated by reference to Exhibit 10.2 to First Advantage's Quarterly Report on Form 10-Q filed on August 9, 2023).
10.18 †	Employment Offer Letter, dated March 1, 2017, between First Advantage Corporation and Scott Staples (incorporated by reference to Exhibit 10.3 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.19 †	Employment Offer Letter, dated August 14, 2015, between First Advantage Corporation and Joseph Jaeger (incorporated by reference to Exhibit 10.4 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.20 †	Amendment to Employment Offer Letter, dated May 19, 2016, between First Advantage Corporation and Joseph Jaeger (incorporated by reference to Exhibit 10.5 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.21 †	Employment Offer Letter, dated December 17, 2015, between First Advantage Corporation and David L. Gamsey (incorporated by reference to Exhibit 10.6 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.22 †	Employment Offer Letter, dated March 30, 2011, between STG-Fairway Holdings, Inc. (a predecessor to First Advantage Corporation) and Bret Jardine (incorporated by reference to Exhibit 10.1 to First Advantage's Quarterly Report on Form 10-Q filed on May 10, 2023).
10.23 †	Employment Offer Letter, dated May 31, 2017, between First Advantage Corporation and Joelle Smith (incorporated by reference to Exhibit 10.2 to First Advantage's Quarterly Report on Form 10-Q filed on May 10, 2023).
10.24 †	Class C LP Unit Grant Agreement, dated February 9, 2020, between Fastball Holdco, L.P. and Scott Staples (incorporated by reference to Exhibit 10.7 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.25 †	Class C LP Unit Grant Agreement, dated February 9, 2020, between Fastball Holdco, L.P. and Joseph Jaeger (incorporated by reference to Exhibit 10.8 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.26 †	Class C LP Unit Grant Agreement, dated February 9, 2020, between Fastball Holdco, L.P. and David L. Gamsey (incorporated by reference to Exhibit 10.9 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.27 †	Option Grant Agreement (Class B LP Units), dated February 9, 2020, among Fastball Holdco, L.P., Bret Jardine and First Advantage Background Services Corp (incorporated by reference to Exhibit 10.16 to First Advantage's Registration Statement on Form S-1/A filed on June 14, 2021).
10.28†	Restricted Stock Unit Grant Agreement, dated December 22, 2021, between First Advantage Corporation and Joseph Jaeger (incorporated by reference to Exhibit 10.19 to First Advantage's Annual Report on Form 10-K filed on March 23, 2022).
10.29†	Retirement Agreement, dated as of August 7, 2024, between David L. Gamsey and First Advantage Corporation (incorporated herein by reference to Exhibit 10.1 of First Advantage's Form 8-K filed on August 8, 2024).
10.30†	Retirement Agreement, dated as of September 3, 2024, between Joseph Jaeger and First Advantage Corporation (incorporated herein by reference to Exhibit 10.1 of First Advantage's Form 8-K filed on September 3, 2024).
10.31	First Lien Credit Agreement, dated January 31, 2020, among Fastball Parent, Inc., Fastball MergerSub, LLC the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.10 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.32	Amendment No. 1 to First Lien Credit Agreement, dated February 1, 2021, among Fastball Parent, Inc., First Advantage Holdings, LLC, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.11 to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.33	Amendment No. 2 to First Lien Credit Agreement, dated May 28, 2021, among Fastball Parent, Inc., First Advantage Holdings, LLC, the lenders form time to time party thereto, and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.12 filed to First Advantage's Registration Statement on Form S-1 filed on May 28, 2021).
10.34	Amendment No. 3 to First Lien Credit Agreement, dated as of June 23, 2023, among First Advantage Holdings, LLC, the revolving lenders party thereto, and Bank of America, N.A. as administrative agent (incorporated by reference to Exhibit 10.3 to First Advantage's Quarterly Report on Form 10-Q filed on August 9, 2023).

Exhibit Number	Description
10.35	Amendment No. 4 to the First Lien Credit Agreement, among Fastball Parent, Inc., First Advantage Holdings, LLC, each lender from time to time party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent and the Issuing Banks party thereto from time to time, dated October 31, 2024 (incorporated by reference to Exhibit 10.2 to First Advantage's Form 8-K filed on October 31, 2024).
10.36	Form of Indemnification Agreement (for directors) (incorporated by reference to Exhibit 10.34 to First Advantage's Annual Report on Form 10-K filed on February 29, 2024).
10.37	Amended and Restated Stockholders' Agreement, dated as of February 28, 2024, by and among First Advantage Corporation, SLP Fastball Aggregator, L.P. and certain stockholders of First Advantage Corporation party thereto (incorporated herein by reference to Exhibit 10.3 of First Advantage's Form 8-K filed on March 1, 2024).
19.1	First Advantage Corporation Securities Trading Policy.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	First Advantage Corporation Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to First Advantage's Annual Report on Form 10-K filed on February 29, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Compensatory arrangements for director(s) and/or executive officer(s).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

FIRST ADVANTAGE CORPORATION

Date: February 27, 2025   By: /s/ Steven Marks
                                                                                                Steven Marks
                                                        Executive Vice President & Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Scott Staples **Scott Staples**	Chief Executive Officer and Director (principal executive officer)	February 27, 2025
/s/ Steven Marks **Steven Marks**	Executive Vice President & Chief Financial Officer (principal financial and accounting officer)	February 27, 2025
/s/ Joseph Osnoss **Joseph Osnoss**	Director	February 27, 2025
/s/ Susan R. Bell **Susan R. Bell**	Director	February 27, 2025
/s/ James L. Clark **James L. Clark**	Director	February 27, 2025
/s/ Bridgett R. Price **Bridgett R. Price**	Director	February 27, 2025
/s/ John Rudella **John Rudella**	Director	February 27, 2025
/s/ Judith Sim **Judith Sim**	Director	February 27, 2025
/s/ Bianca Stoica **Bianca Stoica**	Director	February 27, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm (PCAOB ID: 34)   F-2
Consolidated Balance Sheets   F-5
Consolidated Statements of Operations and Comprehensive (Loss) Income   F-6
Consolidated Statements of Cash Flows   F-7
Consolidated Statements of Changes in Stockholders' Equity   F-8
Notes to Consolidated Financial Statements   F-9

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of First Advantage Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Advantage Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management's assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal controls of Sterling Check Corp., acquired on October 31, 2024, which is included in the Company's consolidated financial statements since the date of acquisition and represented 7.1% of total assets as of December 31, 2024 after excluding goodwill and intangible assets acquired, and 13.1% of total revenues for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Sterling Check Corp.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2025

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of First Advantage Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Advantage Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, cash flows, and changes in stockholders' equity for the years ended December 31, 2024, 2023, and 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023, and 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Revenue – *Refer to Notes 2 and 10 to the consolidated financial statements*

Critical Audit Matter Description

A substantial majority of the Company's revenues are derived from pre-onboarding background screening and related services provided to the Company's customers on a transactional basis, in which an individual background screening package or selection of services is ordered by a customer related to a single individual. The Company's revenues are mostly comprised of a significant volume of low-dollar services fulfilled by multiple highly automated, proprietary systems and applications. The processing of transactions and recording of revenue is based on contractual terms with the Company's customers.

We identified revenue as a critical audit matter because the Company's systems to process and record revenue are highly automated. This required an increased extent of effort including the need for us to involve professionals with expertise in information technology (IT) to identify, test, and evaluate the Company's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the Company's systems to process revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:
  - o Identified the relevant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
  - o Performed testing of monitoring controls, system interface controls, automated controls, and data monitoring controls within the relevant revenue streams.
  - o Tested internal controls within the relevant revenue business processes, including those in place to reconcile the information from various systems to the Company's general ledger.
  - o Performed substantive analytical procedures to test the Company's recorded revenue and evaluate trends.
  - o Performed detail transaction testing on a sample of revenue transactions by agreeing the amounts recognized to source documents and testing the mathematical accuracy of the recorded revenue.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2025

We have served as the Company's auditor since 2013.

First Advantage Corporation
Consolidated Balance Sheets

(in thousands, except share and per share amounts)	December 31,			
		2024		2023
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	168,688	$	213,774
Restricted cash		795		138
Accounts receivable (net of allowance for doubtful accounts of $3,832 and $1,036 at December 31, 2024 and 2023, respectively)		266,800		142,690
Prepaid expenses and other current assets		31,041		13,426
Income tax receivable		8,669		3,710
Total current assets		475,993		373,738
Property and equipment, net		307,539		79,441
Goodwill		2,124,528		820,654
Intangible assets, net		987,948		344,014
Deferred tax asset, net		5,682		2,786
Other assets		21,203		10,021
TOTAL ASSETS	$	3,922,893	$	1,630,654
LIABILITIES AND EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	120,872	$	47,024
Accrued compensation		52,805		16,379
Accrued liabilities		44,700		16,162
Current portion of long-term debt		21,850		—
Current portion of operating lease liability		4,245		3,354
Income tax payable		1,942		264
Deferred revenues		4,274		1,856
Total current liabilities		250,688		85,039
Long-term debt (net of deferred financing costs of $41,861 and $6,268 at December 31, 2024 and 2023, respectively)		2,121,289		558,456
Deferred tax liability, net		222,738		71,274
Operating lease liability, less current portion		9,149		5,931
Other liabilities		11,990		3,221
Total liabilities		2,615,854		723,921
COMMITMENTS AND CONTINGENCIES (Note 14)				
EQUITY				
Common stock - $0.001 par value; 1,000,000,000 shares authorized, 173,171,145 and 145,074,802 shares issued and outstanding as of December 31, 2024 and 2023, respectively		173		145
Additional paid-in-capital		1,504,007		977,290
Accumulated deficit		(159,808)		(49,545)
Accumulated other comprehensive loss		(37,333)		(21,157)
Total equity		1,307,039		906,733
TOTAL LIABILITIES AND EQUITY	$	3,922,893	$	1,630,654

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation
Consolidated Statements of Operations and Comprehensive (Loss) Income

(in thousands, except share and per share amounts)	Year Ended December 31,					
		2024		2023		2022
REVENUES	$	860,205	$	763,761	$	810,023
OPERATING EXPENSES:						
Cost of services (exclusive of depreciation and amortization below)		448,911		386,777		408,928
Product and technology expense		63,817		49,263		51,931
Selling, general, and administrative expense		263,942		116,732		116,640
Depreciation and amortization		145,919		129,473		138,246
Total operating expenses		922,589		682,245		715,745
(LOSS) INCOME FROM OPERATIONS		(62,384)		81,516		94,278
OTHER EXPENSE, NET:						
Interest expense, net		51,848		33,040		9,199
Loss on extinguishment of debt		383		—		—
Total other expense, net		52,231		33,040		9,199
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES		(114,615)		48,476		85,079
(Benefit) provision for income taxes		(4,342)		11,183		20,475
NET (LOSS) INCOME	$	(110,273)	$	37,293	$	64,604
Foreign currency translation (loss) income		(16,176)		1,174		(20,694)
COMPREHENSIVE (LOSS) INCOME	$	(126,449)	$	38,467	$	43,910
NET (LOSS) INCOME	$	(110,273)	$	37,293	$	64,604
Basic net (loss) income per share	$	(0.74)	$	0.26	$	0.43
Diluted net (loss) income per share	$	(0.74)	$	0.26	$	0.43
Weighted average number of shares outstanding - basic		148,582,226		144,083,808		150,227,213
Weighted average number of shares outstanding - diluted		148,582,226		146,226,096		151,807,139

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,					
		2024		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES						
Net (loss) income	$	(110,273)	$	37,293	$	64,604
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation and amortization		145,919		129,473		138,246
Loss on extinguishment of debt		383		—		—
Amortization of deferred financing costs		2,619		1,807		1,804
Bad debt expense (recovery)		158		(56)		207
Deferred taxes		(31,418)		(19,497)		4,597
Share-based compensation		31,762		15,265		7,856
Loss on foreign currency exchange rates		—		8		91
(Gain) loss on disposal of fixed assets and impairment of ROU assets		(275)		1,608		1,263
Change in fair value of interest rate swaps		(10,511)		116		(12,429)
Changes in operating assets and liabilities:						
Accounts receivable		20,775		2,339		9,149
Prepaid expenses and other assets		(1,908)		13,440		4,892
Accounts payable		(25,450)		(8,503)		2,983
Accrued compensation and accrued liabilities		7,176		(9,301)		(11,365)
Deferred revenues		762		788		91
Operating lease liabilities		(883)		(1,378)		(898)
Other liabilities		(961)		347		4,724
Income taxes receivable and payable, net		321		(929)		(3,045)
Net cash provided by operating activities		28,196		162,820		212,770
CASH FLOWS FROM INVESTING ACTIVITIES						
Acquisitions of businesses, net of cash acquired		(1,619,812)		(41,122)		(19,052)
Purchases of property and equipment		(1,720)		(2,085)		(6,165)
Capitalized software development costs		(30,545)		(25,614)		(22,363)
Other investing activities		89		1,974		(1,016)
Net cash used in investing activities		(1,651,988)		(66,847)		(48,596)
CASH FLOWS FROM FINANCING ACTIVITIES						
Borrowings from First Lien Credit Facility		1,679,093		—		—
Repayments of First Lien Credit Facility		(59,200)		—		—
Payments of debt issuance costs		(38,212)		—		—
Proceeds from issuance of common stock under share-based compensation plans		14,653		4,565		3,522
Net settlement of share-based compensation plan awards		(14,305)		(350)		(378)
Payments on deferred purchase agreements		(703)		(938)		(884)
Cash dividends paid		(255)		(217,739)		—
Share repurchases		—		(58,990)		(60,530)
Payments on finance lease obligations		(6)		(104)		(884)
Net cash provided by (used in) financing activities		1,581,065		(273,556)		(59,154)
Effect of exchange rate on cash, cash equivalents, and restricted cash		(1,702)		(301)		(6,014)
(Decrease) increase in cash, cash equivalents, and restricted cash		(44,429)		(177,884)		99,006
Cash, cash equivalents, and restricted cash at beginning of period		213,912		391,796		292,790
Cash, cash equivalents, and restricted cash at end of period	$	169,483	$	213,912	$	391,796
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:						
Cash paid for income taxes, net of refunds received	$	23,388	$	31,623	$	17,475
Cash paid for interest	$	65,767	$	45,697	$	27,042
NON-CASH INVESTING AND FINANCING ACTIVITIES:						
Property and equipment acquired on account	$	539	$	118	$	105
Non-cash property and equipment additions	$	540	$	—	$	—
Excise taxes on share repurchases incurred but not paid	$	—	$	490	$	—
Dividends declared but not paid	$	—	$	614	$	—

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation
Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Common Stock	Additional Paid-In-Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
BALANCE – December 31, 2021	$ 153	$ 1,165,163	$ (31,441)	$ (1,637)	$ 1,132,238
Share-based compensation	—	7,856	—	—	7,856
Repurchases of common stock	(4)	—	(60,526)	—	(60,530)
Proceeds from issuance of common stock under share-based compensation plans	0	3,522	—	—	3,522
Common stock withheld for tax obligations on restricted stock unit and option settlement	0	(378)	—	—	(378)
Foreign currency translation	—	—	—	(20,694)	(20,694)
Net income	—	—	64,604	—	64,604
BALANCE – December 31, 2022	$ 149	$ 1,176,163	$ (27,363)	$ (22,331)	$ 1,126,618
Share-based compensation	—	15,265	—	—	15,265
Repurchases of common stock	(5)	—	(59,475)	—	(59,480)
Cash dividends declared, $1.50 per share	—	(218,353)	—	—	(218,353)
Proceeds from issuance of common stock under share-based compensation plans	1	4,565	—	—	4,566
Common stock withheld for tax obligations on restricted stock unit and option settlement	(0)	(350)	—	—	(350)
Foreign currency translation	—	—	—	1,174	1,174
Net income	—	—	37,293	—	37,293
BALANCE – December 31, 2023	$ 145	$ 977,290	$ (49,545)	$ (21,157)	$ 906,733
Share-based compensation	—	31,762	—	—	31,762
Issuance of common stock upon the acquisition of Sterling Check Corp.	27	490,072	—	—	490,099
Fair value of assumed Sterling equity awards to receive equity awards attributable to pre-combination service	—	4,487	—	—	4,487
Cash dividends declared, $1.50 per share	—	48	—	—	48
Excise tax on repurchase of common stock	—	—	10	—	10
Proceeds from issuance of common stock under share-based compensation plans	2	14,653	—	—	14,655
Net settlement of restricted stock units and option awards	(1)	(14,305)	—	—	(14,306)
Foreign currency translation	—	—	—	(16,176)	(16,176)
Net loss	—	—	(110,273)	—	(110,273)
BALANCE – December 31, 2024	$ 173	$ 1,504,007	$ (159,808)	$ (37,333)	$ 1,307,039

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation
Notes to Consolidated Financial Statements

Note 1. Organization, Nature of Business, and Basis of Presentation

First Advantage Corporation, a Delaware corporation, was formed on November 15, 2019. Hereafter, First Advantage Corporation and its subsidiaries will collectively be referred to as the "Company." On October 31, 2024, the Company completed the acquisition of Sterling Check Corp. ("Sterling") (the "Sterling Acquisition"), a leading provider of background screening and identity verification services. See Note 3. "Acquisitions" for additional information on the acquisition.

The Company derives its revenues from a variety of background check and compliance services performed across all phases of the workforce lifecycle from pre-onboarding services to post-onboarding and ongoing monitoring services, covering employees, contractors, contingent workers, tenants, and drivers. We generally classify our service offerings into three categories: pre-onboarding, post-onboarding, and adjacent products.

Pre-onboarding services are comprised of an extensive array of products and solutions that customers typically utilize to enhance their evaluation process and support compliance from the time a job or other application is submitted to a successful applicant's onboarding date. This includes searches such as criminal background checks, drug / health screenings, extended workforce screening, biometrics and identity checks, education / workforce verification, driver records and compliance, healthcare credentials, and executive screening.

Post-onboarding services are comprised of continuous monitoring and re-screening solutions which are important tools to help keep their end customers, workforces, and other stakeholders safer, more productive, and more compliant. Our post-monitoring solutions include criminal records, healthcare sanctions, motor vehicle records, social media, and global sanctions screening continuously or at regular intervals selected by our customers.

Adjacent products include products that complement our pre-onboarding and post-onboarding products and solutions. This includes fleet and vehicle compliance, hiring tax credits and incentives, resident and tenant screening, employment eligibility, and investigative research.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company includes the results of operations of acquired companies prospectively from the date of acquisition.

The Company has historically experienced seasonality with respect to certain customer industries as a result of fluctuations in hiring volumes and other economic activities. Generally, the Company's highest revenues have historically occurred between October and November of each year, driven by many customers' pre-holiday season hiring initiatives.

Segments — Operating segments are businesses for which separate financial information is available and evaluated regularly by our chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The CODM is determined to be the Chief Executive Officer ("CEO").

The Company's three reportable segments include:

- ***First Advantage Americas.*** This segment pertains to our Legacy First Advantage business and performs a variety of background check and compliance services across all phases of the workforce lifecycle from pre-onboarding services to post-onboarding and ongoing monitoring services, covering employees, contractors, contingent workers, tenants, and drivers. We generally classify our service offerings into three categories: pre-onboarding, post-onboarding, and adjacent products. We deliver our solutions across multiple industry verticals in the United States, Canada, and Latin America.

- ***First Advantage International.*** The First Advantage International segment pertains to our Legacy First Advantage business and provides services similar to our Americas segment in regions outside of the Americas. We primarily deliver our solutions across multiple industry verticals in the Europe, India, and Asia Pacific.

- ***Sterling.*** This segment is comprised of the acquired entity, Sterling Check Corp., which was acquired on October 31, 2024. The Sterling segment provides similar services as compared to First Advantage's Americas and International segments on a global basis.

The Company's segment disclosure provides the users of its consolidated financial statements with a view of the business that is consistent with the view of the CODM of the Company. As of December 31, 2024, we were still assessing changes in our internal management reporting structure to incorporate Sterling and the effects it may have on our reportable segments. In future periods, the CODM may begin receiving and managing the business using revised discrete financial information. We will report changes to reportable segments and recast prior periods to reflect the change, as necessary, in the period the revised discrete financial information is first utilized. Details of segment results are discussed in Note 18, "Reportable Segments."

Use of Estimates — The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes.

Significant estimates, judgments, and assumptions, include, but are not limited to, the determination of the fair value and useful lives of assets acquired and liabilities assumed through business combinations, goodwill impairment, revenue recognition, capitalized software, assumptions used for purposes of determining share-based compensation, and income tax liabilities and assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments — Certain financial assets and liabilities are reported at fair value in the accompanying consolidated balance sheets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

> *Level 1* — Quoted prices for identical instruments in active markets.

> *Level 2* — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

> *Level 3* — Significant inputs to the valuation model are unobservable (supported by little or no market activities). These inputs may be used with internally developed methodologies that reflect the Company's best estimate of fair value from a market participant.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short-term maturities of these financial instruments (Level 1). The fair values and carrying values of the Company's long-term debt are disclosed in Note 7, "Debt".

The following table presents information about the Company's financial assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3
Assets			
Interest rate swaps	$ —	$ 3,110	$ —
Liabilities			
Interest rate swaps	$ —	$ 247	$ —

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Other intangible assets are subject to nonrecurring fair value measurement as the result of business acquisitions. The fair values of these assets were estimated using the present value of expected future cash flows through unobservable inputs (Level 3).

Cash and Cash Equivalents — The Company considers cash equivalents to be cash and all short-term investments that have an original maturity of ninety days or less. Interest income earned on short-term investments and interest bearing accounts is included in interest expense, net in the accompanying consolidated statements of operations and comprehensive (loss) income. The Company recorded $9.6 million, $13.4 million, and $5.0 million of interest income for the years ended December 31, 2024, 2023, and 2022, respectively. Outstanding checks in excess of funds on deposit are classified as current liabilities in the accompanying consolidated balance sheets. As of December 31, 2024 and 2023, the Company had no outstanding checks in excess of funds on deposit.

Accounts Receivable — Accounts receivable are due from customers in a broad range of industries located throughout the United States and internationally. Credit is extended based on evaluation of the customer's financial condition, and generally, collateral is not required.

The allowance for all uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions, and other factors. These factors are continuously monitored by management to arrive at the estimate for the amount of accounts receivable that may be ultimately uncollectible. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance for doubtful accounts against amounts due in order to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company believes that the allowance for doubtful accounts at December 31, 2024 and 2023 is reasonably stated.

Property and Equipment — Property and equipment are recorded at cost. Property and equipment include computer software for internal uses either developed internally, acquired by business combination or otherwise purchased. Software development costs, including internal personnel and third-party professional services, are capitalized during the application development stage of initial development or during development of new features and enhancements. Amortization commences when the software is placed into service and is computed using the straight-line method over the useful lives of the underlying software of three to five years. This is based on the historical observed pace of change in the Company's delivery, technology, and product offerings as well as market competition. The Company amortizes purchased software using the straight-line method over the estimated useful life of three to five years and incremental software acquired by business combination on an accelerated basis over its expected useful life of five years. Software development costs not meeting the criteria for capitalization are expensed as incurred.

Depreciation on leasehold improvements is computed on the straight-line method over the shorter of the life of the asset, or the lease term, ranging from one to fifteen years. Depreciation on data processing equipment and furniture and equipment is computed using the straight-line method over their estimated useful lives ranging from three to ten years.

Business Combinations — The Company records business combinations using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in the estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur.

In valuing the trade names, customer lists, and software developed for internal use, the Company utilizes variations of the income approach, which relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. The Company considers the income approach the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. Projected financial information is subject to risk if estimates are incorrect. The most significant estimate relates to projected revenues and profitability. If the projected revenues and profitability used in the valuation calculations are not met, then the asset could be impaired.

Goodwill, Trade Names, Customer Lists, and Other Intangible Assets — The Company tests goodwill for impairment annually as of October 31 or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. During 2023, the Company changed its annual impairment testing date from December 31 to October 31. The Company believes the new date is preferable because it aligns the impairment test with the budgeting processes. The Company applied the change in accounting principle prospectively. The change in the annual impairment testing date did not delay, accelerate, or avoid an impairment charge. Goodwill is tested for impairment at the reporting unit level using a fair value approach. At October 31, 2024, the Company had three reporting units comprised of First Advantage Americas, First Advantage International, and Sterling. When testing goodwill for impairment, the Company may first perform an optional qualitative assessment. If the Company determines it is not more likely than not the reporting unit's fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount of the Company's reporting unit exceeds its fair value, the Company will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill. The Company performs a quantitative impairment test every three years, irrespective of the outcome of the Company's qualitative assessment. No impairment charges have been required.

The Company's trade names are amortized on an accelerated basis over their expected useful lives ranging from five to twenty years. The Company recorded $9.3 million, $7.3 million, and $7.6 million of amortization expense related to trade names for the years ended December 31, 2024, 2023, and 2022, respectively.

Customer lists are amortized on an accelerated basis based upon their estimated useful lives, ranging from thirteen to fourteen years.

The Company recorded $58.9 million, $54.6 million, and $60.7 million of amortization expense related to customer lists for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company's other intangible assets are amortized on a straight-line or accelerated basis over their expected useful life of five years. The Company recorded $0.5 million and $0.1 million of amortization expense related to other intangible assets for the year ended December 31, 2024 and 2023, respectively. No amortization expense was recorded for the year ended December 31, 2022.

The Company regularly evaluates the amortization period assigned to each intangible asset to determine whether there have been any events or circumstances that warrant revised estimates of useful lives. No impairment charges have been required.

Income Taxes — The Company is a U.S. domiciled corporation for tax purposes. Accordingly, the Company has followed ASC 740, *Income Taxes*, which provides for income taxes using the liability method, which requires an asset and liability based approach in accounting for income taxes for all periods presented. Deferred income taxes reflect the net tax effect on future years of temporary differences in the carrying amount of assets and liabilities between financial statements and income tax purposes. Valuation allowances are established when the Company determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The Company evaluates its effective tax rates regularly and adjusts them when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the jurisdictions in which the Company operates, among other factors.

The Company calculates additional tax provisions, where applicable, related to accounting for uncertainty in income taxes, which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company adjusts its estimates of uncertain tax positions periodically because of ongoing examinations by, and settlements with, various taxing authorities, as well as changes in tax laws, regulations, and interpretations. The Company classifies interest and penalties associated with its unrecognized tax benefits as a component of income tax expense (see Note 9. "Income Taxes").

Impairment of Long-Lived Assets — The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of property and equipment, ROU assets, and finite-life intangible assets may not be recoverable. Conditions that could indicate an impairment assessment is needed include a significant decline in the observable market value of an asset or asset group, a significant change in the extent or manner in which an asset or asset group is used, or a significant adverse change that would indicate that the carrying amount of an asset or asset group is not recoverable. When factors indicate that these long-lived assets or asset groups should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying value of such long-lived assets or asset groups will be recovered through the future undiscounted cash flows expected from use of the asset or asset group and its eventual disposition. If the carrying amount of the asset or asset group is determined not to be recoverable, an impairment charge is recorded based on the excess, if any, of the carrying amount over fair value. Fair values are determined based on quoted market values or discounted cash flows analyses as applicable. The Company regularly evaluates whether events and circumstances have occurred that indicate the useful lives of property and equipment, right of use ("ROU") assets, and finite-life intangible assets may warrant revision. No material impairment charges have been required for the years ended December 31, 2024, 2023 and 2022.

Leases — The Company accounts for leases in accordance with ASC 842, *Leases*. The Company measures ROU assets and liabilities based on the present value of the future minimum lease payments over the lease term at the commencement date. Minimum lease payments include the fixed lease and non-lease components of the agreement, as well as any variable rent payments that depend on an index, initially measured using the index at the lease commencement date. ROU assets are adjusted for any initial direct costs incurred less any lease incentives received, in addition to payments made on or before the commencement date of the lease. The Company recognizes lease expense for leases on a straight-line basis over the lease term.

As the implicit rate is not readily determinable for most of the Company's lease agreements, the Company uses its estimated incremental borrowing rate to determine the initial present value of lease payments.

The Company determines if a contract is or contains a lease at inception. The Company has operating and finance leases for office space, data centers, and equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company enters into lease contracts ranging from 1 to 8 years.

Some leases include one or more options to renew, with renewal terms that can extend the lease term from 1 to 5 years or more. The exercise of these lease renewal options is at the Company's sole discretion and typically are not reasonably certain to renew at inception. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Advertising Costs — Advertising costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive (loss) income. Advertising costs were $2.9 million, $1.9 million, and $2.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Derivative Instruments — The Company is exposed to certain risks relating to its ongoing business operations and mitigates interest rate risk through the use of derivative instruments. Interest rate swaps have been entered into to manage a portion of the interest rate risk associated with the Company's variable-rate borrowings.

In accordance with ASC 815, *Derivatives and Hedging*, the derivative instruments are recognized and subsequently measured on the balance sheet at fair value. The Company reviewed its interest rate swaps and determined they do not meet the definition of cash flow hedges. Therefore, the guidance requires that the change in fair value of the interest rate swaps be recognized as a component of income or expense in the consolidated statements of operations and comprehensive (loss) income (see Note 8. "Derivatives").

Concentrations of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is deposited with major financial institutions and, at times, such balances with each financial institution may be in excess of insured limits. The Company has not experienced, and does not anticipate, any losses with respect to its cash deposits. Accounts receivable represent credit granted to customers for services provided. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable.

The Company had one customer which represented approximately 12%, 12%, and 10% of its consolidated revenues for the years ended December 31, 2024, 2023, and 2022, respectively, in its First Advantage Americas segment. No other customer represented 10% or more of its revenue for these periods. The Company had one customer which represented approximately 17%, of its consolidated accounts receivable, net as of December 31, 2023. No other customers represented 10% or more of its consolidated accounts receivable, net for any period presented.

The Company has entered into interest rate derivative agreements with a counterparty bank to reduce its exposure to interest rate volatility. The Company has determined the counterparty bank to be a high credit quality institution. The Company does not enter into financial instruments for trading or speculative purposes.

Revenue Recognition — Revenues are recognized when control of the Company's services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. In accordance with ASC 606, *Revenue from Contracts with Customers* revenues are recognized based on the following steps:

a) Identify the contract with a customer

b) Identify the performance obligations in the contract

c) Determine the transaction price

d) Allocate the transaction price to the performance obligations in the contract

e) Recognize revenue when (or as) the entity satisfies a performance obligation

A substantial majority of the Company's revenues are derived from pre-onboarding and related services to our customers on a transactional basis, in which an individual background screening package or selection of services is ordered by a customer related to a single individual. Substantially all of the Company's customers are employers, staffing companies, and other businesses or organizations. The Company's revenues are mostly comprised of a significant volume of low-dollar services fulfilled by multiple highly automated, proprietary systems and applications. The processing of transactions and recording of revenue is based on contractual terms with the Company's customers. The Company satisfies its performance obligations and recognizes revenues for services rendered as the orders are completed and the completed reports are transmitted, or otherwise made available. The Company's remaining services, substantially consisting of tax consulting, fleet management, and driver qualification services, are delivered over time as the customer simultaneously receives and consumes the benefits of the services delivered. To measure the Company's performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenues on transactional contracts with a defined price but an undefined quantity are recognized utilizing the right to invoice expedient resulting in revenues being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price.

For revenue arrangements containing multiple services, the Company accounts for the individual service as separate performance obligations if they are distinct, the service is separately identifiable from other terms in the contract, and if a customer can benefit from it on its own or with other resources that are readily available to the customer. If these criteria are not met, the promised services are accounted for as a combined performance obligation. The Company allocates the contract price to each performance obligation based on the standalone selling prices of each distinct product or service in the contract.

The Company considers negotiated and anticipated incentives and estimated adjustments, including historical collections experience, when recording revenues.

The Company's contracts with customers generally include standard commercial payment terms acceptable in each region, and do not include any financing components. The Company does not have any significant obligations for refunds, warranties, or similar obligations. The Company records revenues net of sales taxes. Due to the Company's contract terms and the nature of the background screening industry, the Company determined its contract terms for ASC 606 purposes are generally one year or less, but can extend up to three years in limited circumstances. Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year. Beginning in 2024, incremental costs primarily consist of sales commissions and are amortized over three years, for certain contracts, as management estimates that this corresponds to the period over which a customer benefits from the contract. Deferred commissions as of December 31, 2024 were immaterial and included in prepaid expenses and other current assets and other assets in the accompanying consolidated balance sheets.

The Company records third-party pass-through fees incurred as part of screening related services on a gross revenue basis, with the related expense recorded as a cost of services expense, as the Company has control over the transaction and is therefore considered to be acting as a principal. The Company records motor vehicle registration and other tax payments paid on behalf of the Company's fleet management customers on a net revenue basis as the Company does not have control over the transaction and therefore, is considered to be acting as an agent of the customer. Amounts received from fleet management customers are recorded in cash and cash equivalents in the accompanying consolidated balance sheets as the funds are not legally restricted.

Contract balances are generated when the revenues recognized in a given period varies from billing. A contract asset is created when the Company performs a service for a customer and recognizes more revenues than what has been billed. The Company recognizes these contract assets as accounts receivable, in the accompanying consolidated balance sheets, when a conditional right to consideration exists and transfer of control has occurred. A contract liability is created when the Company transfers a good or service to a customer and recognizes less than what has been billed. The Company recognizes these contract liabilities as deferred revenues, in the accompanying consolidated balance sheets, when the Company has an obligation to perform services for a customer in the future and has already received consideration from the customer.

Foreign Currency — The functional currency of all of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenues and expense accounts using average exchange rates prevailing during the fiscal year. Adjustments resulting from the translation of foreign currency financial statements are accumulated net of tax in a separate component of equity. Currency translation (loss) income included in accumulated other comprehensive (loss) income were approximately $(16.2) million, $1.2 million, and $(20.7) million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statements of operations and comprehensive (loss) income, except for those relating to intercompany transactions of a long-term investment nature, which are captured in a separate component of equity as accumulated other comprehensive income (loss). Currency transaction income (loss) included in the accompanying consolidated statements of operations and comprehensive (loss) income was approximately $0.4 million, $(0.1) million, and $2.3 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Share-based Compensation — Prior to the Company's Initial Public Offering ("IPO"), all share-based awards were issued by a parent of the Company under individual grant agreements and the partnership agreement (collectively the "2020 Equity Plan"). Following the IPO, share-based awards are issued to employees and non-employee directors under the 2021 Omnibus Incentive Plan (as amended by the First Amendment, dated as of May 10, 2023, the "2021 Equity Plan"). Both plans were designed with the intention of promoting the long-term success of the Company by attracting, motivating, and retaining key employees of the Company. Additionally, as discussed in Note 1. "Organization, Nature of Business, and Basis of Presentation", the Company completed its cash-and-stock acquisition of Sterling on October 31, 2024. As part of the acquisition, certain outstanding equity awards held by Sterling employees were converted into equity awards of the Company ("Sterling Acquisition Awards").

The Company accounts for awards issued in accordance with ASC 718, *Compensation — Stock Compensation*. Management expects to allow its employees granted awards under all plans to bear the risks and rewards normally associated with equity ownership for a reasonable period of time when all requisite vesting requirements have been rendered. No outstanding awards are callable, and therefore, the related share-based awards are classified as equity.

The calculation of share-based employee compensation expense involves estimates that require management's judgment. These estimates include the fair value of each of the share-based awards granted, which is estimated on the date of grant using a Black-Scholes option-pricing model. There are four inputs into the Black-Scholes option-pricing model: expected volatility, risk-free interest rates, expected term, and estimated fair value of the underlying unit. The Company estimates expected volatility based on an analysis of guidelines of publicly traded peer companies' historical volatility. The risk-free interest rate is based on the treasury constant maturities rate based on data published by the U.S. Federal Reserve. The expected term of share-based awards granted is derived from historical exercise experience under the Company's share-based plans and represents the period of time that awards granted are expected to be outstanding. Because of the limitations on the sale or transfer of our equity as a privately held company and a lack of historical option exercises as a public company, the Company does not believe our historical exercise pattern is indicative of the pattern we will experience in future periods. The Company has consequently used the simplified method to calculate the expected term, which is the average of the contractual term and vesting period, and plans to continue to use the simplified method until we have sufficient exercise and pricing history. Finally, prior to the IPO, the estimated fair value of the underlying equity was determined using either a transaction valuation or a blend of income and market approaches. After the IPO, the estimated fair value of the underlying equity was based on the observable market price of the Company's equity.

The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, share-based compensation expenses could be materially different in the future. In addition, for awards with a service condition, the Company has elected to account for forfeitures as they occur. Therefore, the Company will reverse compensation costs previously recognized when an unvested award is forfeited. For awards with a performance condition, the Company is required to estimate the expected forfeiture rate, and only recognize expenses for those shares expected to vest. The Company estimates the expected forfeiture rate based on the Company's historical data, grant terms, and anticipated plan participant turnover. If the Company's actual forfeiture rate is materially different from its estimate, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Comprehensive Income — Comprehensive income includes gains and losses from foreign currency translation adjustments, net.

Net Income Per Share of Equity — Basic net income per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Basic weighted-average shares outstanding excludes nonvested restricted stock. Diluted net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net income per share. Diluted weighted average shares outstanding, is similar to basic weighted-average shares outstanding, except that the weighted-average number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common share had been issued, including the dilutive impact of nonvested restricted stock. The Company uses the treasury stock method to incorporate potentially dilutive securities in diluted net income per share.

The potentially dilutive securities outstanding during the year ended December 31, 2024 had an anti-dilutive effect and were therefore not included in the calculation of diluted net loss per share for the period. The potentially dilutive securities outstanding during the years ended December 31, 2023 and 2022 had a dilutive effect and were included in the calculation of diluted net income per share for the period.

Recent Accounting Pronouncements —In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions. This guidance is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The Company is currently evaluating the guidance and its impact to its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses (Subtopic 220-40)*. The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The guidance also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity's definition of selling expenses. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption of the amendment is permitted. The Company is currently evaluating the guidance and its impact to its consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncements — In November 2023, the FASB issued ASU 2023-07, Segment *Reporting – Improvements to Reportable Segments Disclosures*. The amendments improve reportable segment disclosure requirements through enhanced disclosures over significant segment expenses regularly provided to the CODM, extending certain annual disclosures to interim periods, and through permitting more than one measure of segment profit or loss to be reported under certain conditions. We adopted this guidance effective January 1, 2024, resulting in enhanced disclosure of segment expenses along with greater detail of our CODM and how he uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources.

Note 3. Acquisitions

2024 Acquisition

On February 28, 2024, we entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among First Advantage, Sterling Check Corp., a Delaware corporation, and Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of First Advantage (the "Merger Sub").

On October 31, 2024, following the satisfaction or waiver of the applicable closing conditions, including receipt of the requisite regulatory approvals, First Advantage completed its acquisition of Sterling, pursuant to the Merger Agreement (the "Acquisition"). Under the terms of the Merger Agreement, Merger Sub merged with and into Sterling, with Sterling continuing as the surviving corporation in such merger and becoming an indirect, wholly owned subsidiary of First Advantage. The cash-and-stock transaction valued Sterling at approximately $2.2 billion and was financed through cash on hand and the issuance of new debt and common stock as described in Note 7, "Debt".

Each share of Sterling common stock issued and outstanding, subject to limitations, was converted into the right to receive, at the holder's election and subject to proration, $16.73 in cash per share (the "Cash Consideration"), 0.979 shares of First Advantage common stock (the "Stock Consideration"), or a combination thereof (the "Merger Consideration"). No fractional shares of First Advantage Common Stock were issued. Sterling holders of restricted stock, restricted stock units, and net option shares (as calculated pursuant to the Merger Agreement) underlying in-the-money stock option awards of Sterling received the same election to receive the per-share Merger Consideration. Merger Consideration for unvested awards (other than unvested awards held by non-employee directors) was paid in the form of either an unvested cash award, an unvested First Advantage restricted stock award, or a First Advantage restricted stock unit at the holder's election. First Advantage awards are subject to the same terms and conditions (including vesting) as applied to the replaced Sterling award. Any out-of-the-money Sterling stock options, whether vested or unvested, were canceled for no consideration.

The Sterling stockholders received consideration of approximately $1,168.1 million in cash and 27.15 million shares of First Advantage common stock with a fair value of $494.6 million.

Sterling was determined to constitute a business and the Company was deemed to be the acquirer under ASC 805. As a result, the Company has recorded the related purchase accounting as of October 31, 2024.The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed as of the acquisition date.

The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed (in thousands):

Consideration		
Cash consideration	$	1,152,163
Plus: fair value of assumed Sterling equity awards to receive cash attributable to pre-combination service		15,905
Plus: repayment of Sterling's outstanding debt		535,046
Plus: fair value of First Advantage common stock issued		490,098
Plus: fair value of assumed Sterling equity awards to receive equity awards attributable to pre-combination service		4,487
Total fair value of consideration transferred	$	2,197,699
Current assets	$	227,469
Property and equipment, including software developed for internal use		273,370
Intangible assets		717,000
Deferred tax asset		58,100
Other assets		12,516
Current liabilities		(149,818)
Deferred tax liability		(238,077)
Other liabilities		(16,226)
Total identifiable net assets	$	884,334
Goodwill	$	1,313,365

The fair values and useful lives of the acquired intangible assets by category were as follows (in thousands):

	Balance Sheet Location	Estimated Fair Values	Useful Life (in years)
Customer lists	Intangible assets, net	$ 655,000	14 years
Software developed for internal use	Property and equipment, net	259,000	5 years
Trade names	Intangible assets, net	62,000	5 years

Goodwill recognized is not expected to be deductible for tax purposes. Costs incurred by the Company related to the Acquisition were primarily composed of deferred financing costs associated with the new financing structure which have been capitalized within current and long-term debt in the accompanying consolidated balance sheets (see Note 7. "Debt") and approximately $68.1 million of transaction costs, primarily consisting of change in control-related costs, professional service fees, and other third-party costs.

Additionally, for the year ended December 31, 2024, the Company recognized $41.2 million in compensation expense related to converted cash awards for post-combination services in the accompanying consolidated statements of operations and comprehensive (loss) income, of which $5.6 million remained unpaid and was included in accrued compensation in the accompanying consolidated balance sheet as of December 31, 2024. The Company recognized $4.4 million in share-based compensation expense related to converted equity awards for post-combination services in the accompanying consolidated statements of operations and comprehensive (loss) income. See Note 11. "Share-based Compensation" for further discussion.

Results of operations include revenues of $113.1 million and a net loss of $57.4 million related to the Company's Sterling segment since the date of acquisition. The transaction extends First Advantage's high-quality and cost-effective background screening, identity, and verification technology solutions for the benefit of both companies' customers across industry verticals and geographies.

As of the date these consolidated financial statements were issued, the purchase accounting related to this acquisition was incomplete as the valuation of certain working capital balances, deferred taxes, and certain customary transaction adjustments were not yet finalized. The Company has reflected the provisional amounts in these consolidated financial statements. As such, the above balances may be adjusted in a future period as the valuation is finalized and these adjustments may be material to the consolidated financial statements.

Pro Forma Results

The following summary, prepared on a pro forma basis pursuant to ASC 805, presents the Company's consolidated results of operations for the year ended December 31, 2024 and 2023, as if the Acquisition had been completed on January 1, 2023. The pro forma results below include the impact of certain adjustments related to the amortization of intangible assets, transaction-related costs incurred as of the acquisition date, and interest expense on related borrowings, and in each case, the related income tax effects, as well as certain other post-acquisition adjustments attributable to the Acquisition. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had the Acquisition been consummated as of January 1, 2023.

	Year Ended December 31,	
(in thousands, unaudited)	**2024**	**2023**
Revenue	$ 1,509,560	$ 1,482,850
Net loss	$ (138,158)	$ (193,293)

2023 Acquisition

On September 1, 2023, the Company acquired 100% of the equity interest of a digital identity and biometrics solutions company headquartered in New York, for $41.0 million. The acquired company operates under the trade name Infinite ID. The acquisition expanded the Company's network and portfolio of identity solutions in the United States. The Company determined that the acquired company constitutes a business and the Company was deemed to be the acquirer under ASC 805. The Company recorded a preliminary allocation of the purchase price to assets acquired and liabilities assumed based on their estimated fair values as of September 1, 2023. The allocation was finalized as of June 30, 2024 with an immaterial adjustment recorded related to the valuation of deferred taxes. The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed as of the acquisition date.

The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed (in thousands):

Consideration	
Cash purchase price	$ 41,000
Other transaction adjustments	97
Total fair value of consideration transferred	$ 41,097
Current assets	$ 1,335
Property and equipment, including software developed for internal use	5,959
Trade name	2,300
Customer lists	3,800
Other intangible assets	2,400
Other assets	236
Total liabilities	(1,084)
Total identifiable net assets	$ 14,946
Goodwill	$ 26,151

Goodwill recognized is not deductible for tax purposes. Results of operations have been included in the consolidated financial statements of the Company's First Advantage Americas segment since the date of acquisition.

2022 Acquisition

On January 1, 2022, the Company completed its asset purchase of Form I-9 Compliance, a U.S.-based technology solution and consulting service provider for I-9 and E-Verify compliance, for cash consideration of approximately $19.8 million. The Company recognized $9.1 million of goodwill. Identifiable intangible assets related to this acquisition totaled $8.5 million, of which $6.1 million was attributable to a customer related intangible asset with an estimated useful life of thirteen years and $2.4 million was attributable to developed technology with a useful life of five years. Goodwill recognized is deductible for tax purposes. Results of operations have been included in the consolidated financial statements of the Company's First Advantage Americas segment since the date of the acquisition.

Note 4. Property and Equipment, net

Property and equipment, net as of December 31, 2024 and 2023 consisted of the following (in thousands):

		December 31,		
		2024		2023
Furniture and equipment	$	32,054	$	26,576
Capitalized software for internal use, acquired by business combination		490,346		232,505
Capitalized software for internal use, developed internally or otherwise purchased		125,973		86,704
Leasehold improvements		3,007		2,275
Total property and equipment		651,380		348,060
Less: accumulated depreciation and amortization		(343,841)		(268,619)
Property and equipment, net	$	307,539	$	79,441

Depreciation and amortization expense of property and equipment was approximately $77.2 million, $67.4 million, and $70.0 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2024 and 2023 consisted of the following (in thousands):

		December 31,		
		2024		2023
Prepaid corporate insurance	$	9,597	$	2,862
Fair value of derivatives not designated as hedging instruments		3,110		1,986
Other current assets		21,444		10,564
Prepaid expenses and other current assets	$	31,041	$	13,426

Note 6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 by reportable segment were as follows (in thousands):

	First Advantage Americas	First Advantage International	Sterling	Total
Balance – December 31, 2022	$ 677,171	$ 115,909	$ —	$ 793,080
Acquisitions	26,519	—	—	26,519
Foreign currency translation	107	948	—	1,055
Balance – December 31, 2023	$ 703,797	$ 116,857	$ —	$ 820,654
Acquisition	—	—	1,313,365	1,313,365
Adjustments to initial purchase price allocations	(368)	—	—	(368)
Foreign currency translation	(135)	(2,516)	(6,472)	(9,123)
Balance – December 31, 2024	$ 703,294	$ 114,341	$ 1,306,893	$ 2,124,528

The following summarizes the gross carrying value and accumulated amortization for the Company's trade names, customer lists, and other intangible assets as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life (in years)
Trade names	$ 157,740	$ (39,265)	$ 118,475	5-20 years
Customer lists	1,170,327	(302,632)	867,695	13-14 years
Other intangible assets	2,400	(622)	1,778	5 years
Total	$ 1,330,467	$ (342,519)	$ 987,948	

	December 31, 2023			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life (in years)
Trade names	$ 96,321	$ (30,092)	$ 66,229	20 years
Customer lists	520,105	(244,577)	275,528	13-14 years
Other intangible assets	2,400	(143)	2,257	5 years
Total	$ 618,826	$ (274,812)	$ 344,014	

Amortization expense of trade names, customer lists, and other intangible assets was approximately $68.7 million, $62.1 million, and $68.3 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Amortization expense relating to trade names, customer lists, and other intangible assets is expected to be as follows (in thousands):

Years Ending December 31,	
2025	$ 136,682
2026	137,341
2027	122,693
2028	111,583
2029	97,620
Thereafter	382,029
	$ 987,948

Note 7. Debt

The fair value of the Company's debt obligation approximated its book value as of December 31, 2024 and 2023 and consisted of the following (in thousands):

	December 31,	
	2024	**2023**
First Lien Credit Agreement	$ 2,185,000	$ 564,724
Less: Current portion of long-term debt	(21,850)	—
Total long-term debt	$ 2,163,150	$ 564,724
Less: Deferred financing costs	(41,861)	(6,268)
Long-term debt, net	$ 2,121,289	$ 558,456

First Advantage Holdings, LLC, an indirect wholly-owned subsidiary of the Company, was a party to a First Lien Credit Agreement (as amended, "Credit Agreement"), which provided for a term loan of $766.6 million due January 31, 2027 ("First Lien Credit Facility"), carrying an interest rate of 2.75% to 3.00%, based on the first lien ratio, plus the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York ("SOFR")(subsequent to an amendment in June 2023 to transition the reference rate from LIBOR (the London Interbank Offer Rate)), with the addition of an applicable margin, and a $100.0 million revolving credit facility due July 31, 2026 ("Revolver").

In connection with the acquisition of Sterling, on October 31, 2024, the Company refinanced its existing First Lien Credit Agreement and all related Sterling debt (the "2024 First Lien Credit Agreement"). The 2024 First Lien Credit Agreement provides for a term loan of $2.185 billion due October 31, 2031, carrying an interest rate of 3.00% to 3.25%, based on the first lien ratio, plus SOFR ("Amended First Lien Credit Facility") and a $250.0 million revolving credit facility due October 31, 2029 ("Amended Revolver"). The effective interest rate on the Amended First Lien Credit Facility, which is calculated as the contractual interest rates adjusted for the debt issuance costs is 8.20%.

As a result of the refinancing, the Company incurred $0.4 million of loss on extinguishment of debt, related to the write-off of certain unamortized deferred financing costs.

Borrowings under the 2024 First Lien Credit Agreement bear interest at a rate per annum equal to an applicable margin plus, at our option, either (a) a base rate or (b) SOFR, which is subject to a floor of 0.00% per annum. The applicable margins under the 2024 First Lien Credit Agreement are subject to stepdowns based on our first lien net leverage ratio. In addition, the borrower, First Advantage Holdings, LLC is required to pay a commitment fee on any unutilized commitments under the revolving credit facility. The commitment fee rate ranges between 0.25% and 0.50% per annum based on our first lien net leverage ratio. The borrower is also required to pay customary letter of credit fees. The Amended First Lien Credit Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount. The Amended Revolver has no amortization.

The 2024 First Lien Credit Agreement requires the borrower to prepay outstanding term loans, subject to certain exceptions, with certain proceeds from non-ordinary course asset sales, issuance of debt not permitted by the credit agreement to be incurred and annual excess cash flows. In addition, any voluntary prepayment of term loans in connection with certain repricing transactions on or prior to April 30, 2025 are subject to a 1.00% prepayment premium. Otherwise, the borrower may voluntarily repay outstanding loans without premium or penalty, other than customary "breakage" costs.

The 2024 First Lien Credit Agreement is unconditionally guaranteed by Fastball Parent, Inc., a wholly-owned subsidiary of the Company and the direct parent of the borrower, and material wholly owned domestic restricted subsidiaries of Fastball Parent, Inc. The 2024 First Lien Credit Agreement is collateralized by substantially all assets and capital stock owned by direct and indirect domestic subsidiaries and are governed by certain restrictive covenants including limitations on indebtedness, liens, and other corporate actions such as investments and acquisitions. In the event the Company's outstanding indebtedness under the Amended Revolver exceeds 40.0% of the aggregate principal amount of the revolving commitments then in effect, it is required to maintain a consolidated first lien leverage ratio no greater than 7.75 to 1.00. As of December 31, 2024, there were no outstanding borrowings under the Amended Revolver and $2,185.0 million outstanding under the Amended First Lien Credit Facility. As the Company had no outstanding amounts under the Amended Revolver, it was not subject to the consolidated first lien leverage ratio covenant. The Company was compliant with all covenants under the agreement as of December 31, 2024.

Scheduled maturities of the Company's debt as of December 31, 2024, are as follows (in thousands):

Years Ending December 31,		
2025	$	21,850
2026		21,850
2027		21,850
2028		21,850
2029		21,850
Thereafter		2,075,750
	$	2,185,000

Note 8. Derivatives

To reduce exposure to variability in expected future cash outflows on variable rate debt attributable to the changes in one-month LIBOR, the Company has historically entered into interest rate derivative instruments to economically offset a portion of this risk and may do so in the future. In June 2023, the Company transitioned the reference rate for its interest rate derivative agreements from one-month LIBOR to one-month SOFR.

As of December 31, 2024, the Company had the following outstanding derivatives that were not designated as a hedge in qualifying hedging relationships:

Product	Effective Date	Maturity Date	Notional	Rate
Interest rate swap [a]	June 30, 2023	February 28, 2026	$100.0 million	4.32%
Interest rate swap	December 29, 2023	December 31, 2026	$150.0 million	3.86%
Interest rate swap	March 1, 2024	December 31, 2026	$150.0 million	3.76%
Interest rate swap	August 31, 2024	December 31, 2026	$160.0 million	3.72%
Interest rate swap	October 31, 2024	October 31, 2027	$275.0 million	3.94%

(a) In conjunction with the June 2023 transition of the reference rate from LIBOR to SOFR, the fixed rate was reduced from 4.36% to 4.32%.

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements; however, the Company has not elected to apply hedge accounting for these instruments.

The following is a summary of location and fair value of the financial positions recorded related to the derivative instruments (in thousands):

Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value December 31,			
		2024		2023	
Interest rate collars	Prepaid expenses and other current assets	$	—	$	1,986
Interest rate swaps	Prepaid expenses and other current assets	$	3,110	$	—
Interest rate swaps	Accrued liabilities	$	247	$	1,576

The following is a summary of location and amount of gains and (losses) recorded related to the derivative instruments (in thousands):

Derivatives not designated as hedging instruments	Income Statement Location	Gain/(Loss) Year Ended December 31,					
		2024		2023		2022	
Interest rate collars	Interest expense, net	$	951	$	865	$	12,429
Interest rate swaps	Interest expense, net	$	9,560	$	(981)	$	—

Note 9. Income Taxes

The Company is a U.S. domiciled corporation for tax purposes. The Company's income tax expense and balance sheet accounts reflect the results of the Company and its subsidiaries.

The domestic and foreign components of income before provision for income taxes for the years ended December 31, 2024, 2023, and 2022, respectively, were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
(Loss) income before provision for income taxes from United States operations	$ (144,187)	$ 25,250	$ 46,766
Income before provision for income taxes from foreign operations	29,572	23,226	38,313
(Loss) income before provision for income taxes	$ (114,615)	$ 48,476	$ 85,079

The domestic and foreign components of the provision for income taxes for the years ended December 31, 2024, 2023, and 2022, respectively, were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 14,859	$ 18,486	$ 179
State	3,350	5,772	4,593
Foreign	7,385	6,480	9,817
Total Current	$ 25,594	$ 30,738	$ 14,589
Deferred:			
Federal	$ (26,129)	$ (16,857)	$ 1,773
State	(2,447)	(2,313)	5,030
Foreign	(1,360)	(385)	(917)
Total Deferred	$ (29,936)	$ (19,555)	$ 5,886
Total	$ (4,342)	$ 11,183	$ 20,475

The following table reconciles the U.S. statutory federal tax rate of 21% to the Company's effective income tax rate of 3.79%, 23.07%, and 24.07%, for the years ended December 31, 2024, 2023, and 2022, respectively:

	Year Ended December 31,		
	2024	2023	2022
U.S. statutory federal tax rate	21.00%	21.00%	21.00%
State and local income taxes – net of federal tax benefits	1.16	3.89	2.85
Foreign rate difference	(0.61)	0.59	0.67
Change in valuation allowances	(0.75)	0.83	(1.06)
GILTI inclusion	(0.25)	—	1.41
Transaction cost	(6.26)	0.31	—
Share-based and other compensation	(8.74)	3.36	0.62
Rate change impact	(1.49)	(0.66)	(0.43)
US research and development credit	1.22	(3.96)	(1.44)
Withholding tax	(1.02)	0.65	0.38
Return-to-provision adjustment	0.14	(3.56)	—
Other	(0.61)	0.62	0.07
Effective tax rate	3.79%	23.07%	24.07%

As of December 31, 2024, the Company had approximately $146.2 million of accumulated unremitted earnings generated by its foreign subsidiaries. Under the U.S. Tax Cuts and Jobs Act of 2017 ("2017 Tax Act"), a portion of these earnings was subject to U.S. federal taxation with the one-time transition tax. With the exception of certain unremitted earnings in Canada, China, and India, the Company asserted indefinite reinvestment on its unremitted earnings as well as any other additional outside basis differences of its foreign subsidiaries at December 31, 2024. Any future reversals could be subject to additional foreign withholding taxes, U.S. state taxes, and certain tax impacts relating to foreign currency exchange effects on any future repatriations of the unremitted earnings.

The primary components of temporary differences that give rise to the Company's net deferred tax liability as of December 31, 2024 and 2023 consist of the following (in thousands):

		December 31,		
		2024		2023
Deferred tax assets:				
Federal net operating loss carryforwards	$	3,219	$	—
State net operating loss carryforwards		7,952		5,101
Foreign net operating loss carryforwards		7,613		5,653
Deferred revenues		481		394
Disallowed interest		21,815		—
Bad debt reserves		476		276
Employee benefits		5,565		1,237
Share-based compensation		3,473		660
Accrued expenses and loss reserves		5,569		2,460
Section 267 adjustment		5,272		3,742
Other deferred tax assets		895		653
Less: Valuation allowances		(5,635)		(1,863)
Total deferred tax asset	$	56,695	$	18,313
Deferred tax liabilities:				
Customer lists	$	(191,705)	$	(54,777)
Trade names		(28,903)		(16,420)
Prepaid assets		(3,351)		—
Goodwill		(17,615)		(12,929)
Operating lease asset		(2,823)		—
Depreciable and other amortizable assets		(27,104)		(251)
Other deferred liabilities		(2,250)		(2,424)
Total deferred tax liability	$	(273,751)	$	(86,801)
Net deferred tax liability	$	(217,056)	$	(68,488)

As of December 31, 2024 and 2023, the Company believes that federal, state, and foreign net operating loss carryforwards will be available to reduce future taxable income after taking into account various federal and foreign limitations on the utilization of such net operating loss carryforwards. The net operating loss carryforward balances as of December 31, 2024 and 2023, are as follows (in thousands):

		December 31,		
		2024		2023
Federal	$	15,329	$	—
State		91,612		97,659
Foreign		32,296		24,980
	$	139,237	$	122,639

At December 31, 2024, the Company has $15.3 million of U.S. federal net operating loss carryforwards ("NOLs") acquired from the Sterling acquisition. These NOLs are subject to annual use limitations and will begin to expire in 2026. The Company has a $7.9 million deferred tax asset for U.S. state net operating loss carryforwards that, if not utilized, have various expiration periods and will begin to expire in 2025, in addition to net operating loss carryforwards that carry forward indefinitely. The Company has a $7.6 million deferred tax asset for certain foreign net operating losses that, if not utilized, will begin to expire in 2025, in addition to net operating loss carryforwards that carry forward indefinitely.

The Company has fully utilized the research and development credit carryforward as of December 31, 2023.

After consideration of all of the evidence, the Company has determined that a valuation allowance of approximately $5.6 million and $1.9 million is necessary as of December 31, 2024 and 2023, respectively, for certain federal and foreign net operating loss carryforwards and other foreign deferred tax assets. The increase in the valuation allowance in 2024 is primarily due to the acquired U.S. federal net operating loss from the Sterling acquisition that is not expected to be fully utilized before expiration due to annual use limitation and establishment of a valuation allowance in Australia and Philippines during the year.

The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2012, and state, local, and non-U.S. income tax examinations by tax authorities before 2008.

The aggregate changes in the balance of our gross unrecognized tax benefits, excluding accrued interest, for the years ended December 31, 2024, 2023, and 2022, were as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Balance, beginning of period	$ 1,011	$ 972	$ 1,399
Increases for tax positions related to prior years	139	39	28
Decreases for tax positions related to prior years	(446)	—	(455)
Acquired tax positions related to prior years	6,259	—	—
Effects of foreign currency	(80)	—	—
Balance, end of period	$ 6,883	$ 1,011	$ 972

An income tax benefit of approximately $6.9 million would be recorded if these unrecognized tax benefits are recognized. The Company believes it is reasonably possible that its liability for unrecognized tax benefits will decrease in the next twelve months. The Company recognizes accrued interest related to unrecognized tax benefits and penalties in income tax expense.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the U.S. Some of the key provisions in the IRA included implementation of a new alternative minimum tax, an excise tax on share repurchases, and significant tax incentives for energy and climate initiatives. The Company incurred excise taxes of $0.5 million on share repurchases in 2023 as a result of the IRA. No share repurchases occurred during the year ended December 31, 2024. The Company has determined that the other provisions in the IRA had no impact on the Company as of and for the year ended December 31, 2024.

On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operating and Development (OECD) Pillar Two Framework. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are expected to also implement similar legislation with varying effective dates in the future. With the Sterling acquisition, the Company became subject to Pillar Two due to meeting the revenue threshold in 2024. The Company determined that it does not have a material Pillar Two Impact for the year ended December 31, 2024. The Company will continue to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries.

Note 10. Revenues

Performance obligations

Substantially all of the Company's revenues are recognized at a point in time when the orders are completed and the completed reports are reported, or otherwise made available. For revenues delivered over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenues on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenues being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price.

Accordingly, in any period, the Company does not recognize a significant amount of revenues from performance obligations satisfied or partially satisfied in prior periods and the amount of such revenues recognized for the years ended December 31, 2024, 2023, and 2022, were immaterial.

Contract assets and liabilities

The contract asset balance was $5.9 million and $4.8 million as of December 31, 2024 and 2023, respectively, and is included in accounts receivable, net in the accompanying consolidated balance sheets. The contract liability balance was $4.3 million and $1.9 million as of December 31, 2024 and 2023, respectively, and is included in deferred revenues in the accompanying consolidated balance sheets. An immaterial amount of revenue was recognized in the current period related to the beginning balance of deferred revenues.

Note 11. Share-based Compensation

Share-based compensation expense is recognized in cost of services, product and technology expense, and selling, general, and administrative expense, in the accompanying consolidated statements of operations and comprehensive (loss) income as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Share-based compensation expense			
Cost of services	$ 1,643	$ 1,279	$ 1,103
Product and technology expense	3,343	2,246	1,351
Selling, general, and administrative expense	26,776	11,740	5,402
Total share-based compensation expense	$ 31,762	$ 15,265	$ 7,856

Prior to the IPO, all share-based awards were issued by Fastball Holdco, L.P., the Company's previous parent company, under individual grant agreements and the partnership agreement of such parent company under the 2020 Equity Plan. In connection with the IPO, the Company adopted the 2021 Omnibus Incentive Plan (as amended by the First Amendment, dated as of May 10, 2023, the "2021 Equity Plan").

In May 2023, the Company's Board of Directors approved a modification of the vesting terms of outstanding unvested and unearned performance-based options, restricted stock units, and restricted stock (collectively, "Performance Awards") previously issued under its equity plans. The modification, effective May 10, 2023, allowed for unvested and unearned Performance Awards outstanding as of the date of the modification, to vest based on time on the fourth, fifth, and sixth anniversaries of the relevant vesting commencement date, as set forth in each grant agreement (the "Vesting Commencement Date"), while preserving the eligibility to vest upon the Company's investors receiving a targeted money-on-money return, subject to continued service. As of the modification date, unrecognized pre-tax non-cash compensation expense related to the Performance Awards, after accounting for the modification, was $28.8 million. The Company is recognizing pre-tax non-cash compensation expense related to the modification of Performance Awards prospectively from the date of modification, on a straight-line basis.

The fair value of the modified restricted stock units and restricted stock was estimated using the closing stock price on the date of modification. The fair value of the modified stock options was estimated on the date of modification using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options
Expected stock price volatility	37.43%
Risk-free interest rate	3.40%
Expected term (in years)	4.67
Fair-value of the underlying unit	$ 12.61

In connection with the Company's declaration of a one-time special dividend in August 2023, the exercise price of outstanding stock option awards and stock purchases under the Company's employee stock purchase plan ("ESPP") was reduced by $1.50, in accordance with the non-discretionary anti-dilution provisions of the equity and stock purchase plans.

In August 2024 and September 2024, the Company modified the equity award agreements for its Chief Financial Officer and President, Americas, respectively, as part of each executive's retirement agreement. The modifications allowed for accelerated vesting of certain unvested equity awards that would have otherwise been forfeited at retirement and modified certain provisions of the outstanding stock option agreements. As a result of the modifications, the related awards were revalued, resulting in an incremental $4.2 million of compensation expense recognized in 2024. Historical exercise prices noted in the below tables have not been adjusted.

In October 2024, as part of the acquisition of Sterling, unvested Sterling restricted stock, restricted stock units, and net option shares underlying in-the-money stock option awards were converted to an unvested cash award , an unvested First Advantage restricted stock award, or a First Advantage restricted stock unit at the holder's election. Converted awards are subject to the same terms and conditions (including vesting) as applied to the replaced Sterling equity award. All out-of-the-money Sterling stock options, whether vested or unvested, were canceled for no consideration. See Note 3. "Acquisitions".

As of December 31, 2024, the Company had approximately $37.3 million of unrecognized pre-tax non-cash compensation expense, comprised of approximately $12.8 million related to restricted stock, $11.1 million related to RSUs, and approximately $13.4 million related to stock options, which the Company expects to recognize over a weighted average period of 1.0 year.

2020 Equity Plan

Awards issued under the 2020 Equity Plan consist of options and profit interests and vest based on two criteria: (1) Time — awards vest over five years at a rate of 20% per year; and (2) Performance — awards vest based upon a combination of the five-year time vesting, subject to the Company's investors receiving a targeted money-on-money return. Options issued under the 2020 Equity Plan generally expire ten years after the grant date. No awards have been issued under the plan since the Company's IPO.

A summary of the stock option activity for the year ended December 31, 2024 is as follows:

		Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2023	Grants outstanding	1,915,252	$ 5.15		
	Grants exercised	(255,716)	$ 5.22		
	Grants cancelled/forfeited	(56,570)	$ 5.28		
December 31, 2024	Grants outstanding	1,602,966	$ 5.15	5.0 Years	$21.8 million
December 31, 2024	Grants vested	657,192	$ 5.14	5.1 Years	$8.9 million
December 31, 2024	Grants unvested	945,774	$ 5.15		

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022 was $3.2 million, $3.0 million, and $3.1 million, respectively.

A summary of changes in outstanding options and the related weighted-average exercise price per share for the years ended December 31, 2023 and 2022 is as follows:

	December 31,			
	2023		2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Grants outstanding at the beginning of the year	2,843,342	$ 6.66	3,519,563	$ 6.66
Grants exercised	(394,375)	$ 6.06	(372,254)	$ 6.68
Grants cancelled/forfeited	(533,715)	$ 6.68	(303,967)	$ 6.61
Grants outstanding at the end of the year	1,915,252	$ 5.15	2,843,342	$ 6.66
Grants vested	518,455	$ 5.13	648,926	$ 6.65
Grants unvested	1,396,797	$ 5.16	2,194,416	$ 6.67

2021 Equity Plan

The 2021 Equity Plan is intended to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. The 2021 Equity Plan provides for the grant of awards of stock options, stock appreciation rights, restricted shares, restricted stock units, and other equity-based or cash-based awards as determined by the Company's Compensation Committee. The 2021 Equity Plan initially had a total of 17,525,000 shares of common stock reserved. The number of reserved shares automatically increases on the first day of each calendar year commencing on January 1, 2022 and ending on January 1, 2030, in an amount equal to the lesser of (x) 2.5% of the total number of shares of common stock outstanding on the last day of the immediately preceding calendar year and (y) a number of shares as determined by the Board of Directors. As of December 31, 2024, 19,216,600 shares were available for issuance under the 2021 Equity Plan.

Stock Options

Stock options issued immediately prior to the IPO vest based on two criteria: (1) Time — awards vest annually over five years; and (2) Performance — awards vest based upon a combination of the five-year time vesting, subject to the Company's investors receiving a targeted money-on-money return. Stock options issued after the IPO vest annually, generally over four or five years. Stock options generally expire ten years after the grant date.

The fair value for stock options granted for the years ended December 31, 2024, 2023, and 2022 was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighed average assumptions:

	Year Ended December 31,		
	2024	2023	2022
Expected stock price volatility	35.43%	32.99%	34.66%
Risk-free interest rate	4.18%	4.00%	2.77%
Expected term (in years)	6.25	6.78	6.23
Fair-value of the underlying unit	$ 17.74	$ 12.56	$ 14.68

A summary of the option activity for the year ended December 31, 2024 is as follows:

		Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2023	Grants outstanding	4,686,659	$ 13.61		
	Grants issued	819,703	$ 17.74		
	Grants exercised	(866,864)	$ 13.50		
	Grants cancelled/forfeited	(121,601)	$ 14.56		
December 31, 2024	Grants outstanding	4,517,897	$ 14.38	7.4 Years	$19.8 million
December 31, 2024	Grants vested	1,827,922	$ 13.76	6.8 Years	$9.1 million
December 31, 2024	Grants unvested	2,689,975	$ 14.80		

The total intrinsic value of options exercised during the year ended December 31, 2024 and 2023 was $4.6 million and $0.1 million, respectively. No options were exercised during the year ended December 31, 2022.

A summary of changes in outstanding options and the related weighted-average exercise price per share for the years ended December 31, 2023 and 2022 is as follows:

	December 31,			
	2023		2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Grants outstanding at the beginning of the year	4,311,662	$ 15.24	3,714,540	$ 15.33
Grants issued	579,745	$ 12.56	608,122	$ 14.68
Grants exercised	(22,402)	$ 12.55	—	$ —
Grants cancelled/forfeited	(182,346)	$ 13.81	(11,000)	$ 17.52
Grants outstanding at the end of the year	4,686,659	$ 13.61	4,311,662	$ 15.24
Grants vested	1,600,529	$ 13.76	1,054,302	$ 15.20
Grants unvested	3,086,130	$ 13.53	3,257,360	$ 15.25

Restricted Stock Units

Restricted stock units ("RSU") generally vest annually over three to five years.

A summary of the RSU activity for the years ended December 31, 2024, 2023, and 2022 is as follows:

		Shares		Weighted Average Grant Date Fair Value
December 31, 2021	Nonvested RSUs	340,875	$	17.19
	Granted	203,032	$	14.36
	Vested	(67,175)	$	16.96
	Forfeited	(4,400)	$	17.52
December 31, 2022	Nonvested RSUs	472,332	$	16.00
	Granted	235,903	$	13.46
	Vested	(150,724)	$	15.42
	Forfeited	(50,368)	$	14.90
December 31, 2023	Nonvested RSUs	507,143	$	15.10
	Granted	526,980	$	17.28
	Vested	(192,361)	$	14.87
	Forfeited	(66,111)	$	15.98
December 31, 2024	Nonvested RSUs	775,651	$	16.61

Restricted Stock

The following table summarizes the restricted stock issued by the Company. These include grants of unvested 2020 Equity Plan profits interests grants that were converted into restricted stock, as well as restricted stock issued to new recipients. The restricted stock granted as a result of the conversion of 2020 Equity Plan profits interests retain the vesting attributes (including original service period vesting start date) of the original award.

A summary of the restricted stock activity for the years ended December 31, 2024, 2023, and 2022 is as follows:

		Shares		Weighted Average Grant Date Fair Value
December 31, 2021	Nonvested restricted stock	2,613,359	$	3.85
	Vested	(332,059)	$	3.85
December 31, 2022	Nonvested restricted stock	2,281,300	$	3.85
	Vested	(326,670)	$	3.85
December 31, 2023	Nonvested restricted stock	1,954,630	$	8.50
	Vested	(776,887)	$	9.69
December 31, 2024	Nonvested restricted stock	1,177,743	$	10.01

Sterling Acquisition Awards

Restricted Stock Units

The following table summarizes the RSUs issued by the Company as part of the acquisition of Sterling. These include Sterling restricted stock units and net option shares underlying in-the-money stock option awards that were unvested at close and converted to unvested First Advantage RSUs. The RSUs granted as a result of the conversion retain the vesting attributes (including the original service period vesting start dates) of the original award.

A summary of the RSU activity for the year ended December 31, 2024 is as follows:

		Shares		Weighted Average Grant Date Fair Value
December 31, 2023	Nonvested RSUs	—	$	—
	Exchanged for RSUs in the Company	92,380	$	18.70
	Vested	(2,674)	$	18.70
	Forfeited	(33)	$	18.70
December 31, 2024	Nonvested RSUs	89,673	$	18.70

Restricted Stock

The following table summarizes the restricted stock issued by the Company as part of the acquisition of Sterling. These include Sterling restricted stock and net option shares underlying in-the-money stock option awards that were unvested at close and converted to unvested First Advantage restricted stock. The restricted stock granted as a result of the conversion retain the vesting attributes (including the original service period vesting start dates) of the original award.

A summary of the restricted stock activity for the year ended December 31, 2024 is as follows:

		Shares	Weighted Average Grant Date Fair Value
December 31, 2023	Nonvested restricted stock	—	$ —
	Exchanged for restricted stock in the Company	929,475	$ 18.70
	Vested	(236,734)	$ 18.70
	Forfeited	(27)	$ 18.70
December 31, 2024	Nonvested restricted stock	692,714	$ 18.70

2021 Employee Stock Purchase Plan

On June 25, 2021, in connection with the IPO, the Company adopted the ESPP that allows eligible employees to voluntarily make after-tax contributions of up to 15% of such employee's cash compensation to acquire Company stock during designated offering periods. Each offering period consists of one six-month purchase period. During the holding period, ESPP purchased shares are not eligible for sale or broker transfer. The Company recorded an associated expense of approximately $0.6 million, $0.8 million, and $0.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Excess Tax Benefits

The Company recognized excess tax benefits of approximately $1.1 million, $0.3 million, and $0.5 million associated with equity award exercises and vesting in its income tax expense for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 12. Defined Contribution Plan

The Company sponsors a defined contribution plan that principally consists of a contributory 401(k) savings plan. The Company makes discretionary matching contributions to the 401(k) savings plan based on a percentage of employee contributions. The expense recognized related to the Company's contributions to the 401(k) savings plan for the years ended December 31, 2024, 2023, and 2022 was approximately $1.3 million, $1.2 million, and $1.3 million, respectively.

Note 13. Equity

Common and Preferred Stock

On June 25, 2021, the Company completed its IPO of 29,325,000 shares of the Company common stock, $0.001 par value per share at an offering price of $15.00 per share, pursuant to the Company's IPO Registration Statement. The Company sold 22,856,250 shares, including 2,981,250 shares that were sold pursuant to the full exercise of the underwriters' option to purchase additional shares. Certain existing stockholders sold an aggregate of 6,468,750 shares, including 843,750 shares that were sold pursuant to the full exercise of the underwriters' option to purchase additional shares. The Company received aggregate net proceeds of $316.5 million after deducting underwriting discounts and commissions of $22.3 million and other offering costs of $4.0 million.

Immediately prior to the completion of the IPO, the Company filed an Amended and Restated Certificate of Incorporation, which authorized a total of 1,000,000,000 shares of Common Stock, $0.001 par value per share and 250,000,000 shares of Preferred Stock, par value $0.001 per share. After filing the Amended and Restated Certificate of Incorporation, certain redemptions, exchanges, and conversions were made in connection with the dissolution of Fastball Holdco, L.P., the Company's parent, which occurred prior to the completion of the IPO.

On November 15, 2021, the Company completed a follow-on offering ("November 2021 Follow-On") where certain existing stockholders sold an aggregate of 15,000,000 shares, plus an additional 2,250,000 shares that were sold pursuant to the full exercise of the underwriters' option to purchase additional shares. The Company did not sell any shares of its common stock in the November 2021 Follow-On Offering and did not receive any of the proceeds from the sale of shares.

On October 31, 2024, the Company acquired Sterling in a cash-and-stock transaction where certain existing Sterling Stockholders received 27,150,000 shares of First Advantage common stock, pursuant to the Merger Agreement, with a fair value of $494.6 million.

See Note 3. "Acquisitions". A portion of the shares of First Advantage common stock received by Sterling stockholders was converted into Sterling Acquisition Awards and will vest over time (see Note 11. "Share-based Compensation").

As of December 31, 2024, no preferred stock had been issued.

Share Repurchase Program

On August 2, 2022, the Company's Board of Directors authorized the repurchase of up to $50.0 million of the Company's common stock over the 12-month period ending August 2, 2023 (the "Repurchase Program"). On November 8, 2022, the Company's Board of Directors authorized an increase to the total available amount under its Repurchase Program to $150.0 million and extended the program through December 31, 2023. On February 28, 2023, the Company's Board of Directors authorized an increase to the total available amount under its Repurchase Program to $200.0 million. On September 14, 2023, the Company announced that its Board of Directors approved a one-year extension of its share repurchase authorization, extending the previously authorized $200.0 million program through December 31, 2024. In connection with the execution of the Merger Agreement, the Company suspended purchases under its Repurchase Program.

Stock repurchases may be effected through open market repurchases at prevailing market prices, including through the use of block trades and trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, privately-negotiated transactions, through other transactions in accordance with applicable securities laws, or a combination of these methods on such terms and in such amounts as the Company deems appropriate and will be funded from available capital. The Company is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including the Company's stock price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SLP Fastball Aggregator, L.P. and its affiliates. The Company may discontinue or modify purchases without notice at any time.

The Company did not repurchase any shares of common stock during the year ended December 31, 2024. There have been no additional authorizations for share repurchases after the expiration of the Repurchase Program.

A summary of the stock repurchase activity under the Repurchase Program for the years ended December 31, 2023 and 2022, is summarized as follows (in thousands, except share and per share amounts):

| | Year Ended December 31, | |
	2023	2022
Shares repurchased	4,372,879	4,670,975
Average price per share	$ 13.49	$ 12.94
Costs recorded to accumulated deficit		
Total repurchase costs	$ 58,903	$ 60,438
Additional associated costs	572	92
Total costs recorded to accumulated deficit	$ 59,475	$ 60,530

Repurchased shares of common stock were retired. The par value of repurchased shares was deducted from common stock and the excess repurchase price over par value is reflected as a reduction to accumulated deficit. Additional associated costs include the related brokerage commissions and excise taxes on share repurchases.

Dividend

On August 8, 2023, the Company's Board of Directors declared a one-time special cash dividend of $1.50 per share to stockholders of record at the close of business on August 21, 2023. An aggregate cash dividend of $217.7 million was paid on August 31, 2023. Dividends accrued for unvested RSUs are contingent and payable upon vesting of the underlying award. The Company recorded dividend related liabilities of $0.1 million and $0.2 million in accrued liabilities and other liabilities, respectively, in the accompanying consolidated balance sheets as of December 31, 2024. The Company recorded dividend related liabilities of $0.2 million and $0.4 million in accrued liabilities and other liabilities, respectively, in the accompanying consolidated balance sheets as of December 31, 2023.

Note 14. Commitments and Contingencies

Litigation

The Company is involved in litigation from time to time in the ordinary course of business. At times, the Company, given the nature of its background screening business, is subject to lawsuits, or potential class action lawsuits, in multiple jurisdictions, related to claims brought primarily by consumers or individuals who were the subject of its screening services.

For all pending matters, the Company believes it has meritorious defenses and intends to defend vigorously or otherwise seek indemnification from other parties as appropriate. However, the Company has recorded a liability of $11.6 million and $5.2 million at December 31, 2024 and 2023, respectively, for matters that it believes a loss is both probable and estimable. This is included in accrued liabilities in the accompanying consolidated balance sheets as of December 31, 2024 and 2023, respectively.

The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable.

Note 15. Leases

The Company has operating and finance leases for office facilities and equipment. Certain of our leases include rental payments that will adjust periodically for inflation or certain adjustments based on step increases. An insignificant number of our leases contain residual value guarantees and none of our agreements contain material restrictive covenants. Variable rent expenses consist primarily of maintenance, property taxes, and charges based on usage.

The Company rents or subleases certain real estate to third parties. The Company's sublease portfolio consists of operating leases.

The components of lease costs are as follows (in thousands):

		Year Ended December 31,		
		2024		2023
Operating lease costs				
Fixed	$	3,852	$	5,330
Short-term		1,225		345
Variable		4		23
Sub-leases		(289)		(50)
Total operating lease costs	$	4,792	$	5,648
Finance lease costs				
Amortization of leased assets	$	5	$	78
Interest on lease liabilities		1		2
Total finance lease costs	$	6	$	80
Total lease cost	$	4,798	$	5,728

Supplemental balance sheet information related to leases is as follows (in thousands):

		December 31,		
	Classification	2024		2023
Assets				
Operating leases				
Right of use operating lease assets	Other assets	$ 13,659	$	7,277
Finance leases				
Property and equipment, gross	Property and equipment, net	5,897		5,860
Accumulated depreciation	Property and equipment, net	(5,864)		(5,860)
Property and equipment, net	Property and equipment, net	33		—
Total lease assets		$ 13,692	$	7,277
Liabilities				
Operating leases				
Other current	Current portion of operating lease liability	$ 4,245	$	3,354
Non-current	Operating lease liability, less current portion	9,149		5,931
Total operating liabilities		13,394		9,285
Finance leases				
Other current	Accrued liabilities	13		—
Non-current	Other liabilities	18		—
Total finance liabilities		31		—
Total lease liabilities		$ 13,425	$	9,285

Maturities of lease liabilities are as follows (in thousands):

Years Ending December 31,	Operating Leases		Finance Leases		Total	
2025	$	5,378	$	12	$	5,390
2026		4,451		15		4,466
2027		3,019		8		3,027
2028		1,832		—		1,832
2029		924		—		924
Thereafter		70		—		70
Total minimum lease payments	$	15,674	$	35	$	15,709
Less: Imputed interest		(1,941)		(4)		(1,945)
Present value of minimum lease payments	$	13,733	$	31	$	13,764

Lease term and discount rates are as follows:

	Year Ended December 31,	
	2024	2023
Weighted average remaining lease term		
Operating leases	3.4 Years	3.4 Years
Finance leases	2.6 Years	—
Weighted average discount rate		
Operating leases	7.85%	6.85%
Finance leases	8.20%	—

Supplemental cash flow information related to leases was as follows (in thousands):

	Year Ended December 31,			
	2024		2023	
Cash paid for amounts included in measurement of lease liabilities:				
Operating cash flows from operating leases	$	4,373	$	6,825
Operating cash flows from finance leases		0		2
Financing cash flows from finance leases		7		104
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	9,956	$	5,084
Finance leases		41		—
Amortization:				
Amortization of right-of-use operating lease assets [1]	$	3,346	$	4,766

(1) Amortization of right of use operating lease assets during the period is reflected in operating lease liabilities on the consolidated statements of cash flows.

Note 16. Related Party Transactions

The Company had no material related party transactions.

Note 17. Net (Loss) Income Per Share

Basic and diluted net (loss) income per share was calculated as follows:

		Year Ended December 31,				
(in thousands, except share and per share amounts)		**2024**		**2023**		**2022**
Basic net (loss) income per share	$	(0.74)	$	0.26	$	0.43
Diluted net (loss) income per share	$	(0.74)	$	0.26	$	0.43
Numerator:						
Net (loss) income		(110,273)		37,293		64,604
Denominator:						
Weighted average number of shares outstanding - basic		148,582,226		144,083,808		150,227,213
Add options and restricted stock units to purchase units		—		2,142,288		1,579,927
Weighted average number of shares outstanding - diluted		148,582,226		146,226,096		151,807,139

For the years ended December 31, 2024, 2023, and 2022, a total of 3,630,723, 4,725,584, and 2,669,162 stock options, RSUs, and restricted stock awards were excluded from the calculation of diluted net (loss) income per share, respectively, because their effect was anti-dilutive.

Note 18. Reportable Segments

As discussed in Note 1. "Organization, Nature of Business, and Basis of Presentation," we have three reportable segments, First Advantage Americas, First Advantage International, and Sterling. Our CODM uses the performance measure of Adjusted EBITDA, on both a consolidated and a segment basis, to allocate resources and assess performance of our businesses. Our CODM also uses Adjusted EBITDA as a performance measure for both segment and corporate management under our incentive compensation plans.

The segment financial information below aligns with how we report information to our CODM to assess operating performance and how the Company manages the business. Corporate costs are generally allocated to the segments based upon estimated revenue levels and other assumptions that management considers reasonable. Adjusted cost of services consists of amounts paid to third parties for access to government records, other third-party data and services, our internal processing fulfillment and customer care functions, and other cost of services excluding depreciation and amortization, share-based compensation expenses, transaction expenses, and integration expenses. Other segment items consist of product and technology and selling, general, and administrative expenses, but similarly excludes depreciation and amortization, share based compensation, and other expenses excluded from Adjusted EBITDA.

The CODM does not review the Company's assets by segment as it does not provide additional insights into the performance of our business; therefore, such information is not presented. The accounting policies of the segments are the same as described in Note 1. "Organization, Nature of Business, and Basis of Presentation" and Note 10. "Revenues."

Reconciliations of Segment Adjusted EBITDA to net (loss) income for the years ended December 31, 2024, 2023, and 2022 are as follows (in thousands):

		Year Ended December 31, 2024						
		First Advantage Americas		**First Advantage International**		**Sterling**		**Total**
Total revenues	$	658,758	$	96,854	$	113,068	$	868,680
Intersegment revenues		(1,867)		(6,439)		(169)		(8,475)
External revenues	$	656,891	$	90,415	$	112,899	$	860,205
Less:								
Adjusted cost of services		335,181		53,726		67,827		
Other segment items		112,587		25,934		24,123		
Segment Adjusted EBITDA	$	210,990	$	17,194	$	21,118	$	249,302
Adjustments to reconcile to net loss:								
Interest expense, net								51,848
Benefit for income taxes								(4,342)
Depreciation and amortization								145,919
Loss on extinguishment of debt								383
Share-based compensation								31,762
Transaction and acquisition-related charges [a]								128,234
Integration, restructuring, and other charges [b]								5,771
Net loss							$	**(110,273)**

| | Year Ended December 31, 2023 | | | |
	First Advantage Americas	First Advantage International	Sterling	Total
Total revenues	$ 673,075	$ 96,832	$ —	$ 769,907
Intersegment revenues	(970)	(5,176)	—	(6,146)
External revenues	$ 672,105	$ 91,656	$ —	$ 763,761
Less:				
Adjusted cost of services	338,797	54,892	—	
Other segment items	112,633	26,029	—	
Segment Adjusted EBITDA	$ 221,645	$ 15,911	$ —	$ 237,556
Adjustments to reconcile to net income:				
Interest expense, net				33,040
Provision for income taxes				11,183
Depreciation and amortization				129,473
Share-based compensation				15,265
Transaction and acquisition-related charges [a]				4,364
Integration, restructuring, and other charges [b]				6,938
Net income				$ **37,293**

| | Year Ended December 31, 2022 | | | |
	First Advantage Americas	First Advantage International	Sterling	Total
Total revenues	$ 694,865	$ 122,599	$ —	$ 817,464
Intersegment revenues	(1,710)	(5,731)	—	(7,441)
External revenues	$ 693,155	$ 116,868	$ —	$ 810,023
Less:				
Adjusted cost of services	355,623	64,805	—	
Other segment items	117,587	30,539	—	
Segment Adjusted EBITDA	$ 221,655	$ 27,255	$ —	$ 248,910
Adjustments to reconcile to net income:				
Interest expense, net				9,199
Provision for income taxes				20,475
Depreciation and amortization				138,246
Share-based compensation				7,856
Transaction and acquisition-related charges [a]				6,018
Integration, restructuring, and other charges [b]				2,512
Net income				$ **64,604**

(a) Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Transaction and acquisition related charges for the year ended December 31, 2024 include approximately $125.7 million of expense associated with the acquisition of Sterling, primarily consisting of $41.2 million of compensation expense attributable to converted Sterling equity awards, of which $38.9 million related to accelerated vesting for employees terminated after the acquisition, $45.8 million of legal, regulatory, integration, and diligence professional service fees, $16.5 million in debt refinancing costs, $10.7 million in post-combination restructuring expenses, $9.5 million in success-based banking fees, and $2.0 million of other one-time transaction charges. Also includes incremental professional service fees incurred related to the initial public offering and the subsequent one-time compliance efforts. The year ended December 31, 2022 includes a transaction bonus expense related to one of the Company's 2021 acquisitions.

(b) Represents charges from organizational restructuring and integration activities, non-cash, and other charges primarily related to nonrecurring legal exposures, foreign currency (gains) losses, (gains) losses on the sale of assets, and other non-recurring items.

Geographic Information

The Company bases revenues by geographic region in which the revenues and invoicing are recorded. Other than the United States, no single country accounted for 10% or more of our total revenues during these periods.

The following summarizes revenues by geographical region (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Revenues						
United States	$	740,506	$	660,583	$	679,037
All other countries		119,699		103,178		130,986
Total revenues	$	860,205	$	763,761	$	810,023

The following table sets forth net long-lived assets by geographic area (in thousands):

		December 31,		
		2024		2023
Long-lived assets, net				
United States	$	2,996,933	$	1,083,318
All other countries		436,741		168,068
Total long-lived assets, net	$	3,433,674	$	1,251,386

Note 19. Condensed Financial Information of Registrant

FIRST ADVANTAGE CORPORATION
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(in thousands, except share and per share data)

| | December 31, | |
	2024	2023
ASSETS		
Investments in subsidiaries	$ 1,240,750	$ 872,206
LIABILITIES AND EQUITY		
Liabilities	$ —	$ —
EQUITY		
Common stock - $0.001 par value; 1,000,000,000 shares authorized, 173,171,145 and 145,074,802 shares issued and outstanding as of December 31, 2024 and 2023, respectively	173	145
Additional paid-in-capital	1,437,718	942,763
Accumulated deficit	(159,808)	(49,545)
Accumulated other comprehensive income	(37,333)	(21,157)
Total equity	1,240,750	872,206
TOTAL LIABILITIES AND EQUITY	$ 1,240,750	$ 872,206

The accompanying note is an integral part of these condensed financial statements.

FIRST ADVANTAGE CORPORATION
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(in thousands, except share and per share data)

| | For the Year Ended December 31, | | |
	2024	2023	2022
Equity in net income of subsidiaries	$ (110,273)	$ 37,293	$ 64,604
NET (LOSS) INCOME	(110,273)	37,293	64,604
Foreign currency translation adjustments	(16,176)	1,174	(20,694)
COMPREHENSIVE (LOSS) INCOME	$ (126,449)	$ 38,467	$ 43,910
NET (LOSS) INCOME	$ (110,273)	$ 37,293	$ 64,604
Basic net (loss) income per share	$ (0.74)	$ 0.26	$ 0.43
Diluted net (loss) income per share	$ (0.74)	$ 0.26	$ 0.43
Weighted average number of shares outstanding - basic	148,582,226	144,083,808	150,227,213
Weighted average number of shares outstanding - diluted	148,582,226	146,226,096	151,807,139

A statement of cash flows has not been presented as First Advantage Corporation (parent company) did not have any cash as of, or at any point in time during, the years ended December 31, 2024, 2023 or 2022.

The accompanying note is an integral part of these condensed financial statements.

Note to Condensed Financial Statements of Registrant (Parent Company Only)

Basis of Presentation

Fastball Intermediate, Inc. was formed on November 15, 2019. In March 2021, Fastball Intermediate, Inc. changed its name to First Advantage Corporation.

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of First Advantage Corporation (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed the specified threshold amount of the consolidated net assets of the Company. Because we have a consolidated accumulated deficit, the 25% threshold described in Rule 4-08 does not apply and any restrictions of net assets at our subsidiaries trigger the requirement to present parent company-only financial information. The ability of First Advantage Corporation's operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries' outstanding term loan and revolving credit facility borrowings under the Credit Agreement, as described in Note 7 to the audited consolidated financial statements.

These condensed parent company-only financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed parent company-only financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report.

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Board of Directors

Joseph Osnoss
Managing Partner, Silver Lake

Susan R. Bell
Former Office Managing Partner of EY Atlanta, GA

James L. Clark
Chief Executive Officer of the Boys & Girls Clubs of America

Bridgett R. Price
Former Global Human Resources Officer for Consumer, Development, & Operations, Marriott International

John Rudella
Director, Silver Lake

Judith Sim
Former Chief Marketing Officer, Oracle Corporation

Scott Staples
Chief Executive Officer, First Advantage Corporation

Bianca Stoica
Director, Silver Lake

Executive Officers

Scott Staples
Chief Executive Officer

Steven Marks
Chief Financial Officer & Executive Vice President

Douglas Nairne
Chief Operating Officer

Joelle M. Smith
President

Bret T. Jardine
Executive Vice President, Chief Legal Officer & Corporate Secretary

Form 10-K Report

A copy of our Form 10-K for fiscal year 2024 filed with the Securities and Exchange Commission, is available at no charge by contacting Investor Relations or on our website at https://investors.fadv.com/

Annual Meeting

The Annual Meeting of Stockholders will be held on Friday, June 6, 2025, at 2:00 p.m., Eastern Time via live audio webcast. The Board of Directors has set April 8, 2025, as the record date for determination of stockholders entitled to vote at the Annual Meeting.

Independent Auditor

Deloitte & Touche LLP
Atlanta, GA

Transfer Agent

Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC)

(800) 937-5449

equiniti.com/us/contact-us/

Common Stock

First Advantage Corporation common stock is listed on the Nasdaq Global Select Market under the symbol "FA"



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